SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: November 3, 2009
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

UBS FINANCIAL REPORTING THIRD QUARTER 2009
SIGNATURES

This Form 6-K consists of the Financial Reporting Third Quarter 2009, which appears immediately following this page.

quarterly report
3Q09

1 | UBS Group
2 | UBS business divisions and Corporate Center
3 | Risk and treasury management
4 | Financial information

UBS key figures

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.09	30.6.09	30.9.08	2Q09	3Q08	30.9.09	30.9.08

Group results

Operating income	5,766	5,770	5,543	0	4	16,506	5,493

Operating expenses	6,359	7,093	6,036	(10)	5	19,980	21,993

Operating profit before tax (from continuing and discontinued operations)	(593)	(1,316)	(493)	55	(20)	(3,456)	(16,321)

Net profit attributable to UBS shareholders	(564)	(1,402)	283	60		(3,941)	(11,729)

Diluted earnings per share (CHF)[1]	(0.15)	(0.39)	0.09	62		(1.09)	(4.42)

Balance sheet and capital management

Total assets	1,476,053	1,599,873		(8)

Equity attributable to UBS shareholders	39,536	33,545		18

BIS total ratio (%)[2]	19.4	17.7

BIS risk-weighted assets[2]	210,763	247,976		(15)

BIS tier 1 capital	31,583	32,640		(3)

Key performance indicators[3]

Performance

Return on equity (RoE) (%)						(15.6)	(44.4)

Return on risk-weighted assets, gross (%)						9.3	2.5

Return on assets, gross (%)						1.4	0.4

Growth

Net profit growth (%)[4]	N/A	N/A	N/A			N/A	N/A

Net new money (CHF billion)[5]	(36.7)	(39.5)	(83.6)			(91.1)	(140.2)

Efficiency

Cost / income ratio (%)	106.1	115.2	102.3			109.4	355.9

Capital strength

BIS tier 1 ratio (%)[2]	15.0	13.2

FINMA leverage ratio (%)[2]	3.51	3.46

Additional information

Invested assets (CHF billion)	2,258	2,250	2,640	0	(14)

Personnel (full-time equivalents)	69,023	71,806	79,565	(4)	(13)

Market capitalization[6]	67,497	42,872	54,135	57	25

Long-term ratings

Fitch, London	A+	A+	AA--

Moody’s, New York[7]	Aa2	Aa2	Aa2

Standard & Poor’s, New York	A+	A+	AA--

[1] Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the financial statements of this report.  [2] Refer to the “Capital management” section of this report.  [3] For the definitions of UBS’s key performance indicators refer to the “Key performance indicators” section on page 11 of UBS’s first quarter 2009 report.  [4] Not meaningful if either the current period or the comparison period is a loss period.  [5] Excludes interest and dividend income.  [6] Refer to the “UBS registered shares” section of this report.  [7] On 15 June 2009 Moody’s has placed the senior long-term debt and deposit ratings of UBS AG and affiliates on review for possible downgrade.

UBS and its businesses

UBS is a global firm providing financial services to private, corporate and institutional clients. Its strategy is to focus on international wealth management and the Swiss banking business, alongside its global expertise in investment banking and asset management. Under Swiss company law, UBS is organized as an Aktiengesellschaft, a corporation that has issued shares of common stock to investors. UBS AG is the parent company of the UBS Group (Group). The operational structure of the Group comprises the Corporate Center and four business divisions: Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and the Investment Bank.

Wealth Management & Swiss Bank
Wealth Management & Swiss Bank caters to high net worth and ultra high net worth individuals around the world (except those served by Wealth Management Americas) whether they are investing internationally or in their home country. UBS offers these clients a complete range of tailored advice and investment services. Its Swiss Bank business provides a complete set of banking services for Swiss individual and corporate clients.

Wealth Management Americas
Wealth Management Americas provides advice-based relationships through its financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of high net worth and ultra high net worth individuals and families. It includes the former Wealth Management US business unit, as well as the domestic Canadian business and the international business booked in the United States.

Global Asset Management
Global Asset Management is one of the world’s leading asset managers, providing investment solutions to private clients, financial intermediaries and institutional investors worldwide. It offers diverse investment capabilities and investment styles across all major traditional and alternative asset classes. Specialist equity, fixed income, currency, hedge fund, real estate, infrastructure and private equity investment capabilities can also be combined in multi-asset strategies.

Investment Bank
The Investment Bank provides securities and other financial products and research in equities, fixed income, rates, foreign exchange and precious metals. It also provides advisory services as well as access to the world’s capital markets for corporate, institutional, intermediary and alternative asset management clients.

Corporate Center
The Corporate Center ensures that all business divisions operate as a coherent and effective whole by providing and managing support and control functions for the business divisions and the Group in such areas as risk management and control, finance, legal and compliance, marketing and communications, funding, capital and balance sheet management, management of foreign currency earnings, human resources, information technology infrastructure and service centers.

Contents

2	Letter to shareholders
4	Corporate calendar and information sources

1.	UBS Group

6	Market climate
7	Recent developments
9	Key performance indicators
10	Group results
16	Balance sheet
18	Off-balance sheet

2.	Business division and Corporate Center results

20	Wealth Management & Swiss Bank
22	Wealth Management Americas
25	Global Asset Management
29	Investment Bank
32	Corporate Center

3.	Risk and treasury management

36	Risk management and control
47	Liquidity and funding management
49	Capital management
53	UBS registered shares

4.	Financial information

56	Financial statements
62	Notes to the financial statements

Third quarter 2009 report

Dear shareholders,

At this year’s annual general meeting in April, we shared with you our initial assessment of the situation facing UBS and outlined our view that it would be a long road back to success, without any quick fixes. In the two quarters since, we have been addressing the bank’s most critical problems, and business is steadily returning to normal. We see this in a clear improvement in our financial results. We also reached two significant milestones – the Swiss Confederation’s sale of its stake in UBS, and a settlement agreement in relation to the “John Doe” summons with the US tax authorities.

In the third quarter, we reported a net loss attributable to shareholders of CHF 564 million, or CHF 593 million on a pre-tax basis. This result was affected by three substantial charges which together amounted to CHF 2,150 million. Excluding these charges, the underlying pre-tax result increased to a profit of CHF 1,557 million, a further improvement compared with the prior quarter. The largest of the three items was a CHF 1,436 million charge arising from the increase in the fair value of our own credit. As was the case last quarter, this largely reflects the tightening of our credit spreads in line with a significant improvement in the market’s perception of our creditworthiness. The other two items were a net charge of CHF 409 million in relation to the closing of the UBS Pactual sale, and a charge of CHF 305 million in relation to the conversion in August 2009 of the mandatory convertible notes issued in December 2008.

The improvement in underlying Group profitability was driven by better performance in the Investment Bank. The Investment Bank’s fixed income, currencies and commodities (FICC) business reported revenues of CHF 985 million, its first quarter of net positive revenues in nine quarters. Equities and investment banking recorded lower seasonal revenues.

Wealth Management & Swiss Bank’s results were disappointing. Operating income decreased despite higher levels of invested assets. The decline in income was due to continued compression of lending spreads in a low interest rate environment, as well as lower margins in wealth management. We experienced net new money outflows of CHF 16.7 billion compared with CHF 16.5 billion in the prior quarter.
Wealth Management Americas returned to profitability, with a pre-tax profit of CHF 110 million, following a loss in second quarter 2009. The change was mainly due to a substantial reduction in operating expenses, while revenues were broadly in line with those of the prior quarter. Net new money outflows deterioriated to CHF 9.9 billion from

CHF 5.8 billion in the prior quarter, reflecting reduced recruiting of financial advisors and higher attrition.

Global Asset Management experienced stronger performance. Operating income increased 7% due to higher performance fees and higher management fees on increased average invested assets. Net new money outflows decreased to CHF 10.0 billion from CHF 17.1 billion in the second quarter. The business saw its first net new money inflows from third-party clients since fourth quarter 2006 following good investment performance.

We are continuing to place emphasis on balance sheet reduction and maintaining capital strength. The Group balance sheet was reduced in the third quarter by CHF 124 billion to CHF 1,476 billion. Risk-weighted assets declined 15% to CHF 211 billion – a 30% decrease compared with year-end 2008. The tier 1 capital ratio stood at 15.0% at the end of September, compared with 13.2% at the end of second quarter 2009.

We have successfully stabilized the firm and our focus is now on growing the business. Our business strategy centers around our “one firm” approach, which combines our wealth management and Swiss banking businesses with the global expertise of our Investment Bank and our institutional asset management business. We will be presenting details of our new overall group strategy and that of each of our operating divisions at our Investor Day on 17 November 2009. We intend to focus on building our capital strength and on de-risking our balance sheet for several quarters to come. Our intention is to establish UBS as one of the world’s strongest and most resilient financial institutions. We believe that this is in the best interests of our clients and shareholders and is consistent with the expectations of our prudential regulators. We likewise believe that this approach is critical to developing our wealth and asset management businesses, our advisory businesses, and our trading operations.

We have resolved two key matters that were negatively affecting the business. We reached a settlement with the US tax authorities in relation to the “John Doe” summons matter. This enabled us to advance the process of putting behind us one of the most difficult episodes in our history. As a mark of the benefit that the settlement had on UBS, the Swiss Government decided that it would exit its investment in UBS. Resolution of these items is having a profound impact on the levels of trust placed in us by clients and shareholders, on staff morale, and on our efforts to rebuild confidence in our company.

Outlook – Having stabilized the bank’s financial condition and resized the business, we expect to see further progress in restoring the underlying profitability of the business in future quarters, particularly in 2010. However, this progress will depend on market and other factors. The early part of 2010 should reflect the full impact of 2009’s cost reductions. We do not expect an immediate recovery in client net new money flows, and the impact of low interest rates on net interest income continues to hold back revenues, especially in Wealth Management & Swiss Bank. We expect the Investment Bank’s performance to continue to improve into 2010, but its fourth quarter results will likely reflect the early stage of its recovery. In addition, based on current conditions, we expect another own credit charge in the fourth quarter as a result of further tightening of our credit spreads.

3 November 2009

Yours sincerely,

Kaspar Villiger	Oswald J. Grübel
Chairman of the Board of Directors	Group Chief Executive Officer

Third quarter 2009 report

Corporate calendar and information sources

Corporate calendar

Publication of fourth quarter 2009 results		Tuesday, 9 February 2010

Publication of annual report 2009		Wednesday, 17 March 2010

Annual general meeting		Wednesday, 14 April 2010

Publication of first quarter 2010 results		Tuesday, 4 May 2010

Contacts

Switchboards

Zurich	+41 44 234 1111	London	+44 20 7568 0000

New York	+1 212 821 3000	Hong Kong	+852 2971 8888

Investor Relations

UBS AG, Investor Relations P.O. Box, CH-8098 Zurich, Switzerland sh-investorrelations@ubs.com www.ubs.com/investors		Zurich +41 44 234 4100

New York +1 212 882 5734

Fax (Zurich) +41 44 234 3415

Media Relations

Zurich	+41 44 234 8500	mediarelations@ubs.com

London	+44 20 7567 4714	ubs-media-relations@ubs.com

New York	+1 212 821 3000	mediarelations-ny@ubs.com

Hong Kong	+852 2971 8888	sh-mediarelations-ap@ubs.com

Shareholder Services

UBS AG, Shareholder Services P.O. Box, CH-8098 Zurich, Switzerland sh-shareholder-services@ubs.com		Hotline	+41 44 235 6202

		Fax (Zurich)	+41 44 235 3154

US Transfer Agent

BNY Mellon Shareowner Services 480 Washington Boulevard Jersey City, NJ 07310, USA sh-relations@melloninvestor.com www.melloninvestor.com		Calls from the US: +866 541 9689

Calls outside the US: +1 201 680 6578

Fax +1 201 680 4675

Reporting publications

Annual publications: Annual report (SAP no. 80531; English and German). Includes a letter to shareholders and a description of: UBS’s strategy, performance and responsibility; the strategy and performance of the business divisions and the Corporate Center; risk, treasury and capital management at UBS; corporate governance and executive compensation; and financial information, including the financial statements. Review (SAP no. 80530; English, German, French and Italian). The booklet contains key information on UBS’s strategy and financials. Compensation report (SAP no. 82307; English and German). Compensation of senior management and the Board of Directors.

Quarterly publications: Letter to shareholders (English, German, French and Italian). The letter provides a quarterly update from UBS’s executive management on the firm’s strategy and performance. Financial report (SAP no. 80834; English). This report provides a detailed description of UBS’s strategy and performance for the respective quarter.

How to order reports: The annual and quarterly publications are available in PDF format on the internet at www.ubs.com/ investors/topics in the reporting section. Printed copies can be ordered from the investor services section of the website. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, Information Center, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

The Investor Relations website: www.ubs.com/investors. This provides the following information on UBS: financial information (including results-related SEC filings); corporate information; UBS share price charts and data and dividend information; the UBS event calendar; and the latest presentations by management for investors and financial analysts. Available in English and German, with some sections also available in French and Italian.

Results presentations: UBS’s quarterly results presentations are webcast live. A playback of the most recent presentation is downloadable at www.ubs.com/presentations.

Messaging service / UBS news alert: On the www.ubs.com/ newsalert website, it is possible to subscribe to receive news alerts about UBS via SMS or e-mail. Messages are sent in English, German, French or Italian and it is possible to state preferences for the theme of the alerts received.

UBS Group

Management report

Market climate

Market climate

Signs of global economic recovery appeared during the third quarter. Increased economic activity was visible in most leading indicators, particularly those related to the global industrial sector. This improvement was driven by positive inventory correction in the manufacturing sector, as well as the fiscal and monetary stimulus packages implemented in Western economies and most emerging markets. However, consumption and capital spending remained very subdued as the outlook for labour markets did not improve and households remained cautious due to insecurity over income. Corporates appeared hesitant to undertake new investments due to excess capacity in the industrial sector and continued credit restraint. The policy response evolved to consider these macroeconomic developments, as policy makers began to discuss unwinding the current fiscal and monetary stimulus packages but also noted that the current supportive policy stance should be continued until signs of sustainable recovery become more visible and convincing. As the financial sector continued to stabilize throughout the third quarter, policy makers are now focusing on tightening the regulatory framework in order to reduce the systemic risks associated with the largest financial institutions.

The rally in stock prices which began at the end of the first quarter continued, benefiting from increased expectations that the global economic outlook will improve and that positive growth will return to some countries before the end of the year. During third quarter 2009, the MSCI World Index rose 14%, taking the year-to-date gain to nearly 20%. In the third quarter, Europe was the best performing region as the Dow Jones STOXX 600 Index climbed around 20%. The other two strongest performers were emerging markets, which saw an increase of 16% following their very strong performance in the second quarter, and the US with a 15% increase.
The improved macroeconomic outlook coupled with further evidence of stabilization in financial markets and rising stock prices provided a fertile ground for a gradual recovery in global capital market volumes. The issuance of equity in the primary market continued to recover from its sharp drop in the first quarter.

In the corporate bond sector, credit spreads continued to contract from the historically high levels seen towards the end of 2008. This trend took place despite the fact that corporate default rates continued rising as the impact of lower consumer demand on corporates’ profitability materialized during the third quarter. This was reflected in soaring global bond issuances.
The only segments of the capital markets that have not benefited yet from the improved economic outlook are syndicated lending, and mergers and acquisitions. With regard to lending, the stagnation in volumes is further evidence that deleveraging in the financial sector is still ongoing as financial institutions continue repairing their balance sheets following the huge losses suffered during the financial crisis. Mergers and acquisitions volumes remained low in the third quarter.
Short-term interest rates remained at historically low levels during the third quarter. Central banks from Western countries and most emerging markets signaled that they will keep interest rates at current levels until the economy is well recovered and self-sustaining. As global financial markets stabilized and risk aversion among investors abated, the US dollar resumed its depreciation trend against the major currencies. During the third quarter, the Swiss franc gained about 5% against the US dollar. The British pound declined by 7% during the third quarter, due to expectations that low interest rates and quantitative monetary easing by the UK central bank would remain in place in the short- to medium-term. The Swiss National Bank maintained its intervention policy in the foreign exchange market to prevent the Swiss franc from appreciating against the euro: so far this policy has been successful as reflected in the stability of the CHF / EUR exchange rate during the third quarter and year-to-date. Following the strong recovery experienced during the second quarter, oil prices remained broadly stable in the third quarter.

Equity indices

Major currencies against the Swiss franc

UBS Group

Recent developments

Recent developments

Conversion of mandatory convertible notes issued
to the Swiss Confederation

On 25 August 2009, the Swiss Confederation converted its UBS CHF 6 billion mandatory convertible notes (MCNs) due 2011 and placed with institutional investors the UBS shares issued upon conversion. The conversion of the MCNs resulted in the issuance of 332,225,913 new shares with a nominal value of CHF 0.10 each, utilizing the existing conditional capital established for the purpose and an increase in equity of CHF 6,718 million. The derivative component of the MCNs was remeasured to fair value prior to conversion. This resulted in a loss of CHF 305 million. The net increase in equity from the fair valuation of the embedded derivative component and conversion was CHF 6,413 million.

Separately, the Swiss Confederation waived its right to receive future coupon payments on the converted MCNs in exchange for a cash payment from UBS of approximately CHF 1.8 billion on 25 August 2009. The impact on UBS’s income statement of this cash payment was not significant, but the payment reduced UBS’s tier 1 capital by CHF 1.4 billion.
Refer to the “Capital management” section and “Note 15 Capital increases” in the financial statements of this report for more information.

Formal signing of settlement agreement relating
to the “John Doe” summons

On 19 August 2009, UBS announced the formal signing of a settlement agreement with the US Internal Revenue Service (IRS) and the Tax Division of the US Department of Justice regarding the “John Doe” summons issued on 21 July 2008. The principal terms of this settlement agreement and the related agreement entered into at the same time by the governments of Switzerland and the United States are described below:
–	Pursuant to the agreement, on 19 August 2009 UBS and the IRS filed a stipulation of dismissal of the summons enforcement action brought against UBS in the US Federal District Court for the Southern District of Florida, which the District Court entered that same day.
–	In accordance with the separate agreement between the United States and Switzerland, the IRS submitted a request for administrative assistance pursuant to the existing US-Switzerland Double Taxation Treaty to the Swiss Federal Tax Administration (SFTA) on 31 August 2009 seeking information relating to certain accounts of US persons maintained at UBS in Switzerland. It is expected that approximately 4,450 accounts will be provided to the

SFTA in response to this treaty request. UBS is in the process of identifying accounts covered by the request and is providing relevant account information to the SFTA, as required by the agreement between UBS and the IRS. The SFTA will decide which of those accounts should be disclosed to the IRS, and such decisions will be subject to judicial review.
–	UBS is also required to send notices to affected US persons encouraging them to take advantage of the IRS’s voluntary disclosure practice and to instruct UBS to send their account information and documentation to the IRS.
–	The US government will withdraw the “John Doe” summons with prejudice as to all accounts not covered by the treaty request no later than 31 December 2009, provided that UBS has complied with those obligations that are required to be performed by that date.
–	The US government will withdraw the “John Doe” summons with prejudice as to the remaining accounts – i. e. those subject to the treaty request – no later than 24 August 2010 upon the actual or anticipated delivery to the IRS of information relating to accounts covered by the treaty request that does not differ significantly from the expected results. In addition, the summons will be withdrawn with prejudice as to those remaining accounts if at any time on or after 1 January 2010 the IRS has received information relating to at least 10,000 accounts of US persons maintained at UBS in Switzerland. The sources of such information include, in addition to the treaty request itself, the IRS’s voluntary disclosure practice, client instructions to UBS or to SFTA to send account information to the IRS and the Deferred Prosecution Agreement.
–	If neither of these events occur by 24 August 2010, the two governments agree to confer and consult in order to consider alternative mechanisms for achieving the levels of account information exchange expected to occur through the treaty request. Possible measures shall not impose any financial or new, non-financial obligations on UBS. If these efforts are not successful, the IRS will not be obligated to withdraw the “John Doe” summons with respect to those accounts covered by the treaty request that have not otherwise been disclosed to the IRS.
–	The agreement does not call for any payment by UBS. Moreover, it resolves all issues relating to the alleged breaches of UBS’s Qualified Intermediary Agreement with the IRS as set forth in the Notice of Default dated 15 May 2008.

Refer to “Note 17 Litigation” in the financial statements of this report for more information.

Recent developments

Completion of the UBS Pactual sale

On 18 September 2009, UBS completed the sale of its Brazilian financial services business, UBS Pactual, to BTG Investments, LP for a sale consideration consisting of a combination of a cash payment and a transfer of liabilities to BTG Investments. The cash consideration amounted to USD 620 million, of which USD 420 million was paid at closing and USD 200 million, plus accrued interest, will be paid 12 months after closing. The liabilities transferred to BTG Investments primarily consist of the present value of the residual payment obligation of USD 1.6 billion owed to former Pactual partners, which was incurred by UBS upon acquisition of Pactual in 2006 and was due in 2011.

The net impact of the transaction on UBS’s profit before tax was a charge of CHF 409 million in third quarter 2009. The completion of the sale resulted in a pre-tax loss of CHF 498 million in third quarter 2009, recognized in “Other income”. This loss primarily reflected foreign currency translation impacts on the carrying value of UBS Pactual and the impact of the translation of the US dollar-denominated sale consideration into Swiss francs (together approximately CHF 389 million). This was partly offset by UBS Pactual’s pre-tax results of CHF 89 million for third quarter 2009. UBS’s tier 1 capital increased by CHF 0.7 billion and UBS’s risk-weighted assets decreased by CHF 2.0 billion as a result of the closing of this transaction.
Overall, for the first nine months of 2009, the impact of the transaction on UBS’s profit before tax was a net charge of CHF 1,403 million. This included a goodwill impairment charge of CHF 1,123 million and the abovementioned CHF 498 million pre-tax loss on sale, partly offset by UBS Pactual’s pre-tax operational profits of CHF 218 million in the first nine months of 2009. In addition, a deferred tax benefit of CHF 243 million was recognized in first quarter 2009.

Sale of UBS’s India Service Centre

On 15 October 2009, UBS agreed to sell its India Service Centre (ISC) to Cognizant Technology Solutions for an undisclosed amount. The ISC provides business process out-sourcing in the areas of securities operations, compliance, finance and presentations and design as well as knowledge process outsourcing in the areas of research, analytics and IT infrastructure management. Cognizant Technology Solutions will continue to provide UBS with the same services. The ISC was established in 2006 and employed approximately 2,000 employees at 30 September 2009.

The Poland Service Centre, based in Krakow, will continue to be owned by UBS and will expand to deliver services formerly provided by the ISC that cannot be provided by third parties for legal, regulatory or business reasons.

Sale of 56 branches in Wealth Management Americas

As disclosed in UBS’s financial report for second quarter 2009, UBS entered into an agreement to sell 56 branches in Wealth Management Americas to Stifel, Nicolaus & Company, Incorporated. The sale was completed in four separate closings in the second half of 2009. In third quarter 2009, 41 branches were sold resulting in no material impact on UBS’s income statement. The sale of the 15 remaining branches was completed in October 2009 and had no material impact on UBS’s income statement.

Future changes to the UBS Board of Directors

On 29 September 2009, UBS announced that Sergio Marchionne, senior independent director of the Board of Directors of UBS AG (BoD), and Peter Voser, member of the BoD, will not stand for re-election to the BoD at the annual general meeting (AGM) scheduled for 14 April 2010. Sergio Marchionne and Peter Voser both have indicated that they plan to focus on their current demanding management positions outside of UBS and have therefore decided not to seek any further mandates at UBS.

Sergio Marchionne was elected to the BoD at the 2007 AGM and appointed independent vice chairman and senior independent director in 2008. He is a member of the governance and nominating committee and of the strategy committee. Peter Voser was elected to the BoD at the 2005 AGM. He is a member of the governance and nominating committee and of the strategy committee. UBS will provide information at a later stage regarding candidates to succeed the outgoing board members.

Changes to the Group Executive Board

On 27 October 2009, UBS announced the appointment of Robert J. McCann as Chief Executive Officer of UBS Wealth Management Americas and member of the Group Executive Board of UBS AG with immediate effect. He is responsible for the firm’s domestic wealth management businesses in the United States and Canada, including all international business booked in the US. Prior to joining UBS, Mr. McCann spent 26 years at Merrill Lynch where he held a variety of executive leadership positions until January 2009. The previous head of UBS Wealth Management Americas, Marten Hoekstra, stepped down. He had led UBS’s US Wealth Management business since 2005.

UBS Group

Key performance indicators

Key performance indicators

Key performance indicators[1]
	As of or for the quarter ended			Year-to-date
	30.9.09	30.6.09	30.9.08	30.9.09	30.9.08

Performance

Return on equity (RoE) (%)				(15.6)	(44.4)

Return on risk-weighted assets, gross (%)				9.3	2.5

Return on assets, gross (%)				1.4	0.4

Growth

Net profit growth (%)[2]	N/A	N/A	N/A	N/A	N/A

Net new money (CHF billion)[3]	(36.7)	(39.5)	(83.6)	(91.1)	(140.2)

Efficiency

Cost / income ratio (%)	106.1	115.2	102.3	109.4	355.9

Capital strength

BIS tier 1 ratio (%)	15.0	13.2

FINMA leverage ratio (%)	3.51	3.46

1 For the definitions of UBS’s key performance indicators refer to the “Key performance indicators” section on page 11 of UBS’s first quarter 2009 report.  2 Not meaningful if either the current period or the comparison period is a loss period.  3 Excludes interest and dividend income.

Net new money[1]
	For the quarter ended			Year-to-date
CHF billion	30.9.09	30.6.09	30.9.08	30.9.09	30.9.08

Swiss clients	(3.9)	(0.2)	(12.8)	(14.3)	(24.5)

International clients	(12.9)	(16.3)	(23.9)	(42.3)	(22.2)

Wealth Management & Swiss Bank	(16.7)	(16.5)	(36.8)	(56.6)	(46.6)

Wealth Management Americas	(9.9)	(5.8)	(12.5)	0.4	(18.2)

Institutional	(1.2)	(6.6)	(21.0)	(8.9)	(38.9)

Wholesale intermediary	(8.8)	(10.6)	(13.4)	(26.0)	(36.5)

Global Asset Management	(10.0)	(17.1)	(34.4)	(34.9)	(75.4)

UBS	(36.7)	(39.5)	(83.6)	(91.1)	(140.2)

1 Excludes interest and dividend income.

Invested assets
	As of			% change from
CHF billion	30.9.09	30.6.09	30.9.08	30.6.09	30.9.08

Swiss clients	341	328	378	4	(10)

International clients	641	633	790	1	(19)

Wealth Management & Swiss Bank	982	961	1,168	2	(16)

Wealth Management Americas	694	695	764	0	(9)

Institutional	346	351	419	(1)	(17)

Wholesale intermediary	237	242	289	(2)	(18)

Global Asset Management	583	593	708	(2)	(18)

UBS	2,258	2,250	2,640	0	(14)

Group results

Group results

Income statement
	For the quarter ended			% change from		Year-to-date
CHF million, except per share data	30.9.09	30.6.09	30.9.08	2Q09	3Q08	30.9.09	30.9.08

Continuing operations

Interest income	5,100	6,035	16,393	(15)	(69)	18,780	54,146

Interest expense	(3,445)	(4,892)	(14,971)	(30)	(77)	(14,084)	(49,809)

Net interest income	1,654	1,143	1,422	45	16	4,696	4,337

Credit loss (expense) / recovery	(226)	(388)	(357)	(42)	(37)	(1,749)	(686)

Net interest income after credit loss expense	1,428	755	1,065	89	34	2,947	3,651

Net fee and commission income	4,530	4,502	5,709	1	(21)	13,274	18,145

Net trading income	148	220	(1,513)	(33)		(262)	(16,689)

Other income	(340)	292	283			547	386

Total operating income	5,766	5,770	5,543	0	4	16,506	5,493

Personnel expenses	4,678	4,578	3,997	2	17	13,220	13,884

General and administrative expenses	1,367	1,699	1,702	(20)	(20)	4,702	6,775

Depreciation of property and equipment	231	284	288	(19)	(20)	768	846

Impairment of goodwill	0	492	0	(100)		1,123	341

Amortization of intangible assets	84	39	50	115	68	168	148

Total operating expenses	6,359	7,093	6,036	(10)	5	19,980	21,993

Operating profit from continuing operations before tax	(593)	(1,323)	(493)	55	(20)	(3,474)	(16,500)

Tax expense	(49)	(208)	(913)	76	95	37	(5,039)

Net profit from continuing operations	(544)	(1,115)	420	51		(3,511)	(11,462)

Discontinued operations

Profit from discontinued operations before tax	0	7	0	(100)		17	179

Tax expense	0	0	0			0	1

Net profit from discontinued operations	0	7	0	(100)		17	178

Net profit	(544)	(1,108)	420	51		(3,493)	(11,283)

Net profit attributable to minority interests	21	294	137	(93)	(85)	448	445

from continuing operations	21	290	136	(93)	(85)	439	398

from discontinued operations	0	4	1	(100)	(100)	9	48

Net profit attributable to UBS shareholders	(564)	(1,402)	283	60		(3,941)	(11,729)

from continuing operations	(564)	(1,405)	284	60		(3,949)	(11,859)

from discontinued operations	0	3	(1)	(100)	100	8	131

Earnings per share (CHF)

Basic earnings per share	(0.15)	(0.39)	0.09	62		(1.09)	(4.41)

from continuing operations	(0.15)	(0.40)	0.09	63		(1.09)	(4.46)

from discontinued operations	0.00	0.00	0.00			0.00	0.05

Diluted earnings per share	(0.15)	(0.39)	0.09	62		(1.09)	(4.42)

from continuing operations	(0.15)	(0.40)	0.09	63		(1.09)	(4.47)

from discontinued operations	0.00	0.00	0.00			0.00	0.05

UBS Group

Results: 3Q09 vs 2Q09

Net loss attributable to UBS shareholders was CHF 564 million compared with CHF 1,402 million.

After adjusting the pre-tax loss of CHF 593 million for three substantial items incurred in the third quarter which together amounted to CHF 2,150 million, the underlying pre-tax profit increased to CHF 1,557 million. These items were an own credit charge of CHF 1,436 million for financial liabilities designated at fair value, a net loss of CHF 409 million in relation to the closing of the UBS Pactual sale and a loss of CHF 305 million in relation to the conversion in August 2009 of the mandatory convertible notes (MCNs) issued in December 2008.
This improvement was mainly due to better results by the Investment Bank’s fixed income, currencies and commodities (FICC) business. The other business divisions contributed positively to the quarter’s results, although a decline in pre-tax profits from Wealth Management & Swiss Bank partly offset the improvement seen in the Investment Bank, Wealth Management Americas and Global Asset Management.

Operating income: 3Q09 vs 2Q09

Total operating income decreased slightly to CHF 5,766 million from CHF 5,770 million.

Net interest income and net trading income

Net trading income was CHF 148 million compared with CHF 220 million. Net interest income before credit losses increased to CHF 1,654 million from CHF 1,143 million.
As well as income from interest margin-based activities (loans and deposits), net interest income includes income earned as a result of trading activities (for example, coupon and dividend income). The dividend income component of interest income is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, their total is analyzed below under the relevant business activities. Refer to “Note 3 Net interest and trading income” in the financial statements of this report for more information.

Net income from trading businesses

Net income from trading businesses was positive CHF 204 million compared with negative CHF 207 million. This change was driven by an improvement in the trading activities within the Investment Bank’s FICC business, partly offset by a higher own credit charge on financial liabilities designated at fair value and lower contributions from other businesses.
The trading results from the FICC business improved significantly, driven by an improvement in the credit area only partly offset by lower trading revenues in the macro area (which includes foreign exchange, money markets and rates). Movements in UBS credit spreads affecting the valuation of UBS’s derivatives positions had significantly less negative impact than in the prior quarter. Trading revenues from the Investment Bank’s equities businesses were positive but down significantly compared with the prior quarter, reflecting weaker performance across all areas.
The Investment Bank recorded a loss on own credit on financial liabilities designated at fair value of CHF 1,436 million in net trading income, compared with a loss of CHF 1,213 million in the prior quarter. The cumulative own credit gain on existing financial liabilities designated at fair value as at 30 September 2009 amounted to approximately CHF 1.3 billion. Own credit charges in future periods can exceed the cumulative own credit gain on existing financial liabilities designated at fair value. Refer to “Note 11 Fair value of financial instruments” in the financial statements of this report for more information on own credit.

Net income from interest margin businesses

Net income from interest margin businesses decreased 8% to CHF 1,201 million from CHF 1,302 million. This was primarily due to lower interest income at Wealth Management & Swiss Bank, mainly as a result of margin pressure.

Net interest and trading income
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.09	30.6.09	30.9.08	2Q09	3Q08	30.9.09	30.9.08

Net interest income	1,654	1,143	1,422	45	16	4,696	4,337

Net trading income	148	220	(1,513)	(33)		(262)	(16,689)

Total net interest and trading income	1,802	1,363	(92)	32		4,434	(12,352)

Breakdown by businesses

Net income from trading businesses[1]	204	(207)	(1,900)			(643)	(21,585)

Net income from interest margin businesses	1,201	1,302	1,513	(8)	(21)	3,824	4,620

Net income from treasury activities and other	398	268	296	49	34	1,253	4,614

Total net interest and trading income	1,802	1,363	(92)	32		4,434	(12,352)

1 Includes lending activities of the Investment Bank.

Group results

Net income from treasury activities and other

Net income from treasury activities and other was CHF 398 million compared with CHF 268 million. Third quarter 2009 included a loss of CHF 305 million in relation to the conversion in August 2009 of the MCNs issued in December 2008, a CHF 156 million gain recognized in third quarter 2009 following UBS’s decision to replace US dollar financing relating to two of its US entities by Swiss franc financing, a CHF 101 million mark-to-market gain on British pound interest rate swaps and a net gain of CHF 168 million from the revaluation of UBS’s option to acquire the SNB StabFund’s equity, which is now valued on the basis of detailed cash flow projections. Second quarter 2009 included a gain of CHF 78 million on the MCNs issued in December 2008 and a net gain of CHF 129 million from the revaluation of UBS’s option to acquire the SNB StabFund’s equity. Refer to “Note 11 Fair value of financial instruments” in the financial statements of this report for more information on the valuation of UBS’s option to acquire the SNB StabFund’s equity. Refer to “Note 15 Capital increases” in the financial statements of this report for more information on the conversion of the MCNs.

Credit loss expenses

UBS recorded lower credit loss expenses of CHF 226 million in third quarter 2009, compared with CHF 388 million in second quarter 2009.
In the Investment Bank, credit loss expenses in third quarter 2009 were CHF 243 million, of which CHF 63 million related to securities that were reclassified to “Loans and receivables” from “Held for trading” in previous quarters. The Investment Bank’s credit loss expenses in second quarter 2009 were CHF 369 million, of which CHF 208 million related to reclassified securities.
Wealth Management & Swiss Bank reported net recoveries of CHF 16 million in third quarter 2009, compared with net credit losses of CHF 20 million in the prior quarter. The net recovery in third quarter 2009 was mainly due to continued releases of allowances made against lombard loans in prior periods.
Refer to the “Risk management and control” section of this report for more information on credit risk.

Net fee and commission income

Net fee and commission income was CHF 4,530 million, up 1% from CHF 4,502 million.
–	Underwriting fees were flat at CHF 666 million, as a 34% increase in equity underwriting fees was offset by a 44% decrease in debt underwriting fees.
–	Mergers and acquisitions and corporate finance fees fell 2% to CHF 203 million, as mergers and acquisition activity continued to be subdued in the third quarter, a continuing effect of the slowdown in the global economy.
–	Net brokerage fees decreased 7% to CHF 1,126 million, mainly due to lower fees in the Investment Bank’s cash equities business and lower client transaction volumes in the wealth management businesses, as both were somewhat affected by seasonality.
–	Investment fund fees fell 2% to CHF 979 million. The decline was driven by lower asset-based fees in Wealth Management Americas, only partly offset by higher asset-based fees in Wealth Management & Swiss Bank and Global Asset Management.
–	Portfolio management and advisory fees increased 5% to CHF 1,513 million. The improvement was driven by higher commission income from portfolio management fees in Wealth Management Americas and increased performance fees from Global Asset Management.
–	Other commission expenses decreased 1% to CHF 346 million, mainly due to lower fees paid to distribution partners.

Refer to “Note 4 Net fee and commission income” in the financial statements of this report for more information.

Other income

Other income was negative CHF 340 million compared with positive CHF 292 million. Third quarter 2009 included a loss of CHF 498 million in relation to the closing of the UBS Pactual sale and a net gain of CHF 81 million from the release of previously deferred foreign exchange gains and losses due to the de-consolidation and liquidation of subsidiaries. Second quarter 2009 included the release of previously deferred foreign exchange gains of CHF 300 million due to the de-consolidation and liquidation of subsidiaries.
Refer to “Note 5 Other income” in the financial statements of this report for more information.

Operating expenses: 3Q09 vs 2Q09

Total operating expenses decreased 10% to CHF 6,359 million from CHF 7,093 million. Excluding the goodwill impairment charge of CHF 492 million in the second quarter related to the sale of UBS Pactual and restructuring charges in the second and third quarter, operating expenses would have been up 6%.

Personnel expenses

Personnel expenses were CHF 4,678 million compared with CHF 4,578 million. This increase was due to higher accruals for performance-related compensation, partly reflecting a change in compensation policy, under which a higher proportion of variable compensation is to be paid in cash (and therefore expensed in the performance year 2009) than in share-based awards (which are amortized over the vesting period of the awards). All business divisions were affected by this change, but Wealth Management & Swiss Bank was the most heavily affected. Third quarter 2009 personnel expenses included a net reversal of restructuring charges of CHF 10 million, compared with restructuring charges of CHF 320 million in the prior quarter.

UBS Group

Refer to “Note 6 Personnel expenses” in the financial statements of this report for more information.

General and administrative expenses

At CHF 1,367 million, general and administrative expenses decreased by CHF 332 million from CHF 1,699 million. Third quarter 2009 included restructuring charges of CHF 15 million spread across business divisions, while the second quarter included restructuring charges of CHF 230 million, mainly related to real estate. Expenses were down in nearly all categories.
Refer to “Note 7 General and administrative expenses” in the financial statements of this report for a breakdown by expense category.

Depreciation, amortization and goodwill impairment

Depreciation of property and equipment was CHF 231 million, down CHF 53 million. Second quarter 2009 included restructuring charges of CHF 32 million driven by a CHF 28 million impairment loss on property and equipment. At CHF 84 million, amortization of intangible assets was up CHF 45 million due to the writedown of intangible assets in connection with actual and anticipated invested asset outflows in UBS (Bahamas) Ltd. following the sale of UBS Pactual. Third quarter 2009 included no goodwill impairment charge, while second quarter 2009 included a goodwill impairment charge of CHF 492 million in relation to the sale of UBS Pactual (refer to the “Recent developments” section of this report for additional information on this transaction).

Tax: 3Q09 vs 2Q09

UBS recognized a net income tax benefit in its income statement of CHF 49 million for third quarter 2009. This net benefit reflects a tax expense of CHF 100 million relating to operations in profitable jurisdictions, more than offset by other items including CHF 62 million of additional deferred tax benefits for losses and temporary differences in certain other jurisdictions, a CHF 33 million release of a valuation allowance against deferred tax assets in one jurisdiction consistent with the prior quarter, and a CHF 30 million current income tax benefit for an anticipated refund of taxes following the settlement of an audit position.

UBS recognized a net income tax benefit in its income statement of CHF 208 million for second quarter 2009. This included a deferred tax benefit of CHF 371 million, which mainly related to a release of valuation allowances against deferred tax assets in respect of tax losses and temporary differences, taking into account latest forecasts of taxable profits.

Summary of business division performance:
3Q09 vs 2Q09

The improvement in the Group results was mainly due to better results by the Investment Bank, notably in its fixed income, currencies and commodities business. The other business divisions contributed positively to the quarter’s results, although a decline in pre-tax profits from Wealth Management & Swiss Bank partly offset the improvement seen in the Investment Bank, Wealth Management Americas and Global Asset Management.

Wealth Management & Swiss Bank recorded a pre-tax profit of CHF 792 million, compared with CHF 932 million. The decline occurred despite a decrease in restructuring charges, as several items affected third quarter results.
Wealth Management Americas recorded a pre-tax profit of CHF 110 million compared with a pre-tax loss of CHF 221 million, mainly due to lower operating expenses.
Global Asset Management’s pre-tax profit rose to CHF 130 million from CHF 82 million. The increase was primarily due to higher performance fees, mainly in alternative and quantitative investments, and higher management fees driven by a higher average invested assets base.
The Investment Bank recorded a pre-tax loss of CHF 1,370 million compared with a pre-tax loss of CHF 1,846 million. An own credit charge of CHF 1,436 million on financial liabilities designated at fair value was included in the third quarter result, compared with a charge of CHF 1,213 million in the second quarter. The fixed income, currencies and commodities (FICC) business saw positive revenues after eight quarters of negative revenues.
The Corporate Center recorded a pre-tax loss from continuing operations of CHF 255 million in third quarter 2009. This result was driven by a CHF 498 million loss on the closing of the UBS Pactual sale. This was partly offset by a CHF 156 million foreign exchange gain recognized in third quarter

Performance from continuing operations before tax
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.09	30.6.09	30.9.08	2Q09	3Q08	30.9.09	30.9.08

Wealth Management & Swiss Bank	792	932	1,661	(15)	(52)	2,801	5,478

Wealth Management Americas	110	(221)	188		(41)	(146)	(379)

Global Asset Management	130	82	415	59	(69)	154	1,097

Investment Bank	(1,370)	(1,846)	(2,752)	26	50	(6,378)	(26,203)

Corporate Center	(255)	(270)	(4)	6		96	3,508

UBS	(593)	(1,323)	(493)	55	(20)	(3,474)	(16,500)

Group results

2009 following UBS’s decision to replace US dollar financing relating to two of its US entities by Swiss franc financing. Charges related to the conversion in August 2009 of the mandatory convertible notes (MCNs) issued in December 2008 contributed a net loss of CHF 305 million, while the revaluation of UBS’s option to acquire the SNB StabFund’s equity contributed gains of CHF 168 million.

Invested assets development: 3Q09 vs 2Q09

Net new money

Wealth Management & Swiss Bank

Outflows of net new money were stable at CHF 16.7 billion compared with CHF 16.5 billion. Total net new money outflows from Swiss clients increased to CHF 3.9 billion from CHF 0.2 billion. Net new money outflows for international clients slowed to CHF 12.9 billion from CHF 16.3 billion.

Wealth Management Americas

The third quarter saw net new money outflows of CHF 9.9 billion, compared with net new money outflows of CHF 5.8 billion in second quarter 2009.

Global Asset Management

Net new money outflows were CHF 10.0 billion compared with CHF 17.1 billion. Excluding money market flows, net new money outflows slowed to CHF 2.3 billion from CHF 7.8 billion. Institutional net new money outflows slowed to CHF 1.2 billion from CHF 6.6 billion. Excluding money market flows, net inflows were positive, with net inflows of CHF 1.4 billion compared with net outflows of CHF 3.4 billion. Wholesale intermediary net new money outflows slowed to CHF 8.8 billion from CHF 10.6 billion. Excluding money market flows, wholesale intermediary net outflows slowed to CHF 3.7 billion from CHF 4.5 billion.

Invested assets

Invested assets stood at CHF 2,258 billion on 30 September 2009, compared with CHF 2,250 billion on 30 June 2009. CHF 982 billion were attributable to Wealth Management & Swiss Bank, CHF 694 billion were attributable to Wealth Management Americas and CHF 583 billion were attributable to Global Asset Management.
The closing of the UBS Pactual sale resulted in a decrease of CHF 32 billion in invested assets (CHF 7 billion for Wealth Management Americas and CHF 25 billion for Global Asset Management), while the first closings of the sale of branches to Stifel, Nicolaus & Company, Incorporated resulted in a decrease of CHF 13 billion in invested assets for Wealth Management Americas. Changes in invested assets due to acquisitions and divestments are not accounted for as net new money.

Results: 9M09 vs 9M08

Net loss attributable to UBS shareholders decreased to CHF 3,941 million from CHF 11,729 million, driven by much lower losses on risk positions in the Investment Bank. Operating expenses were down 9% from the first nine months of 2008 to CHF 19,980 million, mainly due to decreases in general and administrative expenses and personnel expenses.

Personnel

UBS employed 69,023 people on 30 September 2009, down 2,783, or 4%, compared with 30 June 2009. During third quarter 2009, staff levels decreased by 666 in Wealth Management & Swiss Bank, 1,097 in Wealth Management Americas and 191 in Global Asset Management. Over the same period, Investment Bank staff levels decreased by 792 and Corporate Center staff levels decreased by 36.

The closing of the UBS Pactual sale contributed a reduction of 591 employees (405 for the Investment Bank, 90 for Wealth Management Americas and 96 for Global Asset Management), while the first closings of the sale of branches to Stifel, Nicolaus & Company, Incorporated contributed a reduction of 368 employees in Wealth Management Americas. Consistent with the announcement made on 15 April 2009, staff will be reduced to approximately 65,000 in 2010, taking into account the sale of UBS Pactual completed in third quarter 2009, the sale of branches to Stifel, Nicolaus & Company, Incorporated and the sale of the India Service Centre to Cognizant Technology Solutions.
Refer to the “Functional transformation of the Corporate Center” sidebar in the “Corporate Center” section of this report for more information on the functional transformation of the Corporate Center.

UBS Group

Personnel by region
	As of			% change from
Full-time equivalents	30.9.09	30.6.09	30.9.08	30.6.09	30.9.08

Switzerland	24,925	25,343	27,026	(2)	(8)

UK	6,241	6,409	7,607	(3)	(18)

Rest of Europe	4,337	4,518	4,938	(4)	(12)

Middle East / Africa	139	143	139	(3)	0

USA	23,440	24,460	27,530	(4)	(15)

Rest of Americas	1,130	1,788	2,077	(37)	(46)

Asia Pacific	8,811	9,144	10,248	(4)	(14)

Total	69,023	71,806	79,565	(4)	(13)

Personnel by business division[1]
	As of			% change from
Full-time equivalents	30.9.09	30.6.09	30.9.08	30.6.09	30.9.08

Wealth Management & Swiss Bank	28,701	29,367	31,703	(2)	(9)

Wealth Management Americas	17,677	18,774	20,105	(6)	(12)

Global Asset Management	3,527	3,718	3,970	(5)	(11)

Investment Bank	16,130	16,922	20,841	(5)	(23)

Corporate Center	2,988	3,024	2,946	(1)	1

Total	69,023	71,806	79,565	(4)	(13)

1 Prior periods have been adjusted to reflect the amended presentation methodology of ITI and Group Offshoring (excluding the India Service Centre). The respective costs of those two functions have been moved from the “Services (to) / from business divisions” line to direct cost lines in divisional income statements, and their headcount has been allocated to the business divisions.

Balance sheet

Balance sheet

Third quarter 2009 asset development

Developments in third quarter 2009

UBS continued to reduce its balance sheet during the third quarter – reducing it by CHF 124 billion to end the quarter with total assets of CHF 1,476 billion. Collateral trading assets fell by CHF 87 billion to CHF 216 billion, trading portfolio assets fell by CHF 24 billion to CHF 261 billion, and lending assets fell by CHF 18 billion to CHF 398 billion. These declines were partly offset by an increase in financial investments available-for-sale, which grew by CHF 54 billion to CHF 59 billion. In addition, replacement values (RVs) decreased to a similar extent on both sides of the balance sheet, as market movements drove a CHF 41 billion decrease in positive replacement values (to CHF 501 billion) and a CHF 36 billion decrease in negative replacement values (to CHF 487 billion).

Currency movements against the Swiss franc reduced the balance sheet by CHF 23 billion, excluding positive replacement values.
As in prior quarters, the reduction in UBS’s total assets was driven by reductions to the Investment Bank’s balance sheet, which declined by CHF 140 billion to CHF 1,119 billion. Wealth Management & Swiss Bank’s balance sheet in-

creased by CHF 1 billion to CHF 265 billion. The balance sheet sizes of the other business divisions likewise remained relatively stable: Wealth Management Americas at CHF 37 billion, and Global Asset Management at CHF 22 billion.

Lending and borrowing

Lending

“Cash and balances with central banks” was CHF 27 billion on 30 September 2009 – a decrease of CHF 11 billion from the prior quarter-end, mainly due to lower overnight deposits with central banks. “Due from banks” slightly decreased by CHF 2 billion to CHF 48 billion. “Loans” were reduced by CHF 4 billion to CHF 312 billion on 30 September 2009; however, net of currency movements, “Loans” grew CHF 1 billion.

Borrowing

Unsecured borrowings declined substantially in third quarter 2009, decreasing by CHF 66 billion to CHF 764 billion. The Investment Bank reduced its reliance on unsecured funding by reducing its assets. Money market paper issuance was CHF 67 billion, a decrease of CHF 19 billion and “Due to banks” decreased by CHF 23 billion to CHF 86 billion on 30 September 2009. Customer deposits (“Due to customers”) amounted to CHF 421 billion on 30 September 2009, a decrease of CHF 26 billion, of which CHF 11 billion was attributable to currency movements. The decline in client deposits occurred predominantly in the Investment Bank’s fixed-term deposits due to lower funding needs, variation margin received for derivative instruments and within the prime brokerage business. Overall Wealth Management & Swiss Bank client deposits were stable.
“Long-term debt issued” declined by CHF 6 billion to CHF 79 billion in the third quarter, mainly due to the conversion by the Swiss Confederation of the mandatory convertible notes (MCNs) issued in December 2008, which resulted in a reclassification of long-term debt to shareholders’ equity. Refer to “Note 15 Capital increases” in the financial statements of this report for more information. “Financial liabilities designated at

UBS Group

fair value” grew by CHF 8 billion to stand at CHF 113 billion on 30 September 2009, due to valuation gains and net new issuances of equity-linked, credit-linked and rates-linked notes.

Repurchase / reverse repurchase agreements and
securities borrowing/lending

The cash collateral on securities borrowed and reverse repurchase agreements declined by CHF 87 billion to CHF 216 billion, due to a strategic shift in the composition of UBS’s investment portfolio into debt instruments (see “Financial investments available-for-sale” below) and from a reduction in the matched book (a repurchase agreement portfolio comprised of assets and liabilities with equal maturities and equal value so that the market risks substantially cancel each other out). The reduction of the matched book is reflected on the liabilities side by a decrease in UBS’s secured funding volume by CHF 23 billion to CHF 86 billion.

Trading portfolio

During the third quarter, the trading portfolio further decreased by CHF 24 billion to CHF 261 billion and its composition changed slightly. Money market paper (mainly treasury bills) was reduced by CHF 14 billion, other debt instruments by CHF 7 billion, traded loans by CHF 2 billion and precious metals by CHF 1 billion.

Replacement values

The positive and the negative replacement values (RVs) of derivative instruments developed in parallel and decreased by CHF 41 billion and CHF 36 billion, ending the third quarter at CHF 501 billion and CHF 487 billion, respectively. Decreases in RVs occurred mainly in credit default swaps, which dropped by CHF 35 billion in positive RVs and CHF 31 billion in negative RVs, largely driven by the tightening of credit spreads and currencies (i.e. the weakening of the British pound and US dollar).

Financial investments available-for-sale

Financial investments available-for-sale grew by CHF 54 billion to CHF 59 billion in the third quarter. UBS’s strategic

Balance sheet trend

decision to rebalance its investment portfolio led to a shift from reverse repurchase agreements (see above) into debt instruments available for sale. These instruments include highly liquid short-term securities issued by governments and government-controlled institutions in various currencies, mainly US dollars and euros, generally with residual maturities of less than three months and maximum maturities of 12 months.

Shareholders’ equity

Equity attributable to UBS shareholders was CHF 39.5 billion on 30 September 2009 – an increase of CHF 6 billion compared with 30 June 2009. This is due to the conversion in August 2009 by the Swiss Confederation of the MCNs issued in December 2008, which was partly offset by the Group’s net loss of CHF 0.6 billion and by a debit to other comprehensive income recognized in equity of CHF 0.4 billion.

Refer to the statement of comprehensive income in the “Financial information” section of this report for more information.

Off-balance sheet

Off-balance sheet

Off-balance sheet arrangements include purchased and retained interests, derivatives and other involvements in non-consolidated entities and structures. UBS has originated such structures and has acquired interests in structures set up by third parties.

In the normal course of business, UBS enters into arrangements that, under International Financial Reporting Standards, lead to either de-recognition of financial assets and liabilities for which UBS has transferred substantially all risks and rewards, or the non-recognition of financial assets and liabilities received for which UBS has not assumed the related risks and rewards. UBS recognizes these types of arrangements on the balance sheet to the extent of its involvement, which, for example, may be in the form of derivatives, guarantees, financing commitments or servicing rights.
When UBS, through these arrangements, incurs an obligation or becomes entitled to an asset, it recognizes them on the balance sheet, with the resulting loss or gain recorded in the income statement. It should be noted that, in many instances, the amount recognized on the balance sheet does not represent the full gain or loss potential inherent in such arrangements. Generally, these arrangements either meet the financial needs of customers or offer investment opportunities through entities that are not controlled by UBS.
UBS continually evaluates whether triggering events require the reconsideration of the consolidation conclusions made at the inception of its involvement with special purpose vehicles (SPVs), especially securitization vehicles and collateralized debt obligations (CDOs). Triggering events generally include items such as major restructurings, the vesting of potential rights and the acquisition, disposal or expiration of interests. In these instances, special purpose entities may be consolidated or de-consolidated depending on how the conditions have changed. Interests in securitization vehicles are generally accounted for at fair value. If consolidation of securitization vehicles would be required by accounting standards, where UBS holds fair valued interests, UBS would not expect this to have a significant impact on its risk exposure, results of operations, and capital. Interests in securitization vehicles which have been reclassified to “Loans and receivables” from “Held for trading” in previous quarters are included in the disclosure in “Note 12 Reclassification of financial assets” in the financial statements of this report. The loan to the RMBS Opportunities Master Fund, LP, which is not considered a securitization vehicle for this purpose, is discussed in the “Risk management and control” section of this report.

The repositioning of UBS’s Investment Bank in 2008 and 2009 included a substantial downsizing of UBS’s real estate, securitization and proprietary trading activities. The downsizing was substantially advanced by a transfer of significant securitized positions to the SNB StabFund in December 2008, and in March and April 2009.
Further information on off-balance sheet commitments can be found in “Note 13 Commitments” in the financial statements and the “Risk management and control” section of this report which includes a discussion of commitments to acquire auction rate securities from clients. The table below includes information about derivative instruments. Refer to UBS’s restated annual report for 2008 for more information about UBS’s off-balance sheet commitments.

Derivative instruments[1]
	30.9.09					30.6.09					31.12.08
	Replacement values				Notional	Replacement values				Notional	Replacement values				Notional
CHF billion	Positive		Negative		values	Positive		Negative		values	Positive		Negative		values

Interest rate contracts	254		241		35,645	258		245		36,604	375		369		36,571

Credit derivative contracts	93		82		2,641	128		114		2,913	197		185		3,654

Foreign exchange contracts	115		121		6,557	117		118		6,259	222		227		6,025

Equity / index contracts	31		37		710	32		39		587	35		47		566

Precious metals contracts	3		3		86	4		3		96	6		6		108

Commodity contracts, excluding precious metals contracts	3		3		31	5		5		38	19		18		227

Total	501	[2]	487	[3]	45,669	543	[2]	524	[3]	46,497	854	[2]	852	[3]	47,151

1 Replacement values based on International Financial Reporting Standards netting. Refer to “Note 23 Derivative instruments and hedge accounting” in the financial statements of UBS’s restated annual report for 2008.  2 The impact of netting agreements (including cash collaterals) with the Swiss Financial Market Supervisory Authority (FINMA) for capital adequacy purposes was to reduce positive replacement values to CHF 91 billion on 30 September 2009, CHF 94 billion on 30 June 2009 and CHF 202 billion on 31 December 2008.  3 The impact of netting agreements (including cash collaterals) with FINMA for capital adequacy is to reduce negative replacement values to CHF 74 billion on 30 September 2009, CHF 85 billion on 30 June 2009 and CHF 200 billion on 31 December 2008.

Business division and
Corporate Center results

Management report

Wealth Management & Swiss Bank

Wealth Management & Swiss Bank

Business division reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.09	30.6.09	30.9.08	2Q09	3Q08	30.9.09	30.9.08

Swiss clients income	1,476	1,566	1,837	(6)	(20)	4,660	5,787

International clients income	1,323	1,369	1,883	(3)	(30)	4,084	6,119

Income	2,799	2,934	3,719	(5)	(25)	8,744	11,906

Credit loss (expense) / recovery	16	(20)	(27)			(124)	(38)

Total operating income	2,814	2,914	3,692	(3)	(24)	8,621	11,868

Personnel expenses	1,438	1,422	1,393	1	3	4,138	4,433

General and administrative expenses	499	513	579	(3)	(14)	1,507	1,754

Services (to) / from other business divisions	(25)	(26)	(19)	4	(32)	(80)	(40)

Depreciation of property and equipment	58	68	76	(15)	(24)	193	234

Amortization of intangible assets	53	6	3	783		62	9

Total operating expenses	2,023	1,983	2,032	2	0	5,820	6,390

Business division performance before tax	792	932	1,661	(15)	(52)	2,801	5,478

Key performance indicators[1]

Pre-tax profit growth (%)	(15.0)	(13.5)	(10.6)			(48.9)	(13.1)

Cost / income ratio (%)	72.3	67.6	54.6			66.6	53.7

Net new money (CHF billion)[2]	(16.7)	(16.5)	(36.8)			(56.6)	(46.6)

Impaired lending portfolio as a % of total lending portfolio, gross (Swiss clients)	0.9	0.9

Gross margin on invested assets (bps) (international clients)	83	87	93	(5)	(11)	86	97

Additional information

Average attributed equity (CHF billion)[3]	9.0	9.0		0

Return on attributed equity (RoaE) (%)						41.5	75.6

BIS risk-weighted assets (CHF billion)	50.4	51.8		(3)

Return on risk-weighted assets, gross (%)						21.5	22.3

Goodwill and intangible assets (CHF billion)	1.7	1.8		(6)

Recurring income	2,161	2,203	2,875	(2)	(25)	6,681	9,062

Invested assets (CHF billion)	982	961	1,168	2	(16)

Client assets (CHF billion)	1,847	1,756	2,046	5	(10)

Personnel (full-time equivalents)	28,701	29,367	31,703	(2)	(9)

Swiss clients

Net new money (CHF billion)[2]	(3.9)	(0.2)	(12.8)			(14.3)	(24.5)

Invested assets (CHF billion)	341	328	378	4	(10)

International clients

Net new money (CHF billion)[2]	(12.9)	(16.3)	(23.9)			(42.3)	(22.2)

Invested assets (CHF billion)	641	633	790	1	(19)

Client advisors (full-time equivalents)	3,386	3,593	4,392	(6)	(23)

1 For the definitions of UBS’s key performance indicators, refer to the “Key performance indicators” section on page 11 of UBS’s first quarter 2009 report.  2 Excludes interest and dividend income.  3 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

Results: 3Q09 vs 2Q09

Pre-tax profit for Wealth Management & Swiss Bank decreased 15% to CHF 792 million from CHF 932 million. The decline occurred despite significantly lower restructuring charges, as the following notable items affected the third quarter results:

–	an increase in accruals for performance-related compensation mainly due to a change in the compensation mix determined during third quarter 2009 – a larger proportion of variable compensation for the year 2009 will be

UBS business divisions and Corporate Center

paid in cash (and therefore expensed in the performance year 2009) than in share-based awards (which are amortized over the vesting period of the awards);
–	a writedown of intangible assets in connection with actual and anticipated invested asset outflows in UBS (Bahamas) Ltd. following the sale of UBS Pactual;
–	a higher internal funding-related interest charge.

Operating income

Total operating income decreased 3% to CHF 2,814 million from CHF 2,914 million. Recurring income fell by 2% to CHF 2,161 million, as continuing margin pressure, particularly on liabilities, was only partly offset by a recovery of asset-based fees. Non-recurring income decreased 13% to CHF 637 million. A seasonal dip in client activities is typical in the northern hemisphere’s summer holiday season, and this negatively impacted brokerage fees and related foreign exchange-induced trading income. Non-recurring income was also lower due to higher internal funding-related interest charges. Moreover, other income was impacted by an increased valuation adjustment following changes in the net asset value of a property fund.
Wealth Management & Swiss Bank reported net credit recoveries of CHF 16 million in third quarter 2009, compared with net credit losses of CHF 20 million in the prior quarter. The net recovery in third quarter 2009 was mainly due to continued releases of allowances made by UBS against lombard loans in prior periods.

Operating expenses

Total operating expenses increased to CHF 2,023 million from CHF 1,983 million. Personnel expenses increased 1% to CHF 1,438 million. The abovementioned increase in accruals for performance-related compensation was partly offset by significantly lower restructuring costs and further reduced staff levels.
General and administrative expenses decreased by CHF 14 million, or 3%, to CHF 499 million. The decrease primarily reflects the second quarter’s real-estate-related restructuring provision, partly offset by higher operational provisions, and legal and professional fees. Net charges to other businesses decreased by CHF 1 million to CHF 25 million. Depreciation fell by CHF 10 million to CHF 58 million partly due to restructuring charges recorded in second quarter. The abovementioned writedown of intangible assets in connection with actual and anticipated invested asset outflows in UBS (Bahamas) Ltd. led to an increase in the “Amortization of intangible assets” line item by CHF 47 million to CHF 53 million.

Invested assets development: 3Q09 vs 2Q09

Net new money

Outflows of net new money were stable at CHF 16.7 billion compared with CHF 16.5 billion in the prior quarter. Total net new money outflows from Swiss clients increased from CHF

0.2 billion to CHF 3.9 billion. International clients’ net out-flows slowed to CHF 12.9 billion from CHF 16.3 billion.

Net new money levels were affected not only by the US cross-border case but also by client advisor attrition. Refer to the discussion of “Personnel” below for more information.

Invested assets

Invested assets stood at CHF 982 billion on 30 September 2009, an increase of CHF 21 billion, or 2%, from 30 June 2009. Positive equity market development drove this increase, only partly offset by net new money outflows and a 5% depreciation of the US dollar against the Swiss franc during the third quarter.

Gross margin on invested assets (only international clients)
The gross margin on invested assets decreased 4 basis points to 83 basis points as income decreased by 3% while average invested assets increased by 2%. The recurring income margin decreased 2 basis points to 62 basis points, mainly as interest income was down due to the continued pressure on interest margins. The non-recurring income margin was down 2 basis points to 21 basis points, mainly due to the abovementioned seasonal low and an increased valuation adjustment following changes in the net asset value of a property fund.

Results: 9M09 vs 9M08

Pre-tax profit decreased 49% to CHF 2,801 million from CHF 5,478 million. The decline in profit was driven by a 27% drop in operating income – resulting from lower asset-based fees and lower transaction income. This was combined with decreased interest income, following margin pressure as well as increased internal funding-related interest charges and higher credit loss expenses. Lower income levels were only partly offset by a 9% reduction in operating expenses.

Excluding restructuring costs, operating expenses would have decreased 14%. Personnel expenses would have decreased 13% due to lower accruals for performance-related compensation and a 9% reduction in staff levels. Non-personnel expenses would have decreased 18% mainly due to lower expenses for travel and entertainment, advertising and IT in line with the implementation of cost-cutting measures.

Personnel

Wealth Management & Swiss Bank employed 28,701 staff on 30 September 2009, down 666 from 29,367 on 30 June 2009 mainly through attrition, but also through the abovementioned restructuring measures. This decrease occurred despite the annual intake of more than 200 apprentices in August 2009 across all business areas in Switzerland.

The number of client advisors in the international clients business was down by 207, or 6%, to 3,386 as the business division further adjusted its client-facing capacity to the current market environment and as some client advisors left UBS voluntarily.

Wealth Management Americas

Wealth Management Americas

Business division reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.09	30.6.09	30.9.08	2Q09	3Q08	30.9.09	30.9.08

Income	1,377	1,367	1,585	1	(13)	4,153	4,823

Credit loss (expense) / recovery	0	1	(12)	(100)	(100)	2	(13)

Total operating income	1,378	1,368	1,573	1	(12)	4,155	4,810

Personnel expenses	1,001	1,179	1,088	(15)	(8)	3,286	3,362

General and administrative expenses	208	321	234	(35)	(11)	791	1,656

of which: ARS settlement impact							919

Services (to) / from other business divisions	8	3	5	167	60	10	13

Depreciation of property and equipment	35	55	41	(36)	(15)	132	111

Impairment of goodwill	0	15	0	(100)		34	0

Amortization of intangible assets	16	16	16	0	0	48	48

Total operating expenses	1,268	1,589	1,385	(20)	(8)	4,301	5,189

Business division performance before tax	110	(221)	188		(41)	(146)	(379)

of which: ARS settlement impact							(919)

business division performance before tax excluding ARS settlement impact	110	(221)	188		(41)	(146)	540

Key performance indicators[1]

Pre-tax profit growth (%)[2]	N/A	N/A	N/A			N/A	N/A

Cost / income ratio (%)	92.1	116.2	87.4			103.6	107.6

Net new money (CHF billion)[3]	(9.9)	(5.8)	(12.5)			0.4	(18.2)

Gross margin on invested assets (bps)	79	80	83	(1)	(5)	82	81

Additional information

Average attributed equity (CHF billion)[4]	9.0	9.0		0

Return on attributed equity (RoaE) (%)						(2.2)	(6.9)

BIS risk-weighted assets (CHF billion)	21.9	23.2		(6)

Return on risk-weighted assets, gross (%)						23.0	32.4

Goodwill and intangible assets (CHF billion)	4.2	4.4		(5)

Recurring income	834	787	1,049	6	(20)	2,444	3,067

Invested assets (CHF billion)	694	695	764	0	(9)

Client assets (CHF billion)	736	735	832	0	(12)

Personnel (full-time equivalents)	17,677	18,774	20,105	(6)	(12)

Financial advisors (full-time equivalents)	7,286	7,939	8,345	(8)	(13)

Additional information (only Wealth Management US)

Net new money (CHF billion)[3]	(8.6)	(5.0)	(9.8)			3.5	(14.8)

Net new money including interest and dividend income (CHF billion)[5]	(4.2)	(0.3)	(4.3)			17.6	1.8

1 For the definitions of UBS’s key performance indicators, refer to the “Key performance indicators” section on page 11 of UBS’s first quarter 2009 report.  2 Not meaningful if either the current period or the comparison period is a loss period.  3 Excludes interest and dividend income.  4 Refer to the “Capital management” section of this report for more information about the equity attribution framework.  5 For purposes of comparison with US peers.

UBS business divisions and Corporate Center

Results: 3Q09 vs 2Q09

The pre-tax result for Wealth Management Americas improved significantly to a profit of CHF 110 million from a loss of CHF 221 million. Excluding restructuring charges of CHF 1 million in the third quarter and CHF 152 million in the second quarter, the pre-tax result would have improved to CHF 111 million from negative CHF 69 million in the prior quarter. The positive turn in results was driven by reduced operating expenses, resulting from cost control efforts, a credit of CHF 36 million for the over-accrual of financial advisor deferred compensation awards, and an increase in operating income. In addition, non-financial advisor staff levels were reduced 4% during the quarter, with reductions totaling 14% during 2009.

Operating income

Total operating income increased 1%, or CHF 10 million, to CHF 1,378 million from CHF 1,368 million. Excluding the impact of currency translation, operating income would have increased 5%.
Recurring income increased 6% from the second quarter due to higher managed account fees related to the growth in average invested assets, and an increase in non-proprietary mutual fund revenues, while interest income improved compared with the second quarter, when a special assessment fee of CHF 17 million was levied by the Federal Deposit Insurance Corporation (FDIC) on the assets of UBS Bank USA, UBS’s FDIC-insured depository institution subsidiary. Recurring income improved to 61% of total operating income from 58% in the prior quarter. Non-recurring income decreased 6% due to seasonally lower client transactional income and lower municipal trading income.

Operating expenses

Total operating expenses decreased 20% to CHF 1,268 million from CHF 1,589 million. Excluding the abovementioned restructuring charges, operating expenses would have decreased 12%, mainly due to lower personnel costs. Further adjusted to exclude the impact of the currency translation in the third quarter, operating expenses would have decreased 8%.
Personnel expenses decreased 15% to CHF 1,001 million from CHF 1,179 million. Excluding restructuring charges in the second and third quarter, personnel expenses would have declined 10% due to a credit of CHF 36 million related to the release of an over-accrual of deferred compensation awards, lower salaries related to reduced headcount and lower recruitment costs. Non-personnel expenses decreased 35% to CHF 266 million. Excluding restructuring charges primarily related to real estate write-downs in the second quarter, non-personnel costs would have decreased 19% due to decreases in administration costs, marketing, legal fees and provisions, and lower depreciation costs.

Invested assets development: 3Q09 vs 2Q09

Net new money

Outflows of net new money in Wealth Management Americas increased to CHF 9.9 billion from CHF 5.8 billion. The former Wealth Management US business unit saw net new money outflows increase to CHF 8.6 billion from CHF 5.0 billion. Third quarter net new money was impacted by financial advisor attrition and reduced recruiting of experienced financial advisors. Including interest and dividends, the former Wealth Management US business unit saw net new money outflows increase to CHF 4.2 billion from a slight outflow of CHF 0.3 billion in the prior quarter.

Invested assets

Invested assets decreased by CHF 1 billion to CHF 694 billion on 30 September 2009, following the negative impact of currency translation effects, the impact of the first closings of the sale of branches to Stifel, Nicolaus & Company, Incorporated, the sale of UBS Pactual and net new money outflows. These drivers of lower invested assets were mostly offset by positive market performance. In US dollar terms, invested assets increased 5%.

Gross margin on invested assets

The gross margin on invested assets decreased 1 basis point to 79 basis points as the increase in average invested assets slightly outweighed the rise in revenue. A 2 basis point increase in the recurring income margin, to 48 basis points, corresponded with a 6% increase in recurring income, while the non-recurring income margin decreased 3 basis points, to 31 basis points, due to lower trading income.

Results: 9M09 vs 9M08

Wealth Management Americas reported a pre-tax loss of CHF 146 million in the first nine months of 2009 compared with a pre-tax loss of CHF 379 million in the first nine months of 2008. The 2009 results were negatively impacted by restructuring charges of CHF 153 million and goodwill impairment charges of CHF 19 million in first quarter 2009 related to the sale of UBS Pactual, while the 2008 performance was negatively impacted by a CHF 919 million provision made for the expected costs of the repurchase of auction rate securities (ARS) and related costs, including fines. Excluding the restructuring charges, ARS provision and goodwill impairment charges, pre-tax performance would have been a profit of CHF 26 million in the first nine months of 2009 compared with a profit of CHF 540 million in the same period of 2008.

This decline in adjusted performance excluding the abovementioned charges and provisions occurred in the context of a challenging market climate marked by a sharp

Wealth Management Americas

decline in invested assets which resulted in revenues declining at a faster rate than expenses. A 14% decrease in average invested assets led to a 14% decrease in operating income, including a 20% decrease in recurring income and a 3% decline in non-recurring income. Recurring income declined to 59% of operating income from 64%. Operating expenses declined 17%, but would have decreased 3% when excluding restructuring charges, goodwill impairment charges and the ARS provision. Personnel expenses declined 2%, but would have decreased 4% excluding restructuring charges booked in 2009, due to lower incentive compensation and lower revenue-based financial advisor compensation, both of which were partly offset by higher financial advisor-related recruitment costs. Non-personnel expenses decreased 44%. Excluding restructuring charges, goodwill impairment charges, and ARS provision, non-personnel costs would have increased 1%, but would have decreased 5% in US dollar terms due to cost control efforts in general and administrative expenses and lower service charges from other business divisions.

Personnel

Wealth Management Americas reduced staff by 6% during third quarter 2009. There were 17,677 personnel on 30 September 2009, a decrease of 1,097 from 30 June 2009. Non-financial advisor employees decreased by 444 or 4% to 10,391, due to staff reductions across all business areas and, to a lesser extent, the sale of UBS Pactual and the sale of branches to Stifel, Nicolaus & Company, Incorporated. Financial advisors decreased by 653 or 8% to 7,286 as a result of the abovementioned sales, attrition and slower recruiting as well as planned reductions of lower-producing financial advisors.

UBS business divisions and Corporate Center

Global Asset Management

Global Asset Management

Business division reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.09	30.6.09	30.9.08	2Q09	3Q08	30.9.09	30.9.08

Institutional fees	347	317	525	9	(34)	949	1,424

Wholesale intermediary fees	220	213	302	3	(27)	651	1,003

Total operating income	567	530	827	7	(31)	1,600	2,426

Personnel expenses	311	315	263	(1)	18	857	869

General and administrative expenses	92	100	107	(8)	(14)	294	338

Services (to) / from other business divisions	23	(126)	24		(4)	(81)	64

Depreciation of property and equipment	9	8	10	13	(10)	25	32

Impairment of goodwill	0	149	0	(100)		340	0

Amortization of intangible assets	2	3	9	(33)	(78)	11	27

Total operating expenses	437	448	413	(2)	6	1,446	1,330

Business division performance before tax	130	82	415	59	(69)	154	1,097

Key performance indicators[1]

Pre-tax profit growth (%)[2]	58.5	N/A	17.9			(86.0)	13.2

Cost / income ratio (%)	77.1	84.5	49.9			90.4	54.8

Net new money (CHF billion)[3]	(10.0)	(17.1)	(34.4)			(34.9)	(75.4)

Gross margin on invested assets (bps) (institutional)	40	37	48	8	(17)	37	42

Gross margin on invested assets (bps) (wholesale intermediary)	37	35	40	6	(8)	36	42

Additional information

Average attributed equity (CHF billion)[4]	2.5	3.0		(17)

Return on attributed equity (RoaE) (%)						7.2	48.8

BIS risk-weighted assets (CHF billion)	4.4	5.6		(21)

Return on risk-weighted assets, gross (%)						34.7	48.6

Goodwill and intangible assets (CHF billion)	1.7	1.7		0

Invested assets (CHF billion)	583	593	708	(2)	(18)

Personnel (full-time equivalents)	3,527	3,718	3,970	(5)	(11)

Institutional

Net new money (CHF billion)[3]	(1.2)	(6.6)	(21.0)			(8.9)	(38.9)

of which: money market funds	(2.6)	(3.2)	(4.9)			2.3	0.0

Invested assets (CHF billion)	346	351	419	(1)	(17)

of which: money market funds	45	50	39	(10)	15

Wholesale intermediary

Net new money (CHF billion)[3]	(8.8)	(10.6)	(13.4)			(26.0)	(36.5)

of which: money market funds	(5.1)	(6.1)	(0.3)			(9.1)	9.5

Invested assets (CHF billion)	237	242	289	(2)	(18)

of which: money market funds	72	78	79	(8)	(9)

1 For the definitions of UBS’s key performance indicators, refer to the “Key performance indicators” section on page 11 of UBS’s first quarter 2009 report.  2 Not meaningful if either the current period or the comparison period is a loss period.  3 Excludes interest and dividend income.  4 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

Global Asset Management

Results: 3Q09 vs 2Q09

Global Asset Management’s pre-tax profit rose to CHF 130 million from CHF 82 million. The increase was primarily due to higher performance fees, mainly in alternative and quantitative investments, and higher management fees driven by a higher average invested assets base.

Operating income

Total operating income increased 7% to CHF 567 million from CHF 530 million. Institutional revenues rose to CHF 347 million from CHF 317 million, mainly due to higher performance fees in alternative and quantitative investments, and higher management fees from a higher average invested assets base. Wholesale intermediary revenues rose 3% to CHF 220 million from CHF 213 million due to higher management fees from a change in asset mix.

Operating expenses

Total operating expenses were CHF 437 million compared with CHF 448 million. Personnel expenses were CHF 311 million, down from CHF 315 million. Personnel expenses included a charge for restructuring costs associated with ongoing staff reductions, though this dropped to CHF 2 million in the third quarter compared with CHF 27 million in the second quarter. The decrease in restructuring costs, coupled with the lower fixed personnel expenses resulting from reduced headcount, was mostly offset by higher incentive compensation accruals as a result of higher performance fees. General and administrative expenses decreased by CHF 8 million to CHF 92 million, with decreases in most categories. Net charges-in from other business divisions were flat at CHF 23 million after adjusting the prior quarter for the goodwill impairment of CHF 149 million related to the sale of UBS Pactual, which was charged to the Corporate Center through the “Services (to) / from other business divisions” line item.

Development of invested assets: 3Q09 vs 2Q09

Net new money

Net new money outflows decreased to CHF 10.0 billion from CHF 17.1 billion. Excluding money market flows, net new money outflows slowed to CHF 2.3 billion from CHF 7.8 billion. The third quarter saw the first positive net inflows from clients other than those of UBS’s wealth management businesses since fourth quarter 2006. This was more than offset by negative net flows from clients of UBS’s wealth management businesses, which totaled CHF 13.3 billion. Some of the inflows and outflows relating to clients of UBS’s wealth management businesses are also reported as net new money for the Wealth Management & Swiss Bank and Wealth Management Americas business divisions.
Institutional net new money outflows decreased to CHF 1.2 billion from CHF 6.6 billion. Excluding money market flows, institutional net new money was positive, with inflows of CHF 1.4 billion compared with net outflows of CHF 3.4 billion. Multi-asset and equities saw net inflows, which were partly offset by net outflows in fixed income, alternative and quantitative investments (mainly related to clients of UBS’s wealth management businesses) and real estate.

Wholesale intermediary net new money outflows decreased to CHF 8.8 billion compared with CHF 10.6 billion. Excluding money market flows, wholesale intermediary outflows slowed to CHF 3.7 billion from CHF 4.5 billion. Net outflows were reported in equities, multi-asset and alternatives, while fixed income and real estate saw net inflows.

Invested assets

Total invested assets were CHF 583 billion on 30 September 2009, down from CHF 593 billion at 30 June 2009. Excluding a reduction of CHF 25 billion related to the closing of the UBS Pactual sale total invested assets would have been up by CHF 15 billion. Institutional invested assets were CHF 346 billion, down from CHF 351 billion, as the positive impact of financial market developments was more than offset by the closing of the UBS Pactual sale (contributing a reduction of CHF 18 billion), the negative impact of currency fluctuations and, to a lesser extent, net new money outflows. Wholesale intermediary invested assets were CHF 237 billion on 30 September 2009 compared with CHF 242 billion at 30 June 2009, as the positive impact of financial market developments was more than offset by net new money outflows, the closing of the UBS Pactual sale (contributing a reduction of CHF 8 billion) and the negative impact of currency fluctuations.

Gross margin on invested assets

The gross margin on institutional invested assets increased to 40 basis points from 37 basis points, mainly due to higher performance fees, particularly in alternative and quantitative investments. The gross margin on wholesale intermediary invested assets increased 2 basis points to 37 basis points, driven by the impact of the closing of the UBS Pactual sale on the invested asset base and a change in asset mix.

Results: 9M09 vs 9M08

Pre-tax profit decreased to CHF 154 million from CHF 1,097 million. Excluding the goodwill impairment charge in first quarter 2009 of CHF 191 million related to the sale of UBS Pactual, pre-tax profit would have decreased 69% to CHF 345 million. Total operating income declined 34% to CHF 1,600 million from CHF 2,426 million. Institutional revenues declined to CHF 949 million from CHF 1,424 million due to lower management fees associated with a lower average invested assets base, partly offset by higher performance fees in alternative and quantitative investments. Additionally, the first nine months of 2008 included a gain of CHF 168 million from

UBS business divisions and Corporate Center

the sale of a minority stake in Adams Street Partners. Wholesale intermediary revenues declined to CHF 651 million from CHF 1,003 million due to lower management fees associated with a lower average invested assets base. Total operating expenses increased 9% to CHF 1,446 million from CHF 1,330 million. Excluding the goodwill impairment charge in first quarter 2009 and restructuring charges during the whole period, operating expenses would have declined 8%. This reflected lower general and administrative expenses, mainly in travel and entertainment expenses, marketing costs and professional fees as a result of ongoing cost saving measures and lower personnel expenses resulting from reduced headcount.

Personnel

The number of employees on 30 September 2009 was 3,527, a 5% decrease from 3,718 on 30 June 2009. The decrease in the third quarter reflected continuing actions across the business division to reduce the cost base while maintaining appropriate resource levels and the closing of the UBS Pactual sale which contributed a reduction of 96 employees. The effect of some headcount reductions that have been communicated to employees had not rolled off monthly expenses by the end of the third quarter but are expected to do so during the fourth quarter and 2010.

Investment capabilities and performance: 3Q09

The strong improvement in investment performance versus benchmark in many traditional strategies, which began in 2008 and continued in the first half of 2009, gathered further momentum in the third quarter. Alternative strategies showed generally positive results in improving markets.

Core/value equities

Strong performance continued in the third quarter across many strategies that had outperformed their benchmarks in the first half of 2009. Notable strong performers were almost all Global, US, Pan-European, Asian and Emerging Markets strategies, as well as Swiss, Australian and most UK strategies. Good stock selection across a broad range of industry sectors was the primary positive factor. While Canadian strategies did less well in the quarter, they remained solid over longer periods. A number of concentrated and long / short strategies delivered strong returns.

Growth equities

Performance was mixed for the quarter. The US small cap growth and emerging markets growth strategies outperformed their benchmarks. US large cap select growth, US mid cap growth and Global (ex US) all cap growth strategies underperformed during the quarter, primarily due to stock selection in the financials sector. US large cap select growth, however, remained strong year-to-date and over longer periods.

Structured equities

The performance of quantitative strategies was mixed with outperformance versus benchmark in active US and Global strategies but underperformance in most enhanced index strategies. Systematic alpha strategies were ahead of benchmark for the quarter in all regions, with US fundamental equity market neutral delivering continued good investment performance.

Fixed income

Performance across many key bond strategies continued the improving trend of the first half 2009, with the majority of key strategies outperforming their respective benchmarks. Global sovereign strategies outperformed their benchmarks, while the performance of global aggregate strategies was mixed. US strategies were significantly ahead of their benchmarks as were UK strategies. Australian, Canadian, euro aggregate, Japanese and Swiss strategies all outperformed their benchmarks. Emerging market strategies were significantly ahead of their benchmarks for the quarter. US high yield strategies were close to benchmarks while euro high yield strategies were behind their benchmarks. Money market funds continued to achieve their capital preservation objectives.

Global investment solutions

The performance of multi-asset strategies, including the global securities composite and dynamic alpha strategies, was strongly positive during the quarter. Asset allocation, currency management and security selection all contributed to this result. These strategies had been positioned for a recovery in risky assets such as equities, and thus benefited from the upswing in equity markets that continued throughout the third quarter. The strong performance during the second and third quarter more than offset the underperformance reported in the first quarter, leaving these strategies significantly ahead of their benchmarks year-to-date. Multi-manager investment solutions delivered generally positive returns.

Alternative and quantitative investments

Hedge funds generally continued to experience positive momentum in the third quarter. The single manager platform, O’Connor, posted mixed returns with continued strong performance in the multi-strategy and credit strategies, flat to positive returns in the equity long / short strategies and negative returns for the currency and rates and quantitative strategies. On the multi-manager platform, returns were generally positive for the fund-of-fund strategies in the third quarter.

Global real estate

Sentiment in some real estate markets appeared more positive in the third quarter. The UK direct strategy funds collectively produced positive returns during the third quarter and

Global Asset Management

the decline in value of the US composite reduced for the third consecutive quarter. The Germany-based eurozone flagship fund continued to produce positive absolute returns as did all of the Swiss direct funds. The J-REIT flagship fund (managed in collaboration with joint venture partner Mitsubishi Corporation) also outperformed its benchmark by a wide margin. The performance of real estate securities strategies was mixed for the quarter although most strategies either outperformed or performed in line with their underlying benchmarks. Performance of the global fund-of-funds strategy remained relatively stable over the quarter and ended broadly flat in absolute terms.

Infrastructure and private equity

The investments of the UBS International Infrastructure Fund continued to perform well. The fund is denominated in US dollars and currency movements had some negative impact on the reported performance at fund level.

Investment performance – key composites

The table below represents approximately 18% of Global Asset Management’s invested assets at 30 September 2009.

Annualized
	3 months	1 year	3 years	5 years

Australian Equity Composite vs. S&P/ASX 300 Accumulation Index	+	+	+	+

Canadian Equity Composite vs. TSE Total Return Index	–	+	+	+

Emerging Equity Composite vs. Emerging Markets Equity Index	+	+	+	+

Global Equity Composite vs. MSCI World Equity (Free) Index	+	+	+	+

Pan European Composite vs. MSCI Europe Free Index	+	+	+	+

Swiss Equity Composite vs. SPI (Total Return) Index	+	+	+	+

US Large Cap Equity Composite vs. Russell 1000 Index	+	–	–	+

Global Equity Ex-US Growth Composite vs. MSCI EAFE (Free) Index	–	–	+	+

US Large Cap Select Growth Equity Composite vs. Russell 1000 Growth Index	–	+	+	+[1]

EUR Aggregate Bonds Composite vs. Barclays Capital Euro Aggregate 500mio+ Index	+	+	+	+

Global Bond Composite vs. Citigroup World Government Bond Index	+	–	–-	–

Global Securities Composite vs. Global Securities Markets Index	+	–	–	–

Global Real Estate Securities composite (hedged in CHF)
vs. FTSE EPRA / NAREIT Developed Index (hedged in CHF) /reference index	–	+	–	–

(+) above benchmark; (–) under benchmark; (=) equal to benchmark. All are before the deduction of investment management fees. Global composites are stated in USD terms; all others are in appropriate local currencies (unless otherwise stated). A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds. Global Asset Management has been verified as compliant with the Global Investment Performance Standards by Ernst & Young on a firm-wide basis to 31 December 2007.

1 Performance data for 5 years is for UBS AG, NY Branch Large Cap Select Growth Composite, which is managed in a substantially similar manner to the US Large Cap Select Growth Equity Composite.  2 Prior to 30 September 2005 returns for the FTSE EPRA / NAREIT Global Real Estate Index hedged into CHF are based on published data, currency translation and hedging into CHF are calculated internally. Thereafter, UBS has contracted with FTSE, the index provider, to provide on customized request basis CHF hedged returns for the FTSE EPRA / NAREIT Global Real Estate Index. On 23 March 2009 the Index name changed to FTSE EPRA / NAREIT Developed Index. Reference index returns are provided for reference purposes only.

UBS business divisions and Corporate Center

Investment Bank

Investment Bank

Business division reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.09	30.6.09	30.9.08	2Q09	3Q08	30.9.09	30.9.08

Investment banking	698	717	786	(3)	(11)	1,719	2,351

Advisory revenues	200	211	448	(5)	(55)	625	1,261

Capital market revenues	670	771	440	(13)	52	1,924	1,469

Equities	500	440	198	14	153	1,204	744

Fixed income, currencies and commodities	170	331	242	(49)	(30)	720	725

Other fee income and risk management	(171)	(265)	(102)	35	(68)	(830)	(379)

Sales and trading	2,147	1,397	(3,292)	54		2,945	(23,223)

Equities	1,162	1,456	1,225	(20)	(5)	3,989	4,953

Fixed income, currencies and commodities	985	(59)	(4,518)			(1,043)	(28,176)

Total income	2,845	2,114	(2,507)	35		4,665	(20,871)

Credit loss (expense) / recovery[1]	(243)	(369)	(317)	(34)	(23)	(1,628)	(635)

Total operating income excluding own credit	2,603	1,746	(2,824)	49		3,037	(21,507)

Own credit[2]	(1,436)	(1,213)	2,069	(18)		(1,999)	3,648

Total operating income as reported	1,167	532	(754)	119		1,038	(17,859)

Personnel expenses	1,766	1,542	1,134	15	56	4,548	4,823

General and administrative expenses	571	685	744	(17)	(23)	1,974	2,844

Services (to) / from other business divisions	124	(315)	22		464	(162)	1

Depreciation of property and equipment	63	124	77	(49)	(18)	260	271

Impairment of goodwill	0	328	0	(100)		749	341

Amortization of intangible assets	13	14	21	(7)	(38)	46	64

Total operating expenses	2,537	2,378	1,998	7	27	7,416	8,345

Business division performance before tax	(1,370)	(1,846)	(2,752)	26	50	(6,378)	(26,203)

Key performance indicators[3]

Pre-tax profit growth (%)[4]	N/A	N/A	N/A			N/A	N/A

Cost / income ratio (%)[5]	180.1	263.9	N/A			278.2	N/A

Return on attributed equity (RoaE) (%)						(33.1)	(129.4)

Return on assets, gross (%)						0.3	(1.3)

Average VaR (10-day, 99% confidence, 5 years of historical data)[6]	245	350		(30)

Additional information

Total assets (CHF billion)[7]	1,119.3	1,258.9		(11)

Average attributed equity (CHF billion)[8]	24.0	25.0		(4)

BIS risk-weighted assets (CHF billion)	125.9	160.6		(22)

Return on risk-weighted assets, gross (%)						2.1	(10.4)

Goodwill and intangible assets (CHF billion)	3.5	3.7		(5)

Compensation ratio (%)[5]	125.3	171.1	N/A			170.6	N/A

Impaired lending portfolio as a % of total lending portfolio, gross	3.5	4.3

Personnel (full-time equivalents)	16,130	16,922	20,841	(5)	(23)

1 Includes CHF 265 million for 2Q09 and CHF 156 million for 3Q09 in credit losses from impairment charges on reclassified financial instruments.  2 Represents own credit changes of financial liabilities designated at fair value through profit or loss. The cumulative own credit gain for such debt held at 30 September 2009 amounted to approximately CHF 1.3 billion. This gain has reduced the fair value of financial liabilities designated at fair value through profit or loss recognized on UBS’s balance sheet. Refer to “Note 11 Fair value of financial instruments” in the financial statements of this report for more information.  3 For the definitions of UBS’s key performance indicators, refer to the “Key performance indicators” section on page 11 of UBS’s first quarter 2009 report.  4 Not meaningful if either the current period or the comparison period is a loss period.  5 Neither the cost / income nor the compensation ratio are meaningful if revenues in the Investment Bank are negative.  6 Regulatory VaR.  7 Based on third-party view, i.e. without intercompany balances.  8 Refer to the discussion of the equity attribution framework in the “Capital management” section of this report.

Investment Bank

Results: 3Q09 vs 2Q09

The pre-tax result was negative CHF 1,370 million compared with negative CHF 1,846 million. An own credit charge of CHF 1,436 million on financial liabilities designated at fair value was included in the third quarter result, compared with a charge of CHF 1,213 million in the second quarter. The fixed income, currencies and commodities (FICC) business saw positive revenues, after eight quarters of negative revenues. Operating expenses rose compared with the prior quarter.

Operating income

Total operating income was CHF 1,167 million compared with CHF 532 million. This was mainly due to higher revenues in the FICC business and lower credit loss expenses, partly offset by a decrease in equities revenues and a higher own credit charge.

Credit loss expenses

In the Investment Bank, credit loss expenses in third quarter 2009 were CHF 243 million, of which CHF 63 million related to securities that were reclassified to “Loans and receivables” from “Held for trading” in previous quarters. The Investment Bank’s credit loss expenses in second quarter 2009 were CHF 369 million, of which CHF 208 million related to reclassified securities. Refer to the “Risk management and control” section of this report for more information on credit loss expenses and credit risk.

Own credit

Own credit losses on financial liabilities designated at fair value were CHF 1,436 million. This compares with a loss of CHF 1,213 million in the second quarter. Refer to “Note 11 Fair value of financial instruments” in the financial statements of this report for more information on own credit.

Operating income by business area

Investment banking

Total revenues decreased 3% to CHF 698 million from CHF 717 million. Advisory revenues were down 5% to CHF 200 million, as mergers and acquisition activity continued to be subdued in the third quarter, reflecting the slowdown in the global economy. Capital markets revenues were down 13% to CHF 670 million, despite a strong performance in equity capital markets which posted a 14% increase in revenues driven by a combination of market share gains across all regions and higher volumes in Asia Pacific. Debt capital markets saw a 49% decrease in revenues, driven by lower global syndicated finance underwriting fees. Other fee income and risk management revenues were negative CHF 171 million compared with negative CHF 265 million, and mainly related to hedging losses as credit spreads tightened during the third quarter.

According to data from Dealogic, UBS ended the first nine months of 2009 with market share of the total global investment banking fee pool of 5.1%. Market share was flat year-on-year, but UBS’s ranking declined to sixth from fifth. In the first nine months of 2009, UBS’s share of worldwide announced mergers and acquisitions volume was 17.4%, down from 19.1% in the same period last year (Thomson Reuters). UBS’s market share of equity capital markets fees globally was 6.2% up from 5.7% (Dealogic) and its market share of UBS debt capital markets fees globally was 3.7%, down from 5.0% (Dealogic).

Sales and trading

Total sales and trading revenues for equities and FICC were CHF 2,147 million, compared with CHF 1,397 million.

Equities

Revenues decreased 20% to CHF 1,162 million from CHF 1,456 million. Cash revenues fell as a slight improvement in commissions was offset by lower trading revenues. Derivatives revenues were down marginally, due to a lack of liquidity and subdued flows. Equity-linked revenues fell from a strong second quarter with revenue increases in Europe more than offset by a weaker performance in Asia Pacific and in the Americas. Prime brokerage revenues decreased from a seasonally strong second quarter, while exchange-traded derivatives revenues were down due to a decline in client volumes leading to lower income. Proprietary revenues were positive overall but decreased across all regions from a strong second quarter.

Fixed income, currencies and commodities

FICC posted revenues of positive CHF 985 million compared with negative CHF 59 million. Movements in UBS credit spreads affecting the valuation of UBS’s derivatives positions had significantly less negative impact than in the prior quarter, partly due to a refinement of the approach for the estimation of this adjustment as described in “Note 11 Fair value of financial instruments” in the financial statements of this report. This improvement was more than offset by changes as a result of other estimate improvements that were made elsewhere, mainly in the structured credit portfolio. The overall FICC result is representative of the revenues from the ongoing FICC franchise, and was an improvement from the prior quarter.
Third quarter 2009 saw a significant improvement in the credit business as a result of key hires made recently and continued improvement in credit market conditions. This resulted in stronger trading and sales results across all regions, especially Europe and the US. Revenues from the macro businesses (which includes foreign exchange, money market

UBS business divisions and Corporate Center

and rates) remained stable, although spreads narrowed and business flows fell due to lower volatility in foreign exchange markets and seasonally lower volumes. These factors also negatively affected the emerging markets business.

The release of credit valuation adjustments for credit protection from monoline insurers contributed gains of CHF 0.5 billion in the third quarter. However, these gains were predominantly offset by losses on residual risk positions. Refer to the “Capital management” section of this report for more information on changes to risk-weighted assets, BIS tier 1 capital and tier 1 ratio in third quarter 2009.

Operating expenses

Total operating expenses were CHF 2,537 million compared with CHF 2,378 million.
Personnel expenses increased to CHF 1,766 million compared with CHF 1,542 million, mainly due to increased accruals for discretionary compensation.
General and administrative expenses decreased 17% to CHF 571 million in the third quarter, mainly as the second quarter included real estate restructuring charges. Depreciation expenses were also down as second quarter included real estate restructuring charges. There was no goodwill impairment charge in third quarter 2009.

Results: 9M09 vs 9M08

The pre-tax result was negative CHF 6,378 million compared with negative CHF 26,203 million. The change was mainly due to much lower losses on risk positions and reduced operating expenses. Total operating income was positive CHF 1,038 million compared with negative CHF 17,859 million. Investment banking and equities revenues were down year-on-year, mainly due to lower market activity. The first nine months of 2009 included own credit losses on financial liabilities designated at fair value of CHF 1,999 million, compared with gains of CHF 3,648 million in the first nine months of 2008. Total operating expenses decreased 11% to CHF 7,416 million from CHF 8,345 million.

Personnel

The Investment Bank employed 16,130 personnel on 30 September 2009, a 5% decrease from 16,922 on 30 June 2009. The closing of the UBS Pactual sale contributed a reduction of 405 personnel, while the other employee reductions were spread across all businesses and support functions.

Corporate Center

Corporate Center

Corporate Center reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.09	30.6.09	30.9.08	2Q09	3Q08	30.9.09	30.9.08

Total operating income	(160)	425	206			1,093	4,247

Personnel expenses	161	121	120	33	34	391	397

General and administrative expenses	(1)	81	37			136	183

Services (to) / from other business divisions	(129)	464	(32)		(303)	312	(38)

Depreciation of property and equipment	65	29	84	124	(23)	158	198

Amortization of intangible assets	0	0	0			0	0

Total operating expenses[1]	95	695	209	(86)	(55)	997	739

Performance from continuing operations before tax	(255)	(270)	(4)	6		96	3,508

Performance from discontinued operations before tax	0	7	0	(100)		17	179

Performance before tax	(255)	(263)	(4)	3		113	3,687

Additional information

BIS risk-weighted assets (CHF billion)	8.1	6.9		17

Personnel (full-time equivalents)	2,988	3,024	2,946	(1)	1

1 Includes expenses for the Company Secretary, Board of Directors and Group Internal Audit.

Results: 3Q09 vs 2Q09

The Corporate Center’s pre-tax result from continuing operations was negative CHF 255 million compared with negative CHF 270 million.

The third quarter result was driven by a CHF 498 million pre-tax loss on the closing of the UBS Pactual sale, largely related to foreign exchange losses, and partly offset by a CHF 156 million foreign currency gain following UBS’s decision to replace US dollar financing to two of its US entities by Swiss franc financing. In comparison, in second quarter 2009, the Corporate Center took a CHF 492 million goodwill impairment charge through the “Services (to) / from other business divisions” line item in relation to the sale of UBS Pactual.
In addition, the third quarter result was impacted by a CHF 305 million net loss in relation to the conversion in August 2009 of the mandatory convertible notes (MCNs) issued in December 2008, compared with a gain of CHF 78 million in the prior quarter. Refer to the “Recent developments” section of this report for more information.

Operating income

Total operating income decreased to negative CHF 160 million from positive CHF 425 million, driven by the abovementioned loss related to the closing of the UBS Pactual sale and the loss on the MCNs valuation.
The following significant items additionally affected the third quarter result:
–	Group Treasury reported reduced operating income, mainly due to lower charges to the Investment Bank.
–	A mark-to-market gain on British pound interest rate swaps.
–	Valuation gains of CHF 168 million on the revaluation of UBS’s option to acquire the SNB StabFund’s equity, which is now calculated on the basis of detailed cash flow projections, compared with gains of CHF 129 million in the prior quarter. Refer to the “Transaction with the Swiss National Bank” sidebar in UBS’s restated annual report for 2008 and “Note 11 Fair value of financial instruments” in the financial statements of this report for more information on UBS’s option to acquire the SNB StabFund’s equity.
–	A gain of CHF 65 million on the sale of Swiss real estate.

UBS business divisions and Corporate Center

Functional transformation of the Corporate Center

The Corporate Center is currently undergoing transformational changes. By integrating most service, control and infrastructure functions across the business divisions in the Corporate Center, UBS is seeking to improve its controls and the efficiency and quality of these functions on a sustainable basis.

The first wave of integration was completed in August 2009 for the communication, risk and finance functions. The second wave was completed on 1 October 2009 for the human resources, information technology, supply and demand management, legal and compliance, and premises functions, thereby completing the setup of central shared services and control functions.

Headcount and costs of these functions are now managed by the Corporate Center, but are re-allocated to the business divisions for which the respective services are performed. All shared services and control functions negotiate service level agreements periodically with the business divisions, based on services and products provided. A global service level agreement framework provides governance and ensures cost consistency across service providers and consumers.

As such, the functional transformation does not materially affect UBS’s external divisional disclosure, except for the presentation of Information Technology Infrastructure (ITI) and Group Offshoring (excluding the India Service Centre). The respective costs of those two functions have been moved from the “Services (to) / from business divisions” line item to direct cost line items in divisional income statements, and their headcount has been allocated to the business divisions. Prior periods have been adjusted to reflect this amended presentation methodology of ITI and Group Offshoring. Group results and business division performance before tax are not affected. Refer to “Note 1 Basis of accounting” in the financial statements of this report for more information.

In comparison, the second quarter’s positive income included the release of a foreign exchange gain of CHF 300 million, which was previously deferred in equity, due to the de-consolidation and liquidation of subsidiaries.

Operating expenses

Total operating expenses decreased to CHF 95 million from CHF 695 million. Excluding the abovementioned goodwill impairment charge in second quarter 2009, operating expenses would have declined by CHF 108 million. The reduction was driven by a credit in respect of UBS Pactual’s operating result that was transferred to the Corporate Center from the respective business divisions via the “Services (to) / from other business divisions” line in third quarter 2009. In addition, third quarter 2009 includes the release of a litigation provision following the resolution of a lawsuit in respect of the acquisition of PaineWebber, while the second quarter included higher real estate restructuring charges. The third quarter saw higher personnel expenses due to an increase in accruals for performance-related compensation.

Results: 9M09 vs 9M08

Pre-tax profit from continuing operations declined to CHF 96 million from CHF 3,508 million.

Total operating income decreased by CHF 3,154 million to CHF 1,093 million primarily as first quarter 2008 included the gain of CHF 3,860 million on the MCNs issued in March 2008. The gain recorded in the first nine months of 2009 in connection to the re-valuation of the call component of the MCNs issued in December 2008 was smaller, at CHF 297 million (including interest expenses). Further, operating income for the first nine months of 2009 was impacted by the abovementioned losses related to the closing of the UBS Pactual sale in third quarter 2009, a foreign exchange gain of CHF 413 million due to the de-consolidation and liquidation of subsidiaries in the first nine months of 2009 and a gain of CHF 304 million on the buyback of subordinated debt in the first quarter 2009.
Total operating expenses increased to CHF 997 million from CHF 739 million, mainly due to the abovementioned goodwill impairment charge recorded in second quarter

2009. Adjusted for this, operating expenses would have decreased by CHF 234 million, mainly due to a credit related to the UBS Pactual operating result that was transferred to the Corporate Center and the release of the litigation provision following the resolution of a lawsuit in respect of the PaineWebber acquisition, as well as lower personnel costs resulting from lower staff levels and reduced advertising and sponsoring expenditure. These items were partly offset by higher restructuring costs.

Personnel

The Corporate Center had 2,988 employees on 30 September 2009, a decrease of 36 employees from 30 June 2009 mainly driven by reductions in the India Service Centre. Refer to the “Functional transformation of the Corporate Center” sidebar on the previous page for more information about the treatment of costs and headcount in the Corporate Center.

Risk and treasury management

Management report

Risk management and control

Risk management and control

Summary of key developments in third quarter 2009

The risk profile of UBS did not materially change during the quarter, though the firm took the opportunity of more favorable markets to further reduce its risk exposures in the Investment Bank.

During the quarter, UBS continued to implement its risk remediation plan in the Investment Bank, including improvements to its key risk portfolio measures of stress and Value at Risk (VaR). Firm-wide stress measures, which consider risks in aggregate across UBS’s business activities (including credit risk, market risk and operational risk), were enhanced. UBS also improved the representation of liquidity in its stress measures.
As detailed in the market risk section below, UBS made several enhancements to its VaR measures and methodology. These enhancements included adopting a 1-day 95% management VaR and increasing the scope of 10-day 99% regulatory VaR to incorporate a significant proportion of UBS’s market risk exposures from credit valuation adjustments (CVA). UBS also enhanced its VaR methodology to better capture the impact of extreme losses in the VaR distribution. All changes to VaR have been approved by the Swiss Financial Market Supervisory Authority (FINMA).
In third quarter 2009, UBS enhanced its disclosures for assets reclassified in fourth quarter 2008 and first quarter 2009 from “Held for trading” to “Loans and receivables”. Refer to “Note 12 Reclassification of financial assets” in the financial statements of this report for more information on reclassified assets, including the ratio of carrying value to notional value.

Credit risk

Credit risk is the risk of loss resulting from the failure of a client or counterparty to meet its contractual obligations. It arises on traditional banking products, such as loans and commitments, as well as derivatives and similar transactions. A form of credit risk also arises on securities and other obligations in tradable form, with their fair values affected when expectations change regarding the probability of issuers failing to meet these obligations and when actual failures occur. Where these instruments are held in connection with a trading activity, UBS views the risk as a market risk.

UBS actively manages the credit risk in its portfolios by taking collateral against exposures and utilizing credit hedging with the aim of reducing concentrations to specific counterparties, sectors and portfolios.

Credit loss expenses

UBS recorded lower credit loss expenses of CHF 226 million in third quarter 2009, compared with CHF 388 million in second quarter 2009.
In the Investment Bank, credit loss expenses in third quarter 2009 were CHF 243 million, of which CHF 63 million related to securities that were reclassified in previous quarters from “Held for trading” to “Loans and receivables”. The remaining credit losses of CHF 180 million related to loans across various sectors.
Wealth Management & Swiss Bank reported net recoveries of CHF 16 million in third quarter 2009, compared with net credit losses of CHF 20 million in the prior quarter. The net recovery in third quarter was mainly due to continued releases of allowances made by UBS against lombard loans in prior periods.

Gross lending portfolio and impairments

The credit risk exposures reported in the tables below represent the International Financial Reporting Standards (IFRS) balance sheet view of UBS’s gross lending portfolio comprising the balance sheet line items “Due from banks” and “Loans”. The table also shows the IFRS reported allowances for credit losses and impairments as well as UBS’s impaired lending portfolio. UBS’s gross lending portfolio was CHF 363 billion on 30 September 2009, slightly down from CHF 370 billion on 30 June 2009.
The level of UBS’s gross impaired lending portfolio was CHF 6,776 million at the end of third quarter 2009, a significant decrease compared with CHF 8,383 million at the prior quarter-end. The ratio of the impaired lending portfolio to total gross lending portfolio improved to 1.9% on 30 September 2009. Excluding reclassified securities, the ratio decreased to 1.8% at the end of the third quarter from 2.1% at the end of the second quarter.

Risk and treasury management

Credit loss (expense) / recovery
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.09	30.6.09	30.9.08	2Q09	3Q08	30.9.09	30.9.08

Wealth Management & Swiss Bank	16	(20)	(27)			(124)	(38)

Wealth Management Americas	0	1	(12)	(100)	(100)	2	(13)

Investment Bank[1]	(243)	(369)	(317)	(34)	(23)	(1,628)	(635)

of which: related to reclassified securities	(63)	(208)		(70)		(389)

UBS	(226)	(388)	(357)	(42)	(37)	(1,749)	(686)

1 Includes credit loss (expense) of CHF 93 million (30.6.09: CHF 57 million) related to reclassified leveraged finance positions.

Allowances and provisions for credit losses
	Wealth Management		Wealth Management
CHF million	& Swiss Bank		Americas		Investment Bank		Others[1]		UBS
As of	30.9.09	30.6.09	30.9.09	30.6.09	30.9.09	30.6.09	30.9.09	30.6.09	30.9.09	30.6.09

Due from banks	2,600	3,656	1,312	1,252	43,507	44,718	279	306	47,698	49,932

Loans	198,525	199,232	20,178	20,752	96,161	99,490	77	147	314,940	319,621

of which: related to reclassified securities[2]					20,322	22,081			20,322	22,081

Total lending portfolio, gross[3]	201,125	202,887	21,489	22,004	139,668	144,209	356	453	362,638	369,553

Allowances for credit losses	(1,122)	(1,152)	(16)	(18)	(1,953)	(2,664)	0	0	(3,091)	(3,835)

of which: related to reclassified securities					(166)	(340)			(166)	(340)

Total lending portfolio, net[4]	200,003	201,735	21,473	21,986	137,715	141,544	356	453	359,547	365,719

Impaired lending portfolio, gross[5]	1,856	2,154	18	21	4,902	6,208	0	0	6,776	8,383

of which: related to reclassified securities					735	1,150			735	1,150

Estimated liquidation proceeds of collateral for impaired loans	(579)	(760)	(3)	(5)	(1,286)	(1,374)	0	0	(1,868)	(2,139)

of which: related to reclassified securities					(557)	(719)			(557)	(719)

Impaired lending portfolio, net of collateral	1,277	1,394	15	16	3,616	4,834	0	0	4,908	6,244

Allocated allowances for impaired lending portfolio	1,081	1,111	16	18	1,953	2,664	0	0	3,050	3,793

Other allowances for lending portfolio	41	41	0	0	0	0	0	0	41	41

Total allowances for credit losses in lending portfolio	1,122	1,152	16	18	1,953	2,664	0	0	3,091	3,835

Allowances and provisions for credit losses outside of lending portfolio	20	65	0	0	120	55	0	0	140	120

Ratios

Allowances for lending portfolio as a % of total lending portfolio, gross	0.6	0.6	0.1	0.1	1.4	1.8	0.0	0.0	0.9	1.0

Impaired lending portfolio as a % of total lending portfolio, gross	0.9	1.1	0.1	0.1	3.5	4.3	0.0	0.0	1.9	2.3

Impaired lending portfolio excluding reclassified securities as a % of total lending portfolio, gross excluding reclassified securities					3.5	4.1			1.8	2.1

Allocated allowances as a % of impaired lending portfolio, gross	58.2	51.6	88.9	85.7	39.8	42.9	0.0	0.0	45.0	45.3

Allocated allowances as a % of impaired lending portfolio, net of collateral	84.7	79.7	106.7	112.5	54.0	55.1	0.0	0.0	62.1	60.7

1 Includes Global Asset Management and the Corporate Center.  2 This excludes reclassified loan underwriting positions with a value of CHF 2,163 million at September 30 (30.6.09: CHF 2,942 million), which are included in the risk view of loan exposures.  3 Excludes loans designated at fair value, but includes margin accounts for exchange-traded derivatives transactions, cash collateral delivered for OTC derivatives and cash current accounts from prime brokerage (cash leg) of total CHF 74,004 million (of which due from banks: CHF 31,392 million, of which loans: CHF 42,612 million) (30.6.09: CHF 71,620 million of which due from banks: CHF 32,005 million, of which loans: CHF 39,615 million).  4 Reconciles to the balance sheet carrying values of “Due from banks” and “Loans”, which are reported net of allowances for credit losses.  5 Excludes reclassified securities with adverse cash flow estimate revisions cumulatively below 5% of the carrying value at reclassification date, adjusted for redemptions.

Risk management and control

The total gross lending portfolio in the Investment Bank was CHF 140 billion at the end of third quarter 2009, down slightly from CHF 144 billion on 30 June 2009. Net of impairments, the Investment Bank held CHF 6.5 billion of monoline protected assets and CHF 3.1 billion of commercial real estate positions in its lending portfolio following their reclassification from “Held for trading” to “Loans and receivables” in fourth quarter 2008. The exposures related to monoline protected assets are included in the discussion of that asset class in the “Identified risk concentrations” section of this report. Refer to “Note 12 Reclassification of financial assets” in the financial statements of this report for more information on reclassified securities, including the ratio of carrying value to notional value.
The Investment Bank’s gross impaired lending portfolio decreased significantly to CHF 4,902 million at the end of third quarter 2009 from CHF 6,208 million at the prior quarter-end. The decrease was driven by the restructuring of an impaired loan, which included a large write-off, in addition to sales of various impaired positions.
In Wealth Management & Swiss Bank, the gross lending portfolio was CHF 201 billion on 30 September 2009, which was broadly stable compared with the previous quarter-end. The gross impaired lending portfolio decreased by CHF 298 million in third quarter 2009 to CHF 1,856 million at quarter-end.
Further information on the composition and credit quality of the Investment Bank and Wealth Management & Swiss Bank lending portfolios is provided below and on the next page.

Composition of UBS credit risk

The tables in this section provide an update as at 30 September 2009 of the composition of UBS’s credit risk exposures in its key lending portfolios in the Wealth Management & Swiss Bank and Investment Bank business divisions.

Wealth Management & Swiss Bank – lending portfolio

The table on the next page shows the composition of the lending portfolio for Wealth Management & Swiss Bank as detailed in the “Allowances and provisions for credit losses” table above, including both “Due from banks” and “Loans”.
Overall the composition of Wealth Management & Swiss Bank’s lending portfolio remained stable over the quarter.
Approximately 90% of the portfolio is secured by collateral and over half of the unsecured loan portfolio continues to be rated investment grade. Approximately 60% of unsecured loans relate to cash flow-based lending to corporate counterparties. In addition, 20% of the unsecured loans relate to lending to central or local governments.

Investment Bank – banking products

The tables on the next page show the composition of the Investment Bank’s credit exposures in its banking products portfolio based on UBS’s internal management view of credit risk.
The first table provides a bridge from the total lending portfolio (“Due from banks” and “Loans”) as detailed in the “Allowances and provisions for credit losses” table above to the total view of banking products exposure according to IFRS. The table shows the adjustments required to get from the IFRS view to the internal management view of banking products exposure. The main difference between these views relates to the treatment of cash collateral posted by UBS against negative replacement values of derivative instruments. This is reported on a gross basis for IFRS purposes, whereas for internal management purposes UBS does not treat this posting of collateral as a loan, but controls the risk profile of derivative transactions with the counterparty allowing for the collateral posted by UBS to the counterparty. The first table also provides a further breakdown to derive the net banking products exposure to corporate and non-bank counterparties after credit hedges. The second table provides a breakdown of the rating and loss given default profiles of this portfolio, with additional granularity provided on the sub-investment grade component.
The net banking products exposure after credit hedges decreased to CHF 41.7 billion at the end of the third quarter compared with CHF 47.3 billion at the end of the second quarter, mainly due to the expiration of various financing commitments, various loan repayments and foreign exchange moves. Of the net banking products exposures after the application of credit hedges, 65% are classified as investment grade. The majority of sub-investment grade exposures have a loss given default of 0–50%.
Loss given default is determined based on the likely recovery rate of any defaulted claims. Recovery rates are dependent upon the type of counterparty in addition to any credit mitigation such as whether collateral is held.

Risk and treasury management

Wealth Management & Swiss Bank: composition of lending portfolio, gross
CHF million	30.9.09		30.6.09

Secured by residential property	122,213	60.8%	121,443	59.9%

Secured by commercial / industrial property	20,156	10.0%	20,291	10.0%

Secured by securities (lombard loans)	38,824	19.3%	39,635	19.5%

Lending to banks	2,600	1.3%	3,656	1.8%

Unsecured loans	17,332	8.6%	17,863	8.8%

Total lending portfolio, gross	201,125	100.0%	202,887	100.0%

Investment Bank: derivation of net banking products exposure to corporates and other non-banks
CHF million	30.9.09	30.6.09

Total lending portfolio	139,668	144,209

Balances with central banks	12,371	7,027

Contingent claims and undrawn irrevocable credit facilities	56,878	59,959

Total banking products exposure (IFRS view)	208,917	211,194

less: internal risk adjustments[1]	(73,871)	(71,608)

less: internal risk adjustments – reclassified securities	(20,322)	(22,081)

less: internal risk adjustments – traded loans and funded risk participations	(3,462)	(2,461)

Gross banking products exposure	111,262	115,044

less: specific allowances for credit losses and loan loss provisions[2]	(1,839)	(2,310)

less: short-term deposits	(24,057)	(19,131)

Net banking products exposure	85,366	93,603

less: credit protection bought (credit default swaps)	(43,671)	(46,343)

Net banking products exposure to corporates and other non-banks, after application of credit hedges	41,695	47,260

of which: held for distribution[3]	2,973	3,912

1 Internal risk adjustments include margin accounts for ETD transactions, cash collateral posted by UBS against negative replacement values for OTC derivatives, cash / current accounts from prime brokerage (cash legs) of total CHF 73,984 million (30.6.09: CHF 71,655 million) and valuation differences caused by a different exposure treatment in Risk Control than in IFRS.  2 Does not include other allowances for credit losses for an amount of CHF 183 million (30.6.09: CHF 368 million).  3 Net of markdowns on fair value loans.

Investment Bank: distribution of net banking products exposure to corporates and other non-banks, after application of credit hedges, across UBS internal rating and loss given default (LGD) buckets
CHF million			30.9.09						30.6.09
	Moody’s			Loss given default (LGD) buckets
	Investors	Standard &						Weighted		Weighted
	Services	Poor’s						average		average
UBS internal rating	equivalent	equivalent	Exposure	0-25%	26-50%	51-75%	76-100%	LGD (%)	Exposure	LGD (%)

Investment grade	Aaa-Baa3	AAA-BBB–	27,266	10,822	10,669	3,736	2,038	36	31,013	38

Sub-investment grade			14,430	5,623	6,681	1,661	465	28	16,247	34

of which: 6	Ba1	BB+	1,229	130	794	242	63	45	1,341	44

of which: 7	Ba2	BB	2,004	1,308	435	147	114	27	2,036	31

of which: 8	Ba2	BB	1,471	248	783	388	52	36	1,454	48

of which: 9	Ba3	BB–	1,768	763	825	181	0	28	2,805	29

of which: 10	B1	B+	1,067	466	435	136	30	32	1,561	33

of which: 11	B2	B	2,301	1,180	709	353	59	22	2,249	28

of which: 12	B3	B–	1,588	1,255	198	79	56	17	1,460	16

of which: 13	Caa to C	CCC to C	327	122	180	25	0	32	342	34

of which: defaulted		D	2,675	152	2,322	110	90	28	2,999	44

Net banking products exposure to corporate and other non-banks, after application of credit hedges			41,695	16,446	17,350	5,397	2,503	33	47,260	37

Risk management and control

Update on BlackRock fund

As reported in second quarter 2008, UBS sold a portfolio of US residential mortgage backed securities (RMBSs) for proceeds of USD 15 billion to the RMBS Opportunities Master Fund, LP (the “RMBS fund”), a special purpose entity managed by BlackRock Financial Management, Inc. The RMBS fund was capitalized with approximately USD 3.75 billion in equity raised by BlackRock from third-party investors and an eight-year amortizing USD 11.25 billion senior secured loan provided by UBS. Refer to the “Sale of US real estate-related assets to BlackRock fund” sidebar in UBS’s financial report for second quarter 2008 for more information on this transaction.

The RMBS fund amortizes the loan through monthly payments based upon amounts collected in respect of the underlying assets. These collections are allocated to the payment of interest on and principal of the loan and to the holders of equity interests in the RMBS fund in accordance with the terms of the loan agreement. Allocations to equity holders may be reduced or suspended in the event of specified declines in the aggregate notional balance of the portfolio, and UBS may assume control of the underlying assets in the event of a specified further decline in the notional balance.

As at 30 September 2009, the loan had a balance outstanding of USD 7.5 billion (USD 8.1 billion at 30 June 2009), taking into account amounts held in escrow. Collections have been slower in 2009 than in 2008, primarily due to lower levels of voluntary prepayments and reductions in floating rate interest payments, in addition to the fact that the portfolio has amortized over time. The aggregate notional balance of the RMBS fund’s assets collateralizing the loan on 30 September 2009 was USD 16.9 billion. By notional balance, this portfolio was comprised primarily of Alt-A (52%), and sub-prime (32%) credit grades. In terms of priority, the portfolio was dominated by senior positions (95%).

The RMBS fund is not consolidated in UBS’s financial statements. UBS continues to monitor the RMBS fund and its performance and will reassess the consolidation status if events warrant and deterioration of the underlying RMBS mortgage pools indicates that the equity investors in the fund no longer receive the majority of the risks and rewards. UBS also continues to assess the loan to the RMBS fund to determine whether it has been impaired. Developments through third quarter 2009 have not altered UBS’s conclusion that consolidation is not required, and the loan is not considered impaired.

Market risk

Market risk is the risk of loss resulting from changes in market variables of two broad types: general market risk factors and idiosyncratic components. General market risk factors include changes in interest rates, exchange rates, equity market indices, commodity prices and general credit spreads. Idiosyncratic components are specific to individual companies and affect the values of their securities and other obligations in tradable form, as well as derivatives referenced to those companies.

Most of UBS’s market risk comes from the Investment Bank’s trading activities. Group Treasury, part of the Corporate Center, assumes foreign exchange and interest rate risk in connection with its balance sheet, profit and loss and capital management responsibilities. The wealth and asset management operations of UBS take limited market risk in support of client business.

Value at Risk – definition and limitations

Value at Risk (VaR) is a statistical measure of market risk, representing a loss greater in absolute value than market risk losses realized over a set time period at an established probability. This assumes no change in the firm’s trading positions over the relevant time period.
For a variety of reasons, the actual realized market risk loss may differ from that implied by the VaR measures of UBS. For example, the historical period used in creating the VaR measure may have fluctuations in market rates and prices that differ from those in the future; the firm’s intra-period trading may mute or accentuate the losses; and the impact on revenue of a market move may differ from those assumed by the VaR model. All VaR measures are subject to these limitations to some extent and must be interpreted accordingly. UBS continues to review the performance of its VaR implementation and will continue to enhance its VaR model in order to more accurately capture the relationships between the market risks associated with certain positions, as well as the revenue impact of large market movements for some trading positions.
As an essential complement to VaR, UBS runs macro stress scenarios bringing together various combinations of market moves to reflect the most common types of potential stress events, and more targeted stress tests for concentrated exposures and vulnerable portfolios.

Value at Risk – measures

UBS uses VaR for internal risk management purposes and also to determine its market risk regulatory capital. As detailed in UBS’s second quarter 2009 report, UBS received approval from

Risk and treasury management

the Swiss Financial Market Supervisory Authority (FINMA) to change the calibration of its management VaR from a 10-day 99% measure to a 1-day 95% measure. This change was implemented in third quarter 2009. The 1-day 95% measure more accurately reflects the way that trading risks are viewed and managed by the business, can be directly compared to daily mark-to-market revenues and is generally considered a more stable measure of market risk. UBS continues to use a 10-day 99% VaR to determine regulatory capital and a 1-day 99% measure to back-test its VaR model in accordance with Basel II and FINMA requirements. All of UBS’s VaR measures are based on five years of historical data.

Also as reported in UBS’s second quarter 2009 report, UBS received approval from FINMA to increase the scope of its regulatory VaR in third quarter 2009 to incorporate a significant proportion of UBS’s market risk exposures from credit valuation adjustments (CVA). CVA is the mark-to-market cost of protection required to hedge credit risk from counterparties in UBS’s over-the-counter derivatives portfolio. This change more accurately represents underlying risk exposures alongside their related hedges in UBS’s regulatory VaR. The same enhancement was implemented for management

VaR during third quarter 2008. Monoline CVA and related hedges were not included as part of the implementation and also remain outside the scope of management VaR. Refer to “Note 11 Fair value of financial instruments” in the financial statements of this report for more information on monoline CVA valuation and sensitivities.

Concurrently with the abovementioned changes, UBS received approval from FINMA to change its VaR methodology to an equivalent expected tail loss (ETL) measure. The ETL measure considers the overall distribution of losses in the VaR tail to determine the VaR loss at any given confidence level. The ETL measure is therefore considered to be more stable and to better predict losses around the VaR tail than a discrete measure which is based on a single observation in the VaR distribution.
The tables below show UBS’s 1-day 95% management VaR, 10-day 99% regulatory VaR and 1-day 99% backtesting VaR for UBS Group and the Investment Bank. Additional granularity has been provided in the tables showing risk types by splitting out VaR for interest rate risk and credit spread risk. Previously UBS disclosed an aggregate VaR for interest rate and credit spread risk.

UBS: Value at Risk (1-day, 95% confidence, five years of historical data)
	For the quarter ended 30.9.09						For the quarter ended 30.6.09
CHF million	Min.		Max.		Average	30.9.09	Min.		Max.		Average	30.6.09

Business divisions

Investment Bank	43		59		51	57	45		70		57	45

Wealth Management & Swiss Bank	0		0		0	0	0		0		0	0

Wealth Management Americas	2		3		2	3	2		3		2	2

Global Asset Management	0		0		0	0	0		0		0	0

Corporate Center	2		8		4	3	3		15		6	4

Diversification effect		[1]		[1]	(5)	(5)		[1]		[1]	(8)	(5)

Total management VaR[2]	44		59		52	58	46		70		57	46

Diversification effect (%)					(9)	(8)					(12)	(10)

1 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.  2 Includes all positions subject to internal management VaR limits.

Investment Bank: Value at Risk (1-day, 95% confidence, five years of historical data)
	For the quarter ended 30.9.09								For the quarter ended 30.6.09
CHF million	Min.		Max.		Average	30.9.09	Min.		Max.		Average	30.6.09

Risk type

Equities	20		36		28	30	17		25		22	21

Interest rates	16		27		22	20	24		34		28	25

Credit spreads	33		49		41	49	35		60		45	35

Foreign exchange	2		8		4	5	3		9		6	5

Energy, metals and commodities	3		5		4	4	3		4		4	4

Diversification effect		[1]		[1]	(48)	(51)		[1]		[1]	(48)	(45)

Total management VaR[2]	43		59		51	57	45		70		57	45

Diversification effect (%)					(48)	(47)					(46)	(50)

1 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.  2 Includes all positions subject to internal management VaR limits.

Risk management and control

The Investment Bank’s average management VaR (1-day, 95% confidence) decreased to CHF 51 million in third quarter 2009 from CHF 57 million in second quarter 2009. This decrease was mainly the result of continued reductions in credit spread risk. Risks in the rates, equity and foreign exchange businesses remained relatively low compared with historical levels.

The Investment Bank average regulatory VaR (10-day, 99% confidence) for the third quarter was CHF 245 million, significantly down from CHF 350 million in the prior period. The decrease was largely driven by the inclusion of CVA into regulatory VaR as noted above, in addition to the reduction in credit spread risk over the period.

The increase in period-end management and regulatory VaR compared with the end of second quarter was mainly due to the periodic update of the historical time series implemented at the end of the third quarter. Credit spread risk continues to be the dominant component of UBS’s internal management and regulatory VaR.
VaR for UBS Group as a whole followed a similar pattern to Investment Bank VaR.

UBS: Value at Risk (10-day, 99% confidence, five years of historical data)
	For the quarter ended 30.9.09						For the quarter ended 30.6.09
CHF million	Min.		Max.		Average	30.9.09	Min.		Max.		Average	30.6.09

Business divisions

Investment Bank	192		287		245	277	209		458		350	245

Wealth Management & Swiss Bank	0		1		0	0	0		1		0	0

Wealth Management Americas	19		27		23	27	15		24		20	21

Global Asset Management	1		2		1	2	0		2		1	2

Corporate Center	2		33		11	3	4		67		19	10

Diversification effect		[1]		[1]	(33)	(22)		[1]		[1]	(44)	(41)

Total regulatory VaR	190		296		247	287	206		481		346	238

Diversification effect (%)					(12)	(7)					(11)	(15)

1 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

Investment Bank: Value at Risk (10-day, 99% confidence, five years of historical data)
	For the quarter ended 30.9.09						For the quarter ended 30.6.09
CHF million	Min.		Max.		Average	30.9.09	Min.		Max.		Average	30.6.09

Risk type

Equities	55		72		65	65	57		115		81	57

Interest rates	69		115		90	103	75		144		108	98

Credit spreads	216		404		278	404	240		489		349	279

Foreign exchange	10		54		30	23	18		55		28	22

Energy, metals and commodities	13		21		17	18	15		21		17	16

Diversification effect		[1]		[1]	(235)	(336)		[1]		[1]	(233)	(227)

Total regulatory VaR	192		287		245	277	209		458		350	245

Diversification effect (%)					(49)	(55)					(40)	(48)

1 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

Risk and treasury management

Backtesting

“Backtesting” compares 1-day 99% regulatory VaR calculated on positions at the close of each business day with the revenues arising on those positions on the following business day. These “backtesting revenues” exclude non-trading revenues, such as fees and commissions, and estimated revenues from intraday trading. A “backtesting exception” occurs when backtesting revenues are negative and the absolute value of those revenues is greater than the previous day’s VaR.
UBS did not experience any backtesting exceptions in third quarter 2009 compared with two backtesting exceptions reported in the prior period.
In the first histogram below, daily backtesting revenues are shown for the 12 months ending 30 September 2009. In the second histogram, the daily backtesting revenues are compared with the corresponding VaR over the same 12-month period for days when the backtesting revenues are negative. A positive result in this histogram represents a loss less than VaR, while a negative result represents a loss greater than VaR and therefore a backtesting exception.

UBS: Value at Risk (1-day, 99% confidence, five years of historical data)[1]
		For the quarter ended 30.9.09				For the quarter ended 30.6.09
CHF million		Min.	Max.	Average	30.9.09	Min.	Max.	Average	30.6.09

Investment Bank	Regulatory VaR[2]	74	99	89	94	80	153	117	86

UBS	Regulatory VaR[2]	73	100	90	94	79	155	117	87

1 10-day 99% regulatory VaR and 1-day 99% regulatory VaR results are calculated separately from underlying positions and historical market moves. They cannot be inferred from each other. 2 Back-testing is based on 1-day 99% regulatory VaR.

Investment Bank:
backtesting revenues distribution1

1 Backtesting revenues exclude non-trading revenues, such as commissions and fees, and revenues from intraday trading.

Investment Bank:
analysis of negative backtesting revenues1

1 Backtesting revenues exclude non-trading revenues, such as commissions and fees, and revenues from intraday trading. Analysis for loss days only.

Risk management and control

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external causes, whether deliberate, accidental or natural. Operational risks are monitored and, to the extent possible, controlled and mitigated.

UBS recognizes that it cannot eliminate all operational risks and, even where possible, it may not always be cost-effective to do so.
Many potential causes of loss are identified before their probability, timing or amounts of future costs are known with certainty. IFRS require UBS to make provisions for present obligations due to past events, based on a best estimate of the liability, when it is probable that a payment will be required and where the amount can be reliably estimated, even if the amount to be paid has not yet been determined. This requires an exercise of judgment. Once UBS is able to quantify any potential operational risk with a reasonable degree of accuracy, the corresponding provision will be revised up or down.
UBS is also required to hold capital against operational risk, which is converted into a risk-weighted asset (RWA) equivalent. UBS uses a model for the quantification of operational risk which meets the regulatory capital standards specified by the Basel II Advanced Measurement Approach (AMA). The model consists of a historical component to calculate an expected loss figure, which is based on actual internal losses experienced by UBS. The model also calculates an unexpected loss component which is based on a set of generic scenarios covering the types of operational risks that UBS is exposed to. Refer to the “Capital management” section of this report for more information on the development of RWA for operational risk.

Risk concentrations

A concentration of risk exists where: (i) a position in financial instruments is affected by changes in a group of correlated factors, or a group of positions is affected by changes in the same risk factor or a group of correlated factors; and (ii) the exposure could, in the event of large but plausible adverse developments, result in significant losses.

The identification of risk concentrations requires judgment because potential future developments cannot be predicted and may vary from period to period. In determining whether a concentration of risk exists, UBS considers a number of elements, both individually and in the aggregate.

These elements include: the shared characteristics of the instruments; the size of the position or group of positions; the sensitivity of the position or group of positions to changes in risk factors; and the volatility and correlations of those factors. Also important in this assessment is the liquidity of the markets in which the instruments are traded, and the availability and effectiveness of hedges or other potential risk mitigants. The value of a hedge instrument may not always move in line with the position being hedged and this mismatch is referred to as basis risk.

If a risk concentration is identified, it is assessed to determine whether it should be reduced or mitigated, and the available means to do so are also evaluated. Identified risk concentrations are subject to increased monitoring.

Identified risk concentrations

Based on UBS’s assessment of its portfolios and asset classes with potential for material loss in a stress scenario relevant to the current environment, the firm believes that its exposures to monoline insurers as shown on the next page can be considered a risk concentration according to the abovementioned definition.

It is possible that material losses could occur on asset classes, positions and hedges other than those disclosed in this section of the report, particularly if the correlations that emerge in a stressed environment differ markedly from those anticipated by UBS. The firm is exposed to price risk, basis risk, credit spread risk and default risk, and other idiosyncratic and correlation risks on both equities and fixed income inventories. The firm also has lending, counterparty and country risk exposures that could sustain significant losses if economic conditions were to worsen. Refer to the discussion of market risk, credit risk and operational risk above for more information on the risks to which UBS is exposed.

Exposure to monoline insurers

The vast majority of UBS’s direct exposures to monoline insurers arise from over-the-counter derivative contracts, mainly credit default swaps (CDSs), purchased to hedge specific positions. The table on the next page shows the CDS protection bought from monoline insurers to hedge specific positions.
Exposure under CDS contracts to monoline insurers is calculated as the sum of the fair values of individual CDSs after credit valuation adjustments. This, in turn, depends on the valuation of the instruments against which protection has been bought. A positive fair value, or a valuation gain, on the

CDS is recognized if the fair value of the instrument the CDS is intended to hedge decreases. Changes in CVA are driven by changes in CDS fair value and also by movements in monoline credit spreads. Refer to “Note 11 Fair value of financial instruments” in the financial statements of this report for more information on CVA valuation and sensitivities.

The table below fully incorporates the trade commutations agreed to in second quarter and July 2009 with three monoline insurers which were previously reported in UBS’s financial report for the second quarter 2009. The trade commutations related primarily to US residential mortgage backed securities (RMBS) collateralized debt obligations (CDOs) that had been substantially written down on a fair value basis. Combined with the improved performance and composition of the portfolio, the fair values of the remaining assets hedged with monoline insurers increased over the period with a corresponding decrease in the fair values of the related CDSs. As at 30 September 2009, based on fair value, approximately 75% of the remaining assets were collateralized loan obligations (CLOs), 20% were CDOs comprising commercial mortgage-backed securities and other asset-

backed securities, and only 5% related to US RMBS CDOs. Over 99% of the CLO positions were rated AAA as at 30 September 2009.

The reduction in exposure to investment grade monoline insurers and increase in exposure to sub-investment grade monoline insurers during the quarter was largely attributable to the downgrade of a monoline insurer in third quarter 2009. The consequential credit spread increase, partially offset by a decrease in credit spreads for other monoline insurers slightly increased the total CVA as a proportion of the total fair value of CDS from 52% to 53%. As at 30 September 2009, the total fair value of CDS protection purchased from monoline insurers was USD 2.6 billion after cumulative CVAs of USD 3.0 billion. The change in the CVA reported in the table below does not equal the profit or loss associated with this portfolio in third quarter 2009 because a significant portion of the underlying assets are classified as loans and receivables for accounting purposes.
In addition to credit protection bought on the positions detailed in the table above, UBS held direct derivative exposure to monolines of USD 359 million after CVAs of USD 220 million.

Exposure to monoline insurers, by rating[1]
USD million	30.9.09
				Fair value of CDSs		Fair value of CDSs
				prior to credit	Credit valuation	after credit
		Fair value of		valuation	adjustment as of	valuation
	Notional amount[3]	underlying CDOs[4]		adjustment[5]	30.9.09	adjustment
	Column 1	Column 2		Column 3 (= 1-2)	Column 4	Column 5 (= 3-4)

Credit protection on US sub-prime residential mortgage-backed securities (RMBS) CDOs high grade[2]	2,374	468		1,905	1,456	449

of which: from monolines rated investment grade (BBB and above)	0	0		0	0	0

of which: from monolines rated sub-investment grade (BB and below)	2,374	468		1,905	1,456	449

Credit protection on other assets[2]	11,988	8,316	[6]	3,671	1,500	2,172

of which: from monolines rated investment grade (BBB and above)	2,367	1,803		564	114	450

of which: from monolines rated sub-investment grade (BB and below)	9,621	6,513		3,107	1,386	1,722

Total 30.9.09	14,362	8,784		5,576	2,956	2,621

Adjusted total 30.6.09 reflecting July 2009 commutations	14,331	7,766		6,566	3,390	3,175

Total 30.6.09	18,353	8,196		10,158	6,237	3,920

1 Excludes the benefit of credit protection purchased from unrelated third parties.  2 Categorization based on the lowest insurance financial strength rating assigned by external rating agencies.  3 Represents gross notional amount of credit default swaps (CDSs) purchased as credit protection.  4 CDOs = collateralized debt obligations.  5 CDSs = credit default swaps.  6 Includes USD 5.5 billion (CHF 5.7 billion) at fair value / USD 6.0 billion (CHF 6.2 billion) at carrying value of assets that were reclassified to “Loans and receivables” from “Held for trading” in fourth quarter 2008. Refer to “Note 12 Reclassification of financial assets” in the financial statements of this report for more information.

Risk management and control

Exposure to auction rate securities

UBS redeemed or completed re-sales in the secondary market of approximately USD 845 million at par value of student loan auction rate securities (ARS) in third quarter 2009.

UBS repurchased USD 284 million at par value of student loan ARS in third quarter 2009, including approximately USD 240 million of student loan ARS where UBS accelerated the repurchase from clients to facilitate redemptions with issuers or re-sales. Combined with other redemptions directly with clients and amortizations, this resulted in an overall decrease of USD 344 million to USD 8,133 million as at 30 September 2009 in UBS’s commitment to repurchase student loan ARS from clients as described below.

UBS’s inventory of student loan ARS decreased by USD 376 million to USD 10,553 million at end of third quarter as the abovementioned redemptions, re-sales and amortizations more than offset the student loan ARS repurchased from clients in the period.

The majority (approximately 69%) of the collateral underlying UBS’s inventory of student loan ARS is backed by Federal Family Education Loan Program (FFELP) collateral, which is reinsured by the US Department of Education for no less than 97% of principal and interest. All student loan ARS positions held by UBS are held as “Loans and receivables” and subject to an impairment test which includes a detailed review of the quality of the underlying collateral. UBS has incurred de minimis impairment charges on its inventory of student loan ARS in third quarter 2009. Refer to “Note 12 Reclassification of financial assets” in the financial statements of this report for the ratio of carrying value to notional value for auction rate securities that were reclassified in prior periods.

Approximately 90% of the USD 8,133 million student loan ARS that UBS has committed to purchase from clients are backed by FFELP guaranteed collateral.

Commitment to repurchase client
auction rate securities

UBS has committed to restore liquidity to certain client holdings of ARS. This commitment is in line with previously announced agreements in principle with various US state agencies and the final settlements entered into with the Massachusetts Securities Division, the US Securities and Exchange Commission and the New York State Attorney General. The table below shows the maximum repurchase amount at par value of ARS required by the regulatory settlements, which would occur over various time periods between 31 October 2008 and 2 July 2012 according to client type and security. UBS anticipates that the maximum required repurchase amount is likely to decline over time as issuers refinance their debt obligations and UBS works with issuers, industry peers and US government officials on restructuring initiatives and redemption opportunities.

Auction rate securities inventory
	Carrying value		Carrying value
USD million	as of 30.9.09		as of 30.6.09

US student loan auction rate securities	10,553		10,929

US municipal auction rate securities	1,418		1,378

US taxable auction preferred securities	1,099		1,272

US tax-exempt auction preferred securities	2,814		2,855

Total	15,884	[1]	16,434

1 Includes USD 8.1 billion (CHF 8.4 billion) at carrying value of ARS that were reclassified to “Loans and receivables” from “Held for trading” in fourth quarter 2008 and first quarter 2009. Refer to “Note 12 Reclassification of financial assets” in the financial statements of this report for more information.

Client holdings: auction rate securities
	Buy-back period
	Par value of maximum			Holdings of	Par value of maximum
	required purchase	Remaining unpurchased		institutional	required purchase
	as of 30.9.09	holdings of private clients		clients	as of 30.6.09
		31.10.08	2.1.09	30.6.10
USD million		to 4.1.11	to 4.1.11	to 2.7.12

US student loan auction rate securities	8,133	10	107	8,016	8,477

US municipal auction rate securities	435	24	208	203	510

US taxable auction preferred securities	228	39	54	135	304

US tax-exempt auction preferred securities	19	19	–	–	20

Total	8,815	92	369	8,354	9,311

Risk and treasury management

Liquidity and funding management

Liquidity and funding management

UBS defines liquidity as the ability to fund assets at acceptable costs and meet obligations as they come due.

Market liquidity overview: third quarter 2009

The outlook for the global economy remained cautious during the third quarter, though further signs of stabilization continued to emerge. In addition to improved earnings in the financial sector, the third quarter also saw a continued decline in financial institutions’ credit spreads and the continued improvement of access to public debt markets. New long-term debt issuance volumes picked up during September, particularly in senior unsecured debt and covered bonds, while there was a general slow-down in government guaranteed issuances. Investor demand for short-term bank paper remained active while tenor durations increased.

Activities by central banks and governments reflected the relative improvement in market conditions. For instance, total outstanding debt under the US Federal Reserve Term Auction Facility and its other special financing facilities reduced during third quarter reflecting lower demand for borrowing from these extraordinary liquidity facilities established during the crisis.
At the same time, in response to the cautious sentiment, primary central banks continued to hold benchmark interest rates at record lows. The global regulatory sentiment continued to show signs of convergence with the UK Financial Services Authority and the US Securities and Exchange Commission announcing plans to explore approaches to reporting and other regulatory requirements for key market participants. The Basel Committee on Banking Supervision addressed the next steps in international capital and liquidity regulation and the Swiss Federal Council approved the strategic goals of the Swiss Financial Market Supervisory Authority (FINMA) for 2010–2012 whereby the reduction of systemic risks and complexities feature prominently.

Liquidity

UBS continuously tracks its liquidity position and asset / liability profile. This involves monitoring its contractual and behavioral maturity profiles, projecting and modeling its liquidity exposures under various stress scenarios and monitoring its secured funding capacity. The results are then factored into the overall contingency plans of UBS. The underlying assumptions in the analysis encompass the characteristics that have emerged in the present market turmoil, such as continued risk aversion and dislocation in terms of money markets and market liquidity being limited to a very narrow range of asset classes. The severity of the assumptions underlying UBS’s current stress scenario analysis exceed the conditions that have thus far been experienced since the onset of the financial crisis.

UBS seeks to preserve at all times a prudent liquidity and funding profile and a balanced asset / liability profile. This has been possible throughout the current financial crisis due to the broad diversity of UBS’s funding sources, its contingency planning processes and its global scope. UBS has continued to maintain its substantial multi-currency portfolio of unencumbered high-quality short-term assets, but reduced its size during the third quarter in view of the relative improvements in overall market conditions and the considerable balance sheet and exposure reductions that UBS has implemented since the onset of the financial crisis.
Third quarter 2009 saw additional net outflows of client assets but this did not significantly impact UBS’s liquidity situation. This is because only the cash component of these outflows constitutes a direct loss of liquidity, and UBS has been able to counter such outflows with the continued reduction of balance sheet assets and access to ample funding from alternative sources within the firm’s diversified funding base.

Funding profile

UBS continues to maintain a portfolio of liabilities that is broadly diversified by market, product and currency. The vast product offerings and global scope of the firm’s business activities are the primary reasons for its funding stability to date.

UBS’s wealth management businesses continue to be valuable, cost-efficient and reliable sources of funding. These businesses contributed CHF 328 billion, or 78%, of the CHF 421 billion total customer deposits shown in the “UBS asset funding” graph on the next page. Compared with the CHF 312 billion of net loans as of 30 September 2009, customer deposits provided 135% coverage (versus 141% on 30 June 2009). In terms of secured funding (i.e. repurchase agreements and securities lent against cash collateral received) UBS borrows less cash on a collateralized basis than it lends, leading to a surplus of net securities sourced (and capable of being re-hypothecated) – shown as the CHF 130 billion cash-equivalent surplus in the “UBS asset funding” graph on the next page. Furthermore, funding is provided through numerous short-, medium- and long-term funding programs in Europe, the US and Asia, which provide specialized investments to institutional and private clients.

Liquidity and funding management

UBS asset funding

In third quarter 2009, UBS launched its first covered bonds under its newly established covered bond program. The 3% five-year EUR 2 billion bonds are covered by a pool of prime, CHF-denominated Swiss residential mortgages originated and serviced by UBS AG through its branch network in Switzerland. This offering represented the first of its kind for a Swiss bank and allowed UBS to expand its investor base to include international covered bond investors.

In the third quarter, UBS raised the equivalent of around CHF 3.9 billion of public unsecured long-term debt, while the equivalent of around CHF 1.8 billion of such debt matured during the quarter. As part of its diversified funding strategy, UBS accessed more than CHF 1 billion of additional new medium- to long-term funds during the third quarter via the Mortgage Bond Bank of the Swiss Mortgage Institutions by pledging high-quality Swiss residential mortgages. At the same time, UBS continued to raise medium- and long-

term funding globally through private placements of debt. UBS’s long-term debt (including financial liabilities at fair value) stood at CHF 192 billion at 30 September 2009, up by CHF 3 billion from CHF 189 billion at 30 June 2009, despite a CHF 6 billion decrease stemming from the reclassification of long-term debt to shareholders’ equity due to the conversion in August 2009 of the MCNs issued in December 2008.

At the end of third quarter 2009, the overall composition of UBS’s funding sources, illustrated in the pie-chart graphs at the bottom of this page, was broadly similar to the prior quarter-end, with a slight shift away from short-term money market paper and inter-bank debt towards more long-term debt, demand and savings deposits. These sources amount to CHF 850 billion on the balance sheet and are comprising repurchase agreements, securities lending against cash collateral received, due from banks, money market paper issued, due to customers and long-term debt (including financial liabilities at fair value). Customer time and demand deposits accounted for 31% and savings deposits for 13% of UBS’s funding sources, and both grew by 1% compared with the prior quarter-end. The proportion of UBS’s funding from long-term debt (including financial liabilities designated at fair value) was up 2% to a total of 23%, at the end of the third quarter partly reflecting UBS’s abovementioned debt issuances. The proportion of funding through money market paper issuance dropped to 8% from 9% during the third quarter. Compared with the prior quarter-end, the proportion of funding from fiduciary deposits declined by 1% to 5%, while the relative share of short-term inter-bank borrowing dropped 2% to stand at 10%. During the third quarter, UBS decreased its secured funding, resulting in its proportion declining slightly by 1% to reach 10% (primarily through repurchase agreements and to a lesser extent through cash collateral received for securities lent).

UBS: funding by product type

UBS: funding by currency

Risk and treasury management

Capital management

Capital management

Regulatory developments

In addition to the Basel II capital framework enhancements and the revisions to the Basel II market risk framework issued by the Basel Committee on Banking Supervision in July 2009 (refer to the “Capital management” section of UBS’s financial report for second quarter 2009 for more information), the Group of Central Bank Governors, Heads of Supervision and the oversight body of the Basel Committee on Banking Supervision, met in September 2009 to review a comprehensive set of measures to strengthen the regulation, supervision and risk management of the banking sector. They reached agreements on different key measures, which are designed to strengthen the regulation of the banking sector, of which the following three are especially related to capital components: (i) raise the quality, consistency and transparency of the tier 1 capital base through the following measures: the predominant form of tier 1 capital must be common shares and retained earnings; deductions and prudential filters will be harmonized internationally and generally applied at the level of common equity; and all components of the capital base will be fully disclosed; (ii) introduce a leverage ratio as a supplementary measure to the Basel II risk-based framework with a view to migrating to a Pillar I treatment based on appropriate review and calibration; and (iii) introduce a framework for countercyclical capital buffers above the minimum requirement.

The Basel Committee on Banking Supervision will also assess the need for a capital surcharge to mitigate the risk of systemically important banks. It is expected that by year end 2009, it will issue concrete proposals on these measures and carry out an impact assessment at the beginning of 2010, with calibration of the new requirements to be completed by the end of 2010.

Capital ratios

On 30 September 2009, UBS’s BIS tier 1 capital ratio stood at 15.0% and its BIS total capital ratio was 19.4%, up from 13.2% and 17.7%, respectively, on 30 June 2009. During the third quarter, the CHF 37.2 billion decrease in risk-weighted assets (RWA) to CHF 210.8 billion outweighed the BIS tier 1 capital decrease of CHF 1.0 billion to CHF 31.6 billion (refer to the discussion on “Capital adequacy” and “Eligible capital” in this section for more information).

Risk-weighted assets

To facilitate comparability, UBS determines published RWA according to the Basel II Capital Accord (BIS guidelines). However, the RWA used by UBS for regulatory purposes is based on regulations by the Swiss Financial Market Supervisory Authority (FINMA), which leads to higher RWA.

Total RWA decreased to CHF 210.8 billion on 30 September 2009 from CHF 248.0 billion on 30 June 2009. The changes for each component for third quarter 2009 are as follows:

Credit risk

RWA for credit risk dropped to CHF 142.3 billion on 30 September 2009 from CHF 172.0 billion on 30 June 2009. The reduction was primarily related to reduced derivatives expo-

Capital adequacy
CHF million, except where indicated	30.9.09	30.6.09	31.12.08

BIS tier 1 capital	31,583	32,640	33,154

of which: hybrid tier 1 capital	7,357	7,540	7,393

BIS total capital	40,887	43,871	45,367

BIS tier 1 capital ratio (%)	15.0	13.2	11.0

BIS total capital ratio (%)	19.4	17.7	15.0

BIS risk-weighted assets	210,763	247,976	302,273

of which: credit risk[1]	142,277	172,038	222,563

of which: non-counterparty related risk	7,229	7,622	7,411

of which: market risk	16,258	22,327	27,614

of which: operational risk	44,999	45,989	44,685

1 Includes securitization exposures and equity exposures not part of the trading book and capital requirements for settlement risk (failed trades).

Capital management

sures of CHF 11.0 billion and lower RWA on the loan book of CHF 9.0 billion, including the RWA reduction of CHF 2.0 billion stemming from the closing of the UBS Pactual sale. Further, due to the downgrading of certain student loan auction rate securities below the rating BB–, which triggered a full deduction of these exposures from capital, the securitization RWAs were reduced by CHF 7.0 billion. Refer to the “Risk management and control” section of this report for more information about credit risk.

Non-counterparty-related assets

In the third quarter, RWA for non-counterparty-related assets slightly decreased to CHF 7.2 billion from CHF 7.6 billion.

Market risk

RWA for market risk decreased in the third quarter by CHF 6.1 billion to CHF 16.3 billion on 30 September 2009, mainly due to the inclusion of credit valuation adjustments into regulatory VaR in addition to reduced risk positions in the trading book. Refer to the “Risk management and control” section of this report for more information about market risk.

Operational risk

RWA for operational risk decreased to CHF 45.0 billion on 30 September 2009 from CHF 46.0 billion on 30 June 2009. This was mainly due to less frequent operational risk events experienced in the third quarter. Refer to the “Risk management and control” section of this report for more information about operational risk.

Eligible capital

In order to determine eligible BIS tier 1 and BIS total capital, specific adjustments must be made to equity attributable to UBS shareholders as defined by International Financial Reporting Standards (IFRS) and as shown on UBS’s balance sheet. The most notable adjustments are the deductions for goodwill, intangible assets, investments in unconsolidated entities engaged in banking and financial activities and own credit effects on liabilities designated at fair value. There is no difference in eligible capital between the BIS guidelines and FINMA regulations.

BIS tier 1 capital

BIS tier 1 capital amounted to CHF 31.6 billion on 30 September 2009, down from CHF 32.6 billion on 30 June 2009. The decrease in BIS tier 1 capital of CHF 1.0 billion is attributable to the CHF 0.6 billion third quarter loss recognized under IFRS, a CHF 1.4 billion capital impact of the MCNs coupon consideration paid by UBS, a higher tier 1 deduction of CHF 0.8 billion mainly related to the downgrading of certain student loan ARS, and CHF 0.6 billion from other effects, including foreign exchange movements against the Swiss franc and own shares related positions. These negative impacts were partly offset by an adjustment for capital purposes of CHF 1.7 billion (for losses on own credit and the revaluation of the MCNs that were converted in August 2009) and the remaining positive effects of CHF 0.7 billion in third quarter 2009 from the sale of UBS Pactual.

Capital components
CHF million	30.9.09	30.6.09	31.12.08

BIS tier 1 capital prior to deductions	46,093	47,514	48,758

of which: paid-in share capital	356	323	293

of which: share premium, retained earnings, currency translation differences and other elements	38,379	39,651	41,072

of which: non-innovative capital instruments	1,820	1,843	1,810

of which: innovative capital instruments	5,537	5,697	5,583

Less: treasury shares / deduction for own shares [1,2]	(1,324)	(1,179)	(1,488)

Less: goodwill & intangible assets	(11,020)	(12,365)	(12,950)

Less: other deduction items[3]	(2,166)	(1,329)	(1,167)

BIS tier 1 capital	31,583	32,640	33,154

Upper tier 2 capital	175	881	1,090

Lower tier 2 capital	11,295	11,679	12,290

Less: other deduction items[3]	(2,166)	(1,329)	(1,167)

BIS total capital	40,887	43,871	45,367

1 Consists of: i) net long position in own shares held for trading purposes; ii) own shares bought for cancellation (second trading line) and for unvested or upcoming share awards; iii) other treasury share positions net of delta-weighted obligations out of employee stock options granted prior to August 2006.  2 Netting of own shares with share-based payment obligations is subject to a grandfathering agreement with the Swiss Financial Market Supervisory Authority (FINMA).  3 Positions to be deducted as 50% from tier 1 and 50% from total capital mainly consist of: net long position of non-consolidated participations in the finance sector; expected loss less provisions (if positive, for AIRB); expected loss for equities (simple risk weight method); first loss positions from securitization exposures.

Risk and treasury management

BIS tier 2 capital

UBS accounts for CHF 0.2 billion of additional upper BIS tier 2 capital, mainly from general provisions in excess of expected losses. Lower BIS tier 2 capital consists of subordinated long-term debt issued in various currencies and with different maturities. In the third quarter, lower BIS tier 2 capital decreased CHF 0.4 billion to CHF 11.3 billion on 30 September 2009, predominantly due to foreign exchange movements against the Swiss franc. Other deduction items grew by CHF 0.8 billion mainly related to the downgrading of certain student loan ARS positions during the third quarter.

FINMA leverage ratio

FINMA requires a minimum leverage ratio of 3% on the Group level and expects that, in normal times, the ratio will be well above this. The FINMA leverage ratio will be progressively implemented until it is fully applicable on 1 January 2013.

On 30 September 2009, UBS’s Group FINMA leverage ratio improved to 3.51%, compared with the 30 June 2009 ratio of 3.46%. During the third quarter, average total assets prior to deductions decreased by CHF 131.1 billion, or 7.8%, to CHF 1,558.3 billion as a result of UBS’s continued efforts to reduce its balance sheet size. The reduction in average total adjusted assets was less pronounced, falling 4.7% to CHF 899.0 billion, but it nevertheless compensated for the 3.2% decrease in BIS tier 1 capital (as discussed earlier within this section).

The table below shows the calculation of the UBS Group FINMA leverage ratio as of 30 September 2009.

Equity attribution

UBS’s equity attribution framework aims to reflect the firm’s overarching objectives of maintaining a strong capital base and guiding each business towards activities with the best balance between profit potential, risk and capital usage. The design of the framework enables UBS to calculate and assess return on attributed equity (RoaE) in each of its businesses divisions and integrates Group-wide capital management activities with those at business division level.

In third quarter 2009, the average attributed equity for Wealth Management & Swiss Bank and Wealth Management Americas was unchanged from average second quarter 2009 levels. The average equity attributed to the Investment Bank decreased by CHF 1 billion, reflecting the reduction of risk exposures. The average equity attributed to Global Asset Management decreased by CHF 0.5 billion due to the impact of the sale of UBS Pactual.
The “Average excess total equity” table on the next page shows that a total of CHF 44.5 billion of average equity was attributed to UBS’s business divisions in third quarter 2009. Equity attributable to UBS shareholders averaged CHF 36.5 billion during this period, which resulted in a deficit of CHF 8.0 billion in the Corporate Center.
Including equity attributable to minority interests (which primarily consists of tier 1 capital instruments issued by UBS),

FINMA leverage ratio calculation
CHF billion, except where indicated	Average 3Q09	Average 2Q09	Average 4Q08

Total assets (IFRS) prior to deductions[1]	1,558.3	1,689.4	2,211.7

Less: netting of replacement values[2]	(456.4)	(542.5)	(653.5)

Less: loans to Swiss clients (excluding banks)[3]	(161.6)	(162.2)	(165.5)

Less: cash and balances with central banks	(27.8)	(27.7)	(26.0)

Less: other[4]	(13.4)	(13.3)	(14.6)

Total adjusted assets	899.0	943.6	1,352.1

BIS tier 1 capital (at quarter end)	31.6	32.6	33.2

FINMA consolidated leverage ratio (%)	3.51	3.46	2.45

1 Total assets are calculated as the average of the month-end values for the three months in the calculation period.  2 Netting follows Swiss GAAP rules instead of IFRS (including netting of cash collateral).  3 Includes mortgage loans to international clients for properties located in Switzerland.  4 Refer to the “Capital components” table for more information on deductions of assets from BIS tier 1 capital.

Average attributed equity
CHF billion	3Q09	2Q09	4Q08

Wealth Management & Swiss Bank	9.0	9.0	9.0

Wealth Management Americas	9.0	9.0	9.0

Global Asset Management	2.5	3.0	3.0

Investment Bank	24.0	25.0	26.0

Corporate Center	(8.0)	(13.6)	(7.5)

Average equity attributable to UBS shareholders	36.5	32.4	39.5

Capital management

UBS total equity would roughly equal the average equity attributed to the business divisions, as shown in the table below.

Average excess total equity
CHF billion	3Q09

Average equity attributable to UBS shareholders	36.5

Average equity attributable to minority interests	7.9

Pro forma average total equity	44.4

Average equity attributed to business divisions	44.5

Average excess total equity	(0.1)

The Corporate Center continues to transfer interest income earned from managing UBS’s consolidated capital back to each business division. Refer to the respective sections of this report for further information regarding the impact of interest income on the operating income of the business divisions. RoaE for the individual business divisions is disclosed in the respective business division sections of this report.

UBS share count

Total UBS shares issued on 30 September 2009 were 3,558,104,265 up from 3,225,849,284 shares as of 30 June 2009. The increase was mainly due to the issuance of 332,225,913 shares to the Swiss Confederation upon the conversion of the CHF 6 billion MCNs issued in December 2008. The shares were created out of the conditional capital approved at the 27 November 2008 extraordinary general meeting.

The remaining MCNs issued in March 2008 will expire on 5 March 2010. The conversion of these MCNs with a face value of CHF 13 billion is expected to lead to the issuance of 272,651,005 shares from conditional capital (refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the financial statements of this report and to the “Shares and capital instruments” section of UBS’s restated annual report for 2008 for more information). A further 150,038,581 new shares, to be issued out of conditional capital, were available on 30 September 2009 to settle employee options at exercise. The share capital may also be increased by a maximum of CHF 10 million and the number of issued shares by a maximum of 100 million by using conditional capital created in connection with UBS’s transaction with the Swiss National Bank. Finally, the Board of Directors is authorized until 27 February 2010 to increase the share capital by a maximum of CHF 500,124.60 through the issuance of a maximum of 5,001,246 shares.

Treasury shares

UBS shares are held primarily to hedge employee share and option participation plans. A smaller number are held by the Investment Bank in its capacity as a market-maker in UBS shares and related derivatives. The total number of UBS shares held as treasury shares on 30 September 2009 was 37,167,166, a reduction of 7,824,908 shares from 30 June 2009. The decrease reflects a reduction of shares held as hedges against delivery obligations from employee participation plans, as well as changes in the holding of shares by the Investment Bank.

Risk and treasury management

UBS registered shares

UBS registered shares

UBS share price chart vs DJ Banks Titans Index

UBS shares and market capitalization
	As of			% change from
	30.9.09	30.6.09	30.9.08	30.6.09	30.9.08

Share price (CHF)	18.97	13.29	18.46	43	3

Market capitalization (CHF million)[1]	67,497	42,872	54,135	57	25

1 Market capitalization is calculated based on the total UBS ordinary shares issued times the UBS share price at period end. The total UBS ordinary shares issued do not reflect the 272.7 million UBS shares to be issued through the conversion of mandatory convertible notes placed with two investors in March 2008. In addition, the total UBS ordinary shares as of 30 June 2009 do not reflect the 332.2 million shares issued through the conversion of mandatory convertible notes issued in December 2008 and converted in August 2009. Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the financial statements of this report for more information.

UBS ordinary shares are registered shares with a par value of CHF 0.10 per share. They are issued in the form of Global Registered Shares (GRS). A Global Registered Share is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. The shares are currently listed on the SIX Swiss Exchange, the New York Stock Exchange and the Tokyo Stock Exchange.

Ticker symbols

Trading exchange	Bloomberg	Reuters

SIX Swiss Exchange	UBSN VX	UBSN.VX

New York Stock Exchange	UBS US	UBS.N

Tokyo Stock Exchange	8657 JP	8657.T

Security identification codes

ISIN		CH0024899483

Valoren		2.489.948

Cusip		CINS H89231 33 8

Financial information

(unaudited)

Financial statements

Financial statements

Income statement
		For the quarter ended			% change from		Year-to-date
CHF million, except per share data	Note	30.9.09	30.6.09	30.9.08	2Q09	3Q08	30.9.09	30.9.08

Continuing operations

Interest income	3	5,100	6,035	16,393	(15)	(69)	18,780	54,146

Interest expense	3	(3,445)	(4,892)	(14,971)	(30)	(77)	(14,084)	(49,809)

Net interest income	3	1,654	1,143	1,422	45	16	4,696	4,337

Credit loss (expense) / recovery		(226)	(388)	(357)	(42)	(37)	(1,749)	(686)

Net interest income after credit loss expense		1,428	755	1,065	89	34	2,947	3,651

Net fee and commission income	4	4,530	4,502	5,709	1	(21)	13,274	18,145

Net trading income	3	148	220	(1,513)	(33)		(262)	(16,689)

Other income	5	(340)	292	283			547	386

Total operating income		5,766	5,770	5,543	0	4	16,506	5,493

Personnel expenses	6	4,678	4,578	3,997	2	17	13,220	13,884

General and administrative expenses	7	1,367	1,699	1,702	(20)	(20)	4,702	6,775

Depreciation of property and equipment		231	284	288	(19)	(20)	768	846

Impairment of goodwill		0	492	0	(100)		1,123	341

Amortization of intangible assets		84	39	50	115	68	168	148

Total operating expenses		6,359	7,093	6,036	(10)	5	19,980	21,993

Operating profit from continuing operations before tax		(593)	(1,323)	(493)	55	(20)	(3,474)	(16,500)

Tax expense		(49)	(208)	(913)	76	95	37	(5,039)

Net profit from continuing operations		(544)	(1,115)	420	51		(3,511)	(11,462)

Discontinued operations

Profit from discontinued operations before tax		0	7	0	(100)		17	179

Tax expense		0	0	0			0	1

Net profit from discontinued operations		0	7	0	(100)		17	178

Net profit		(544)	(1,108)	420	51		(3,493)	(11,283)

Net profit attributable to minority interests		21	294	137	(93)	(85)	448	445

from continuing operations		21	290	136	(93)	(85)	439	398

from discontinued operations		0	4	1	(100)	(100)	9	48

Net profit attributable to UBS shareholders		(564)	(1,402)	283	60		(3,941)	(11,729)

from continuing operations		(564)	(1,405)	284	60		(3,949)	(11,859)

from discontinued operations		0	3	(1)	(100)	100	8	131

Earnings per share (CHF)

Basic earnings per share	8	(0.15)	(0.39)	0.09	62		(1.09)	(4.41)

from continuing operations		(0.15)	(0.40)	0.09	63		(1.09)	(4.46)

from discontinued operations		0.00	0.00	0.00			0.00	0.05

Diluted earnings per share	8	(0.15)	(0.39)	0.09	62		(1.09)	(4.42)

from continuing operations		(0.15)	(0.40)	0.09	63		(1.09)	(4.47)

from discontinued operations		0.00	0.00	0.00			0.00	0.05

Financial information

Statement of comprehensive income
	For the quarter ended			Year-to-date
CHF million	30.9.09	30.6.09	30.9.08	30.9.09	30.9.08

Net profit	(544)	(1,108)	420	(3,493)	(11,283)

Other comprehensive income

Foreign currency translation

Foreign currency translation movements, before tax	(771)	(26)	480	63	(2,302)

Foreign exchange amounts reclassified to the income statement from equity	90	(300)	(13)	(242)	137

Income tax relating to foreign currency translation movements			65	13	206

Subtotal foreign currency translation movements, net of tax	(681)	(326)	532	(166)	(1,959)

Financial investments available-for-sale

Net unrealized gains / (losses) on financial investments available-for-sale, before tax	(50)	209	(185)	122	(491)

Impairment charges reclassified to the income statement from equity	9	15	14	68	22

Realized gains reclassified to the income statement from equity	(5)	(118)	(95)	(143)	(176)

Realized losses reclassified to the income statement from equity	0	0	1	0	6

Income tax relating to net unrealized gains / (losses) on financial instruments available-for-sale	(12)	(25)	65	(38)	153

Subtotal net unrealized gains / (losses) on financial instruments available-for-sale, net of tax	(58)	81	(200)	9	(486)

Cash flow hedges

Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	409	(550)	46	346	116

Net unrealized (gains) / losses reclassified to the income statement from equity	(354)	(132)	(61)	(562)	(105)

Income tax effects relating to cash flow hedges	(10)	248	27	156	(4)

Subtotal changes in fair value of derivative instruments designated as cash flow hedges	45	(434)	12	(60)	7

Total other comprehensive income	(694)	(679)	344	(217)	(2,438)

Total comprehensive income	(1,238)	(1,786)	764	(3,710)	(13,722)

Total comprehensive income attributable to minority interests	(270)	253	436	419	239

Total comprehensive income attributable to UBS shareholders	(968)	(2,039)	328	(4,129)	(13,961)

Financial statements

Balance sheet
	As of			% change from
CHF million	30.9.09	30.6.09	31.12.08	31.12.08

Assets

Cash and balances with central banks	27,040	37,668	32,744	(17)

Due from banks	47,657	49,882	64,451	(26)

Cash collateral on securities borrowed	68,316	99,546	122,897	(44)

Reverse repurchase agreements	147,902	203,366	224,648	(34)

Trading portfolio assets	210,968	231,694	271,838	(22)

Trading portfolio assets pledged as collateral	50,294	53,910	40,216	25

Positive replacement values	501,333	542,541	854,100	(41)

Financial assets designated at fair value	10,989	12,073	12,882	(15)

Loans	311,890	315,837	340,308	(8)

Financial investments available-for-sale	58,954	5,429	5,248

Accrued income and prepaid expenses	5,809	6,455	6,141	(5)

Investments in associates	871	877	892	(2)

Property and equipment	6,272	6,560	6,706	(6)

Goodwill and intangible assets	11,066	11,602	12,935	(14)

Deferred tax assets	8,737	8,764	8,880	(2)

Assets of disposal groups held for sale	59	5,723

Other assets	7,896	7,946	9,931	(20)

Total assets	1,476,053	1,599,873	2,014,815	(27)

Liabilities

Due to banks	85,548	108,746	125,628	(32)

Cash collateral on securities lent	7,519	10,868	14,063	(47)

Repurchase agreements	78,457	97,916	102,561	(24)

Trading portfolio liabilities	53,496	52,833	62,431	(14)

Negative replacement values	487,265	523,589	851,864	(43)

Financial liabilities designated at fair value	112,901	104,841	101,546	11

Due to customers	420,532	446,116	474,774	(11)

Accrued expenses and deferred income	8,928	8,475	10,196	(12)

Debt issued	145,293	170,552	197,254	(26)

Liabilities associated with disposal groups held for sale	8	3,431

Other liabilities	28,849	30,951	33,965	(15)

Total liabilities	1,428,797	1,558,317	1,974,282	(28)

Equity

Share capital	356	323	293	22

Share premium	34,228	27,549	25,250	36

Net income recognized directly in equity, net of tax	(4,523)	(4,120)	(4,335)	(4)

Revaluation reserve from step acquisitions, net of tax	38	38	38	0

Retained earnings	10,546	11,111	14,487	(27)

Equity classified as obligation to purchase own shares	(50)	(56)	(46)	(9)

Treasury shares	(1,059)	(1,299)	(3,156)	66

Equity attributable to UBS shareholders	39,536	33,545	32,531	22

Equity attributable to minority interests	7,720	8,011	8,002	(4)

Total equity	47,256	41,556	40,533	17

Total liabilities and equity	1,476,053	1,599,873	2,014,815	(27)

Financial information

Statement of changes in equity
				Equity classified
				as obligation
				to purchase		Foreign currency
CHF million	Share capital	Share premium	Treasury shares	own shares	Retained earnings	translation

Balance at 31 December 2008	293	25,250	(3,156)	(46)	14,487	(6,309)

Issuance of share capital	63

Acquisition of treasury shares			(433)

Disposition of treasury shares			2,530

Net premium / (discount) on treasury share and own equity derivative activity		(1,284)

Premium on shares issued and warrants exercised		10,460

Employee share and share option plans		(118)

Tax benefits from deferred compensation awards		6

Transaction costs related to share issuances, net of tax		(86)

Dividends[1]

Equity classified as obligation to purchase own shares – movements				(4)

Preferred securities

New consolidations and other increases

Deconsolidations and other decreases

Total comprehensive income for the year recognized in equity					(3,941)	(127)

Balance at 30 September 2009	356	34,228	(1,059)	(50)	10,546	(6,436)

	Financial		Revaluation	Total equity
	investments		reserve from	attributable to
CHF million	available-for-sale	Cash flow hedges	step acquisitions	UBS shareholders	Minority interests	Total equity

Balance at 31 December 2008	347	1,627	38	32,531	8,002	40,533

Issuance of share capital				63		63

Acquisition of treasury shares				(433)		(433)

Disposition of treasury shares				2,530		2,530

Net premium / (discount) on treasury share and own equity derivative activity				(1,284)		(1,284)

Premium on shares issued and warrants exercised				10,460		10,460

Employee share and share option plans				(118)		(118)

Tax benefits from deferred compensation awards				6		6

Transaction costs related to share issuances, net of tax				(86)		(86)

Dividends[1]				0	(686)	(686)

Equity classified as obligation to purchase own shares – movements				(4)		(4)

Preferred securities				0	(7)	(7)

New consolidations and other increases				0	1	1

Deconsolidations and other decreases				0	(9)	(9)

Total comprehensive income for the year recognized in equity	(1)	(60)		(4,129)	419	(3,710)

Balance at 30 September 2009	346	1,567	38	39,536	7,720	47,256

1 Includes dividend payment obligations for preferred securities.

Financial statements

Statement of changes in equity (continued)
				Equity classified
				as obligation
				to purchase		Foreign currency
CHF million	Share capital	Share premium	Treasury shares	own shares	Retained earnings	translation

Balance at 31 December 2007	207	12,433	(10,363)	(74)	35,795	(2,600)

Issuance of share capital	86

Acquisition of treasury shares			(343)

Disposition of treasury shares			5,425

Net premium / (discount) on treasury share and own equity derivative activity		(2,547)

Premium on shares issued and warrants exercised		22,955

Employee share and share option plans		(1,588)

Tax benefits from deferred compensation awards		(36)

Transaction costs related to share issuances, net of tax		(408)

Dividends					(16)

Equity classified as obligation to purchase own shares – movements				(23)

Preferred securities

New consolidations and other increases

Deconsolidations and other decreases

Total comprehensive income for the year recognized in equity					(11,729)	(1,783)

Balance at 30 September 2008	293	30,809	(5,281)	(97)	24,050	(4,383)

	Financial		Revaluation	Total equity
	investments		reserve from	attributable to
CHF million	available-for-sale	Cash flow hedges	step acquisitions	UBS shareholders	Minority interests	Total equity

Balance at 31 December 2007	1,471	(32)	38	36,875	6,951	43,826

Issuance of share capital				86		86

Acquisition of treasury shares				(343)		(343)

Disposition of treasury shares				5,425		5,425

Net premium / (discount) on treasury share and own equity derivative activity				(2,547)		(2,547)

Premium on shares issued and warrants exercised				22,955		22,955

Employee share and share option plans				(1,588)		(1,588)

Tax benefits from deferred compensation awards				(36)		(36)

Transaction costs related to share issuances, net of tax				(408)		(408)

Dividends				(16)	(263)	(279)

Equity classified as obligation to purchase own shares – movements				(23)		(23)

Preferred securities				0	1,618	1,618

New consolidations and other increases				0	25	25

Deconsolidations and other decreases				0	(122)	(122)

Total comprehensive income for the year recognized in equity	(456)	7		(13,961)	239	(13,722)

Balance at 30 September 2008	1,015	(25)	38	46,419	8,448	54,867

Preferred securities[1]
	For the nine-month period ended
CHF million	30.9.09	30.9.08

Balance at the beginning of the period	7,381	6,381

Issuances	0	1,618

Redemptions	(7)	0

Foreign currency translation	(26)	(191)

Balance at the end of the period	7,348	7,808

1 Represents equity attributable to minority interests. Dividend payment obligations are excluded from this table.

Financial information

Statement of cash flows
	For the nine-month period ended
CHF million	30.9.09	30.9.08

Cash flow from / (used in) operating activities

Net profit	(3,493)	(11,283)

Adjustments to reconcile net profit to cash flow from / (used in) operating activities

Non-cash items included in net profit and other adjustments:

Depreciation of property and equipment	768	846

Impairment of goodwill / amortization of intangible assets	1,291	489

Credit loss expense / (recovery)	1,749	686

Share of net profits of associates	(31)	(21)

Deferred tax expense / (benefit)	(447)	(5,278)

Net loss / (gain) from investing activities	417	(555)

Net loss / (gain) from financing activities	7,585	(31,415)

Net (increase) / decrease in operating assets:

Net due from / to banks	(39,145)	(8,312)

Reverse repurchase agreements and cash collateral on securities borrowed	126,800	112,027

Trading portfolio, net replacement values and financial assets designated at fair value	14,204	237,501

Loans / due to customers	(27,660)	(132,835)

Accrued income, prepaid expenses and other assets	1,668	1,390

Net increase / (decrease) in operating liabilities:

Repurchase agreements, cash collateral on securities lent	(27,545)	(116,743)

Accrued expenses and other liabilities	(5,851)	(17,032)

Income taxes paid	(460)	(809)

Net cash flow from / (used in) operating activities	49,851	28,656

Cash flow from / (used in) investing activities

Investments in subsidiaries and associates	(29)	(1,312)

Disposal of subsidiaries and associates	225	1,510

Purchase of property and equipment	(526)	(974)

Disposal of property and equipment	95	58

Net (investment in) / divestment of financial investments available-for-sale	(5,019)	43

Net cash flow from / (used in) investing activities	(5,253)	(675)

Cash flow from / (used in) financing activities

Net money market paper issued / (repaid)	(45,019)	(41,699)

Net movements in treasury shares and own equity derivative activity	334	1,064

Capital issuance	3,726	26,380

Issuance of long-term debt, including financial liabilities designated at fair value	61,568	78,698

Repayment of long-term debt, including financial liabilities designated at fair value	(59,165)	(81,000)

Increase in minority interests	2	1,674

Dividends paid to / decrease in minority interests	(21)	(416)

Net cash flow from / (used in) financing activities	(38,574)	(15,299)

Effects of exchange rate differences	3,837	(13,935)

Net increase / (decrease) in cash and cash equivalents	9,860	(1,253)

Cash and cash equivalents at the beginning of the period	179,693	149,105

Cash and cash equivalents at the end of the period	189,554	147,852

Cash and cash equivalents comprise:

Cash and balances with central banks	27,040	16,239

Money market paper[1]	117,983	66,720

Due from banks with original maturity of less than three months	44,531	64,893

Total	189,554	147,852

1 Money market paper is included in the balance sheet under “Trading portfolio assets”, “Trading portfolio assets pledged as collateral” and “Financial investments available-for-sale”.

Cash paid as interest was CHF 14,668 million and CHF 50,041 million during the first nine months of 2009 and 2008, respectively.

Notes to the financial statements

Notes to the financial statements

Note 1 Basis of accounting

UBS AG’s (“UBS”) consolidated financial statements (financial statements) are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and stated in Swiss francs (CHF). These financial statements are presented in accordance with IAS 34 Interim Financial Reporting.

In preparing the interim financial statements, the same accounting principles and methods of computation are applied as in the financial statements on 31 December 2008 and for the year then ended except for the changes set out below and in Note 1 of UBS’s first and second quarter report. For fair value measurements and changes in valuation techniques, UBS provides complementary information in “Note 11 Fair value of financial instruments” in the financial statements of this report.
The interim financial statements are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been made. These interim financial statements should be read in conjunction with the audited financial statements included in UBS’s restated annual report for 2008.

IAS 1 (revised) Presentation of Financial Statements

Effective as of 1 January 2009, the revised International Accounting Standard (IAS) 1 affects the presentation of both owner changes in equity and comprehensive income. UBS continues to present owner changes in equity in the “Statement of changes in equity”, but detailed information relating to non-owner changes in equity, such as foreign exchange translation, cash flow hedges and financial investments available-for-sale, is now presented in the “Statement of comprehensive income”.

When implementing these amendments, UBS also adjusted the format of its “Statement of changes in equity” and replaced the “Statement of recognized income and expense” with a “Statement of comprehensive income”. Preferred securities issued by consolidated trusts are reported as “Equity attributable to minority interests”, as they are equity instruments held by third parties. As securities issued by consolidated trusts comprise the largest part of UBS’s equity attributable to minority interests, UBS discloses movement information in a separate table.

IAS 1 (revised) Presentation of Financial Statements,
and IAS 32 (revised) Financial Instruments: Presentation

The IASB issued a further amendment to IAS 1 and an amendment to IAS 32 regarding puttable financial instruments and obligations arising on liquidation. The IAS 32 amendment clarifies under which circumstances puttable financial instruments and obligations arising on liquidation have to be treated as equity instruments.

The amendment is limited in scope and is restricted to the accounting for such instruments under IAS 1, IAS 32, IAS 39 and IFRS 7. The amendment to IAS 1 requires additional information about puttable financial instruments and obligations arising on liquidations which have to be treated as equity instruments. UBS adopted the amendments on 1 January 2009. The adoption of the amendments did not have a significant impact on UBS’s financial statements.

IFRS 7 (revised) Financial Instruments: Disclosures

This standard was revised in March 2009 when the International Accounting Standards Board (IASB) published the amendment “Improving Disclosures about Financial Instruments”. Effective as of 1 January 2009, the amendment requires enhanced disclosures about fair value measurements and liquidity risk.

The enhanced fair value measurement disclosure requirements include: a fair value hierarchy (i.e. categorization of all financial instruments into levels 1, 2 and 3 based on the relevant definitions); significant transfers between level 1 and level 2; reconciliation of level 3 instruments at the beginning of the period to the ending balance (level 3 movement table); level 3 profit or loss for positions still held at balance sheet date; and sensitivity information for the total position of level 3 instruments and the basis for the calculation of such information. Refer to “Note 11 Fair value of financial instruments” in the financial statements of this report for the most relevant disclosures about fair value measurements.
The amended liquidity risk disclosure requirements largely confirm the previous rules for providing maturity information for non-derivative financial liabilities, but amend the rules for providing maturity information for derivative financial liabilities. UBS presents maturity analysis information for financial liabilities in its annual reports.

Financial information

Note 1 Basis of accounting (continued)

IFRS 8 Operating Segments

IFRS 8 Operating Segments is effective from 1 January 2009 onwards and replaces IAS 14 Segment Reporting. Under the requirements of the new standard, UBS’s external segmental reporting is now based on the internal reporting to the Group Executive Board (or the “chief operating decision maker”), which makes decisions on the allocation of resources and assesses the performance of the reportable segments.

In accordance with the new UBS structure announced in February 2009, and following the guidance of IFRS 8, UBS is disclosing four reportable segments in 2009. These segments are the business divisions – Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and the Investment Bank. While the Corporate Center does not meet the requirements of an operating segment, it is also shown separately. Segment information from prior periods has been restated to conform to the requirements of this new standard and the interim financial reporting requirements.
As UBS’s reportable segment operations are mainly financial, the total interest income and expense for all reportable segments is presented on a net basis. Based on the present arrangement of revenue-sharing agreements, the intersegment revenue for UBS is immaterial. From 2009 onwards, the segment assets are disclosed without the intercompany balances and this basis is in line with the internal reporting. For more details on the basis on which the segment information is prepared and reconciled to the amounts presented in UBS’s income statement and balance sheet, refer to “Note 2 Segment reporting” in the financial statements of this report.

Improvements to IFRS 2009

The International Accounting Standards Board issued amendments to twelve IFRS standards as part of its annual improvements project on 16 April 2009. The adoption of the amendments could result in accounting changes for presentation, recognition or measurement purposes. Most of the amendments are effective on 1 January 2010, although entities are permitted to adopt them earlier. UBS does not expect these amendments to have a significant impact on its financial statements.

Allocation of shared services costs in segment
disclosures

From third quarter 2009 onwards, ITI and Group Offshoring (excluding the India Service Centre) costs managed by the

Corporate Center are allocated to the direct cost line items personnel expenses, general and administrative expenses, and depreciation, in the respective business division income statements, based on appropriate internally determined allocation keys. In the Corporate Center income statement, costs allocated to the business divisions are deducted from the respective cost line items. In previous reports, these costs were presented as an expense on the line item “Services (to) / from other business divisions” within each business division and an offsetting corresponding amount on that line item in the Corporate Center. The new presentation format provides greater transparency by allocating shared service costs to direct cost lines in divisional income statements. Comparative periods have been adjusted.

Group results and business division performance before tax in previous periods were not impacted by this policy change. However, for the first six months of 2009 personnel expenses were increased for Wealth Management & Swiss Bank (CHF 129 million), Wealth Management Americas (CHF 48 million), Global Asset Management (CHF 11 million) and Investment Bank (CHF 123 million); general and administrative expenses were increased for Wealth Management & Swiss Bank (CHF 170 million), Wealth Management Americas (CHF 64 million), Global Asset Management (CHF 14 million) and Investment Bank (CHF 164 million); and depreciation was increased for Wealth Management & Swiss Bank (CHF 68 million), Wealth Management Americas (CHF 26 million), Global Asset Management (CHF 6 million) and Investment Bank (CHF 66 million). These additions to direct cost line items were offset by corresponding decreases in the line item “Services (to) / from other business divisions” in these business divisions. The amended numbers for the first six months are included in the numbers for the first nine months presented in “Note 2 Segment reporting” in the financial statements of this report. For the first nine months of 2008, personnel expenses were increased for Wealth Management & Swiss Bank (CHF 192 million), Wealth Management Americas (CHF 67 million), Global Asset Management (CHF 16 million) and Investment Bank (CHF 234 million); general and administrative expenses were increased for Wealth Management & Swiss Bank (CHF 247 million), Wealth Management Americas (CHF 86 million), Global Asset Management (CHF 21 million) and Investment Bank (CHF 304 million); and depreciation was increased for Wealth Management & Swiss Bank (CHF 115 million), Wealth Management Americas (CHF 39 million), Global Asset Management (CHF 10 million) and Investment Bank (CHF 140 million). These additions to direct cost line items were offset by corresponding decreases in the line item “Services (to) / from other business divisions” in these business divisions.

Notes to the financial statements

Note 2 Segment reporting

Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are reflected in the performance of each segment. Revenue-sharing agreements are used to allocate external customer revenues to a segment and cost-allocation agreements are used to allocate shared costs between the segments.

	Wealth	Wealth
	Management	Management	Global Asset	Investment	Corporate
CHF million	& Swiss Bank	Americas	Management	Bank	Center	UBS

For the nine months ended 30 September 2009

Net interest income	3,448	576	2	1,461	(792)	4,696

Non-interest income	5,296	3,576	1,597	1,205	1,885	13,559

Income[1]	8,744	4,153	1,600	2,666	1,093	18,255

Credit loss (expense) / recovery	(124)	2	0	(1,628)	0	(1,749)

Total operating income	8,621	4,155	1,600	1,038	1,093	16,506

Personnel expenses	4,138	3,286	857	4,548	391	13,220

General and administrative expenses	1,507	791	294	1,974	136	4,702

Services (to) / from other business divisions	(80)	10	(81)	(162)	312	0

Depreciation of property and equipment	193	132	25	260	158	768

Impairment of goodwill	0	34	340	749	0	1,123

Amortization of intangible assets[2]	62	48	11	46	0	168

Total operating expenses	5,820	4,301	1,446	7,416	997	19,980

Performance from continuing operations before tax	2,801	(146)	154	(6,378)	96	(3,474)

Performance from discontinued operations before tax					17	17

Performance before tax	2,801	(146)	154	(6,378)	113	(3,456)

Tax expense on continuing operations						37

Tax expense on discontinued operations						0

Net profit						(3,493)

As of 30 September 2009

Total assets[3]	264,671	37,106	21,602	1,119,274	33,400	1,476,053

For the nine months ended 30 September 2008

Net interest income	4,099	674	3	1,159	(1,597)	4,337

Non-interest income	7,807	4,149	2,423	(18,382)	5,845	1,842

Income[1]	11,906	4,823	2,426	(17,223)	4,247	6,179

Credit loss (expense) / recovery	(38)	(13)	0	(635)	0	(686)

Total operating income	11,868	4,810	2,426	(17,859)	4,247	5,493

Personnel expenses	4,433	3,362	869	4,823	397	13,884

General and administrative expenses	1,754	1,656	338	2,844	183	6,775

Services (to) / from other business units	(40)	13	64	1	(38)	0

Depreciation of property and equipment	234	111	32	271	198	846

Impairment of goodwill	0	0	0	341	0	341

Amortization of intangible assets	9	48	27	64	0	148

Total operating expenses	6,390	5,189	1,330	8,345	739	21,993

Performance from continuing operations before tax	5,478	(379)	1,097	(26,203)	3,508	(16,500)

Performance from discontinued operations before tax					179	179

Performance before tax	5,478	(379)	1,097	(26,203)	3,687	(16,321)

Tax expense on continuing operations						(5,039)

Tax expense on discontinued operations						1

Net profit						(11,283)

As of 31 December 2008

Total assets[3]	251,487	39,039	24,640	1,680,257	19,392	2,014,815

1 The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.  2 Impairments of intangible assets amounted to CHF 54 million for the nine months ended 30 September 2009 (Wealth Management & Swiss Bank CHF 53 million, Wealth Management Americas CHF 1 million), including the writedown of intangible assets in connection with actual and anticipated invested asset outflows in UBS (Bahamas) Ltd. of CHF 48 million.  3 The segment assets are based on a third-party view and this basis is in line with the internal reporting to management, i. e. the amounts do not include inter-company balances.

Financial information

Note 3 Net interest and trading income

Accounting standards require separate disclosure of “Net interest income” and “Net trading income” (see the tables on this and the next page). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different businesses. In many cases, a particular business can generate both net interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. It is therefore more meaningful to analyze net interest and trading income according to the businesses that drive it. The second table below (“Breakdown by businesses”) provides information that corresponds to this view: “Net income from trading businesses” includes both interest and trading income generated by the Investment Bank, including its lending activities, and trading income generated by the other business divisions; “Net income from interest margin businesses” comprises interest income from the loan portfolios of Wealth Management & Swiss Bank and Wealth Management Americas; “Net income from treasury activities and other” reflects all income from the Group’s centralized treasury function.

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.09	30.6.09	30.9.08	2Q09	3Q08	30.9.09	30.9.08

Net interest and trading income

Net interest income	1,654	1,143	1,422	45	16	4,696	4,337

Net trading income	148	220	(1,513)	(33)		(262)	(16,689)

Total net interest and trading income	1,802	1,363	(92)	32		4,434	(12,352)

Breakdown by businesses

Net income from trading businesses[1]	204	(207)	(1,900)			(643)	(21,585)

Net income from interest margin businesses	1,201	1,302	1,513	(8)	(21)	3,824	4,620

Net income from treasury activities and other	398	268	296	49	34	1,253	4,614

Total net interest and trading income	1,802	1,363	(92)	32		4,434	(12,352)

1 Includes lending activities of the Investment Bank.

Net interest income

Interest income

Interest earned on loans and advances	3,103	3,430	5,074	(10)	(39)	10,310	15,432

Interest earned on securities borrowed and reverse repurchase agreements	466	741	5,977	(37)	(92)	2,312	20,215

Interest and dividend income from trading portfolio	1,393	1,764	5,165	(21)	(73)	5,815	18,109

Interest income on financial assets designated at fair value	79	82	104	(4)	(24)	248	270

Interest and dividend income from financial investments available-for-sale	58	18	73	222	(21)	94	119

Total	5,100	6,035	16,393	(15)	(69)	18,780	54,146

Interest expense

Interest on amounts due to banks and customers	781	1,051	4,539	(26)	(83)	3,356	14,906

Interest on securities lent and repurchase agreements	384	655	3,889	(41)	(90)	1,915	14,600

Interest and dividend expense from trading portfolio	669	1,346	2,323	(50)	(71)	3,135	7,681

Interest on financial liabilities designated at fair value	694	742	2,150	(6)	(68)	2,270	5,685

Interest on debt issued	916	1,098	2,071	(17)	(56)	3,408	6,937

Total	3,445	4,892	14,971	(30)	(77)	14,084	49,809

Net interest income	1,654	1,143	1,422	45	16	4,696	4,337

Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.

Notes to the financial statements

Note 3 Net interest and trading income (continued)

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.09	30.6.09	30.9.08	2Q09	3Q08	30.9.09	30.9.08

Net trading income[1]

Investment Bank equities	(7)	758	1,928			2,206	6,112

Investment Bank fixed income, currencies and commodities	(685)	(1,259)	(4,672)	46	85	(5,145)	(29,770)

Other business divisions	841	721	1,230	17	(32)	2,677	6,969

Net trading income	148	220	(1,513)	(33)		(262)	(16,689)

of which: net gains / (losses) from financial liabilities designated at fair value[2]	(4,988)	(5,057)	13,537	1		(5,362)	27,515

of which: net gains / (losses) from own credit changes on financial liabilities designated at fair value[3]	(1,339)	(957)	2,546	(40)		(1,415)	3,836

1 Refer to the table “Net interest and trading income” on the previous page for the “Net income from trading businesses” (for an explanation, read the corresponding introductory comment).  2 “Financial liabilities designated at fair value” are to a large extent economically hedged with derivatives and other instruments whose change in fair value is also reported in “Net trading income”.  3 Refer to “Note 11 Fair value of financial instruments” in the financial statements of this report for further information.

Significant impacts on net trading income

Net trading income in third quarter 2009 includes a gain of CHF 0.5 billion from credit valuation adjustments for monoline credit protection (CHF 0.5 billion gain in second quarter 2009 and CHF 1.9 billion loss in first quarter 2009); refer to the “Risk management and control” section of this report for more information on exposure to monolines. Third quarter 2008 included losses of CHF 4.8 billion related to positions previously considered risk concentration.

Third quarter 2009 net trading income also includes gains of CHF 0.2 billion from the valuation of UBS’s option to acquire the SNB StabFund’s equity (CHF 0.1 billion gain in second quarter 2009 and CHF 0.3 billion loss in first quarter 2009 and additional CHF 0.2 billion loss in first quarter 2009 due to price adjustments for positions transferred to the SNB StabFund).
A loss of CHF 0.3 billion (CHF 0.1 billion gain in second quarter 2009 and CHF 0.5 billion in first quarter 2009) was recorded on the valuation of the embedded derivative component of the MCNs issued in December 2008.

Note 4 Net fee and commission income
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.09	30.6.09	30.9.08	2Q09	3Q08	30.9.09	30.9.08

Equity underwriting fees	503	376	252	34	100	1,153	909

Debt underwriting fees	163	290	234	(44)	(30)	634	735

Total underwriting fees	666	666	486	0	37	1,787	1,643

M&A and corporate finance fees	203	207	446	(2)	(54)	641	1,309

Brokerage fees[1]	1,597	1,687	2,008	(5)	(20)	4,840	6,419

Investment fund fees	979	995	1,388	(2)	(29)	2,987	4,417

Portfolio management and advisory fees	1,513	1,440	1,902	5	(20)	4,404	6,037

Insurance-related and other fees	81	40	96	103	(16)	191	313

Total securities trading and investment activity fees	5,040	5,034	6,326	0	(20)	14,849	20,139

Credit-related fees and commissions	74	81	73	(9)	1	237	203

Commission income from other services	233	212	255	10	(9)	650	777

Total fee and commission income	5,347	5,328	6,653	0	(20)	15,736	21,119

Brokerage fees paid[1]	471	476	430	(1)	10	1,427	1,432

Other	346	349	515	(1)	(33)	1,035	1,542

Total fee and commission expense	817	826	945	(1)	(14)	2,462	2,974

Net fee and commission income	4,530	4,502	5,709	1	(21)	13,274	18,145

1 In third quarter 2009, UBS restated the amounts presented in previous periods on the lines “Brokerage fees” and “Brokerage fees paid”. Amounts previously disclosed for both lines have been decreased as follows: CHF 252 million for the quarter ended 30 June 2009, CHF 31 million for the quarter ended 30 September 2008, CHF 513 million for year-to-date 30 June 2009 and CHF 74 million for year-to-date 30 September 2008. “Net fee and commission income” is not affected.

Financial information

Note 5 Other income
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.09	30.6.09	30.9.08	2Q09	3Q08	30.9.09	30.9.08

Associates and subsidiaries

Net gains from disposals of consolidated subsidiaries[1]	(416)	316	18			36	(131)

Net gains from disposals of investments in associates	0	(1)	167	100	(100)	(1)	199

Share of net profits of associates	19	0	(24)			31	21

Total	(397)	314	161			66	88

Financial investments available-for-sale

Net gains from disposals	17	25	113	(32)	(85)	62	232

Impairment charges	(77)	(48)	(33)	(60)	(133)	(220)	(67)

Total	(60)	(22)	80	(173)		(158)	166

Net income from investments in property[2]	18	21	19	(14)	(5)	57	60

Net gains from investment properties[3]	1	(29)	(2)			(32)	6

Other	99	9	25		296	614	66

Total other income	(340)	292	283			547	386

1 Includes foreign exchange amounts reclassified from equity upon disposal or deconsolidation of subsidiaries. Third quarter 2009 includes a loss of CHF 498 million on sale of UBS Pactual.  2 Includes net rent received from third parties and net operating expenses.   3 Includes unrealized and realized gains from investment properties at fair value and foreclosed assets.

Note 6 Personnel expenses
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.09	30.6.09	30.9.08	2Q09	3Q08	30.9.09	30.9.08

Salaries and bonuses	3,851	3,351	3,099	15	24	10,172	10,858

Contractors	59	72	105	(18)	(44)	220	321

Insurance and social security contributions	274	225	184	22	49	694	620

Contributions to retirement plans	228	259	234	(12)	(3)	704	718

Other personnel expenses	266	671	376	(60)	(29)	1,430	1,367

Total personnel expenses	4,678	4,578	3,997	2	17	13,220	13,884

Note 7 General and administrative expenses
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.09	30.6.09	30.9.08	2Q09	3Q08	30.9.09	30.9.08

Occupancy	353	364	374	(3)	(6)	1,092	1,119

Rent and maintenance of IT and other equipment	155	148	161	5	(4)	464	483

Telecommunications and postage	164	181	220	(9)	(25)	532	673

Administration	189	170	212	11	(11)	540	648

Marketing and public relations	44	57	87	(23)	(49)	174	315

Travel and entertainment	84	97	168	(13)	(50)	299	544

Professional fees	176	222	274	(21)	(36)	613	747

Outsourcing of IT and other services	190	211	254	(10)	(25)	633	762

Other	13	249	(47)	(95)		356	1,485

Total general and administrative expenses	1,367	1,699	1,702	(20)	(20)	4,702	6,775

Notes to the financial statements

Note 8 Earnings per share (EPS) and shares outstanding
	As of or for the quarter ended			% change from		Year-to-date
	30.9.09	30.6.09	30.9.08	2Q09	3Q08	30.9.09	30.9.08

Basic earnings (CHF million)

Net profit attributable to UBS shareholders	(564)	(1,402)	283	60		(3,941)	(11,729)

from continuing operations	(564)	(1,405)	284	60		(3,949)	(11,859)

from discontinued operations	0	3	(1)	(100)	100	8	131

Diluted earnings (CHF million)

Net profit attributable to UBS shareholders	(564)	(1,402)	283	60		(3,941)	(11,729)

Less: (profit) / loss on equity derivative contracts	(3)	(3)	(7)	0	57	(5)	(35)

Net profit attributable to UBS shareholders for diluted EPS	(567)	(1,405)	276	60		(3,946)	(11,764)

from continuing operations	(567)	(1,408)	277	60		(3,954)	(11,894)

from discontinued operations	0	3	(1)	(100)	100	8	131

Weighted average shares outstanding

Weighted average shares outstanding	3,792,925,123	3,556,478,294	3,130,788,766	7	21	3,616,979,346	2,657,002,290

Potentially dilutive ordinary shares resulting from unvested exchangeable shares, options and warrants outstanding[1]	487,449	716,858	32,023,242	(32)	(98)	583,656	2,059,512

Weighted average shares outstanding for diluted EPS	3,793,412,572	3,557,195,152	3,162,812,008	7	20	3,617,563,002	2,659,061,802

Potential ordinary shares from unexercised employee shares and options not considered due to the anti-dilutive effect	23,579,883	15,761,129	0	50		18,882,854	28,100,444

Earnings per share (CHF)

Basic	(0.15)	(0.39)	0.09	62		(1.09)	(4.41)

from continuing operations	(0.15)	(0.40)	0.09	63		(1.09)	(4.46)

from discontinued operations	0.00	0.00	0.00			0.00	0.05

Diluted	(0.15)	(0.39)	0.09	62		(1.09)	(4.42)

from continuing operations	(0.15)	(0.40)	0.09	63		(1.09)	(4.47)

from discontinued operations	0.00	0.00	0.00			0.00	0.05

Shares outstanding

Ordinary shares issued	3,558,104,265	3,225,849,284	2,932,574,213	10	21

Treasury shares	37,167,166	44,992,074	95,079,837	(17)	(61)

Shares outstanding	3,520,937,099	3,180,857,210	2,837,494,376	11	24

Retrospective adjustments for capital increase[2]			22,983,704

Mandatory convertible notes and exchangeable shares[3]	273,300,413	605,543,434	273,722,258	(55)	0

Shares outstanding for EPS	3,794,237,512	3,786,400,644	3,134,200,338	0	21

1 Additional 100 million ordinary shares (“contigent share issue”) related to the SNB transaction were not dilutive for the quarters ended 30 September 2009 and 30 June 2009 and for year-to-date 30 September 2009 but could potentially dilute earnings per share in the future.  2 Shares outstanding increased by 0.81% due to the capital increase in June 2009.  3 30 September 2009, 30 June 2009 and 30 September 2008 include 272,651,005 shares for the mandatory convertible notes issued to two investors in March 2008. 30 June 2009 includes 332,225,913 shares for the mandatory convertible notes issued to the Swiss Confederation in December 2008; remaining amounts related to exchangeable shares.

Financial information

Note 9 Income taxes

UBS recognized a net income tax benefit in its income statement of CHF 49 million for third quarter 2009. This includes a tax expense relating to profitable jurisdictions more than offset by deferred tax benefits for losses, temporary differences, and a release of a valuation allowance against deferred tax assets in one jurisdiction, among other less significant items.

Note 10 Trading portfolio
CHF million	30.9.09	30.6.09	31.12.08

Trading portfolio assets

Debt instruments

Government and government agencies	101,372	117,311	115,696

Banks	21,645	22,232	23,175

Corporates and other	54,702	61,305	85,991

Total debt instruments	177,719	200,849	224,862

Equity instruments	68,966	69,303	77,258

Precious metals and other commodities[1]	14,576	15,453	9,934

Total trading portfolio assets	261,262	285,604	312,054

Trading portfolio liabilities

Debt instruments

Government and government agencies	31,609	30,329	34,043

Banks	3,310	3,122	4,354

Corporates and other	6,302	5,138	10,945

Total debt instruments	41,221	38,589	49,342

Equity instruments	12,274	14,244	13,089

Total trading portfolio liabilities	53,496	52,833	62,431

1 Other commodities predominantly consist of energy.

Note 11 Fair value of financial instruments

a) Fair value hierarchy

Determination of fair values from quoted market prices or valuation techniques
	30.9.09				30.6.09
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Trading portfolio assets	121.6	78.5	10.9	211.0	132.6	91.4	7.7	231.7

Trading portfolio assets pledged as collateral	32.3	16.9	1.1	50.3	38.7	13.6	1.5	53.9

Positive replacement values	5.2	471.9	24.2	501.3	5.7	508.3	28.5	542.5

Financial assets designated at fair value	0.8	9.9	0.3	11.0	0.8	11.2	0.1	12.1

Financial investments available-for-sale	52.6	5.2	1.2	59.0	2.9	1.2	1.3	5.4

Total assets	212.5	582.4	37.6	832.5	180.8	625.8	39.1	845.6

Trading portfolio liabilities	38.2	15.1	0.2	53.5	36.9	15.5	0.4	52.8

Negative replacement values	4.9	461.4	21.0	487.3	5.3	493.6	24.7	523.6

Financial liabilities designated at fair value		104.9	7.9	112.9		98.5	6.3	104.8

Total liabilities	43.1	581.4	29.2	653.7	42.2	607.7	31.4	681.3

Notes to the financial statements

Note 11 Fair value of financial instruments (continued)

a) Fair value hierarchy (continued)

Movements of level 3 instruments
	Trading portfolio assets
	(including those	Derivative instruments	Financial liabilities
CHF billion	pledged as collateral)	(net replacement values)	designated at fair value

Balance at 30 June 2009	9.2	3.8	6.3

Gains / losses included in the income statement	(0.6)	(0.9)	0.2

Purchases, sales, issuances and settlements	(0.7)	(0.5)	(0.4)

Purchases and issuances	0.4	(0.5)	0.5

Sales and settlements	(1.1)	0.0	(0.9)

Transfers into and / or out of level 3	4.2	1.0	1.9

Transfers into level 3	5.1	1.0	2.0

Transfers out of level 3	(0.9)	0.0	(0.1)

FX translation	(0.1)	(0.2)	(0.1)

Balance at 30 September 2009	12.0	3.2	7.9

Material changes in level 3 instruments
As of 30 September 2009, financial instruments measured with valuation techniques using significant non-market observable inputs (level 3) mainly included the following:
–	structured rates and credit trades, including bespoke collateralized debt obligations (CDOs)
–	instruments linked to the US sub-prime residential and US commercial real-estate markets
–	non-US reference-linked notes

Level 3 financial liabilities designated at fair value predominantly include hybrid financial liabilities from structured product issuances. Certain financial instruments classified as level 3 are fully or partially hedged by other financial instruments, which may also be classified as level 3.
Trading portfolio assets transferred into level 3 in third
quarter 2009 mainly consisted of Asian reference-linked notes. Price determining factors for these instruments in the third quarter, for example the prices of the underlying asset backed securities, including residential and commercial real-estate securities, were unobservable.
For positive and negative replacement values, net amounts of CHF 3 billion and CHF 2 billion, respectively, were reclassified into level 3 in the period. Reclassifications into level 3 mainly included single-name corporate credit default swaps (CDSs), for which credit spreads and loss recovery rates were unobservable, and Home Equity Loans CDSs linked to the US sub-prime residential real-estate market, whose reference asset values and recovery rates were unobservable. Financial liabilities designated at fair value reclassified into level 3 in third quarter 2009 predominantly related to hybrid financial liabilities.

b) Valuations and sensitivity information

Reflection of counterparty credit risk in the valuation of traded debt instruments and derivative instruments
UBS incorporates the counterparty credit risk inherent in over-the-counter (OTC) derivatives transactions and embedded derivatives included in traded debt instruments into its fair value estimates via the credit valuation adjustment (CVA). This amount represents the estimated market value of protection required to hedge credit risk from counterparties in UBS’s OTC derivatives portfolio and embedded derivatives included in traded debt instruments, taking into account expected future exposures, collateral, and netting agreements. The most significant component of the overall CVA is the portion related to monolines, discussed further below.

Financial information

Note 11 Fair value of financial instruments (continued)

b) Valuations and sensitivity information (continued)

UBS’s own credit risk in the valuations of financial liabilities measured at fair value, including derivative liabilities
For financial instruments designated at fair value and derivative liabilities, the Group’s own credit represents the estimated difference in the market value of identical obligations issued by a riskless intermediary, relative to the market value of those obligations issued by UBS, as judged from the perspective of the holders of those obligations.

Changes in its own credit are reflected in valuations for those financial liabilities at fair value where the Group’s own credit risk would be considered by market participants and excludes fully collateralized transactions and other instruments for which it is established market practice not to include an entity-specific adjustment for own credit. Own credit changes for financial liabilities designated at fair value were calculated based on a senior long-term debt curve generated from observed external pricing for funding associated with new senior debt issued by the Group, or relevant secondary market transactions in senior long-term UBS debt. In the absence of an observable senior long-term debt curve, credit default swap spreads would be considered as well.
In third quarter 2009, the Group revised its estimation methodology for incorporating own credit in the valuation of derivatives via the Debit Valuation Adjustment (DVA), predominantly, to align it with the CVA methodology as described above. Under the previous approach, the Group took the Libor flat valuation of uncollateralized derivative liabilities after consideration of any netting agreements, and revalued counterparties’ net exposure to UBS, using UBS’s senior long-term debt curve. The difference between the valuation at Libor flat and the valuation at the long-term senior debt curve provided the life-to-date DVA, and the change in the life-to-date DVA provided the own credit gain or loss in each period. Under the new approach the Group incorporates DVA using a methodology consistent with CVA described above, to calculate the estimated market cost to UBS’s counterparties of purchasing protection to hedge their credit risk exposure to UBS. The calculation takes into account expected future exposures, collateral and netting agreements, to determine counterparties’ exposure to UBS, and uses UBS’s credit default swap spread to determine the theoretical cost to counterparties of hedging their exposure. If the Group had continued to apply the previous valuation methodology, the Group’s net trading income and net profit in the third quarter would have been adversely impacted by CHF 260 million.

Disclosures on own credit for “Financial liabilities designated at fair value"
As at 30 September 2009, the own credit result for “Finan-

cial liabilities designated at fair value” still held at the reporting date (predominantly issued structured products) amounted to a gain of approximately CHF 1.3 billion on a life-to-date basis. The total own credit result reported for third quarter 2009 was a loss of CHF 1,436 million. The life-to-date amount reflects the amount by which the fair value of financial liabilities designated at fair value has been changed since inception of the transactions. Included in these amounts is the overall quantification of changes in fair value attributable to changes in UBS’s credit spread during the periods. In addition, it includes the credit effect of “volume changes” i.e. the credit effect of period changes in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay, changes in the value of referenced instruments issued by third-parties or changes in the foreign exchange rates. For third quarter 2009 the loss attributable only to credit spread changes was CHF 1,339 million.

Credit valuation adjustments on monoline credit protection
Credit valuation adjustments (CVAs) for monoline credit protection are based on a methodology that uses credit default swap (CDS) spreads on the monolines as a key input in determining an implied level of expected loss. Where a monoline has no observable CDS spread, a judgment is made on the most comparable monoline or combination of monolines and the corresponding spreads are used instead.

CVAs are intended to achieve a fair value of the underlying contracts and are normally based on publicly available information. During third quarter 2009, UBS refined its approach to the assessment of CVA amounts applicable to transactions with residential mortgage backed securities collateralized debt obligations (RMBS CDO) underlyings by taking into consideration more detailed projections of cash flows on these instruments, thereby allowing for more accurate assessments of expected future exposure levels. The refined estimation methodology increased the CVA by USD 173 million ( CHF 179 million). A similar change in approach was adopted for transactions with collateralized loan obligation (CLO) underlyings in second quarter 2009.
To assess the sensitivity of the CVA calculation to alternative assumptions, the impact of a 10% increase in monoline credit default swap spreads (e.g. from 2,000 basis points to 2,200 basis points for a specific monoline) was considered. At 30 September 2009, such an increase would have resulted in an increase in the monoline credit valuation adjustment of approximately USD 89 million (CHF 92 million). The sensitivity of the monoline credit valuation adjustment to a decrease of one percentage point in the monoline recovery

Notes to the financial statements

Note 11 Fair value of financial instruments (continued)

b) Valuations and sensitivity information (continued)

rate assumptions (e.g. from 20% to 21% for a specific monoline, conditional on default occurring) is estimated to result in an increase of approximately USD 27 million (CHF 28 million) in the CVA.

Option to acquire equity of the SNB StabFund
Under IFRS, the option to purchase the SNB StabFund’s equity is recognized on the balance sheet as a derivative at fair value (positive replacement values) with changes to fair value recognized in profit and loss. At 30 September 2009, the fair value of the call option held by UBS was approximately USD 1,055 million (CHF 1,094 million).

This amount is based on a new valuation methodology adopted in third quarter 2009. The new methodology is based on detailed cash flow projections of all assets within the fund. The cash flow projections cover multiple future scenarios for each asset and in each case are linked to a specific underlying economic or financial quantity such as house price appreciation, gross domestic product (GDP), or unemployment rates. Given a complete set of cash flow projections for assets within the SNB StabFund, as well as expense projections, the model projects principal and interest payments on the loan made by the SNB to the SNB StabFund and thus is able to project the cash flows that will be available to the SNB StabFund equity interests and therefore the value of the call option held by UBS against that equity interests.
The model is calibrated to market levels by setting the spread above one month Libor rates used to discount future cash flows such that the model-generated price of the underlying asset pool equals UBS’s assessed fair value of the asset pool. At 30 September 2009, the sensitivity of the option value (including the effect of the model reserve) to a 1 basis point change in this discount rate is approximately USD 1.2 million.
The prior approach to valuing this option was based on a standard option pricing model, where the asset pool is treated as the underlying asset. Had this pricing model continued to be used for third quarter 2009, UBS had determined that a key assumption in the model related to the assumed market term funding rate for the asset pool needed to be reduced, based on market observations of cash / credit default swap spreads, from 250 basis points to 150 points above LIBOR. Using this model, with other model parameters and assumptions as in prior quarters, the UBS option value at

30 September 2009 would have been USD 979 million. Adoption of the new methodology therefore increased the fair value at 30 September 2009 relative to the prior methodology by USD 76 million (CHF 79 million).

Commitments to acquire auction rate securities
The auction rate securities (ARS) inventory held by UBS is classified as loans and receivables as of 30 September 2009, accounted for at amortized cost and tested for impairment. These positions are not included in the sensitivity information provided below. Commitments to acquire ARSs with a fair value of USD 760 million (CHF 790 million) as of 30 September 2009 are treated as derivatives (negative replacement values) and fair valued through profit or loss. Refer to the “Risk management and control” section of this report for further details on UBS’s ARS commitments.

UBS’s valuation of ARS commitments assumes that clients will request UBS to purchase the ARSs at the earliest possible opportunity available under the windows established by the settlement agreements UBS has entered into with various authorities. The valuation of the purchase liability is consistent with valuation approaches applied to the underlying ARSs. In particular, for student loan ARSs, which form the largest portion of the purchase commitment, this valuation is consistent with the fundamental cash flow model described in “Note 27 Fair value of financial instruments” in the financial statements of UBS’s restated annual report for 2008. The discount rates in this model embed risk premiums that are calibrated to observed market transactions. The fair value of the ARS commitments as of 30 September 2009 is primarily sensitive to the level of various interest rates relevant to the outstanding student loan ARS population and to the calibrated risk premiums within the student loan ARS valuation model. UBS estimates that a 10 basis point parallel increase or decrease in all relevant interest rates would result in a loss or gain of approximately USD 1 million (CHF 1 million). With regard to the calibrated risk premiums, UBS estimates that a 50% increase or decrease in the risk premiums would result in a loss of approximately USD 288 million (CHF 300 million) or gain of approximately USD 303 million (CHF 315 million).

US reference-linked notes
The US reference-linked notes (US RLNs) consist of a series of transactions whereby UBS purchases credit protection, pre-

Financial information

Note 11 Fair value of financial instruments (continued)

b) Valuations and sensitivity information (continued)

dominantly in note form, on a notional portfolio of fixed income assets. The referenced assets are comprised of USD Asset-Backed Securities (ABSs) (primarily commercial mortgage-backed securities and sub-prime residential mortgage-backed securities) and / or corporate bonds and loans across all rating categories. The credit protection embodied in the RLNs is fair valued using a market standard approach to the valuation of portfolio credit protection (Gaussian copula). This approach effectively is intended to simulate correlated defaults within the portfolio, where the expected losses and defaults of the individual assets are closely linked to the observed market prices (spread levels) of those assets. Key assumptions of the model include correlations and recovery rates. UBS applies fair value adjustments related to potential uncertainty in each of these parameters, which are only partly observable. In addition, UBS applies fair value adjustments for uncertainties associated with the use of observed spread levels as the primary inputs. These fair value adjustments are calculated by applying shocks to the relevant parameters and revaluing the credit protection. These shocks for correlation, recovery and spreads are set to various levels depending on the asset type and / or region and may vary over time depending on the best judgment of the relevant trading and control personnel. Correlation and recovery shocks are generally in the range of 5 to 15 percentage points. Spread shocks vary more widely and also depend on whether the underlying protection is funded or unfunded to reflect cash or synthetic basis effects. As of 30 September 2009, the fair value of the US RLN credit protection (pre-reserve) is approximately USD 1,851 million (CHF 1,925 million). The fair value adjustments calculated by applying the shocks described above are approximately USD 116 million (CHF 120 million) as of 30 September 2009.

Non-US reference-linked notes
The same valuation model and the same approach to calculation of fair value adjustments are applied for the non-US reference-linked note (non-US RLN) credit protection as for the US RLN credit protection described above, except that the spread is shocked by 10% for European corporate names. As of 30 September 2009, the fair value of the non-US RLN credit protection is approximately USD 1,735 million (CHF 1,799 million). The fair value adjustments (up and down) calculated by applying the shocks described above are approximately USD 135 million (CHF 140 million).

c) Deferred day-1 profit or loss

The table reflects financial instruments for which fair value is determined using valuation models where not all inputs are market-observable. Such financial instruments are initially recognized in UBS’s financial statements at their transaction price although the values obtained from the relevant valua-

tion model on day-1 may differ. The table shows the aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference (movement of deferred day-1 profit or loss).

	For the quarter ended
CHF million	30.9.09	30.6.09	30.9.08

Balance at the beginning of the period	620	600	513

Deferred profit / (loss) on new transactions	50	55	168

Recognized (profit) / loss in the income statement	(58)	(10)	(76)

Foreign currency translation	(27)	(25)	49

Balance at the end of the period	585	620	654

Notes to the financial statements

Note 12 Reclassification of financial assets

In 2008 and first quarter 2009, financial assets with fair values on their reclassification dates of CHF 26 billion and CHF 0.6 billion, respectively, were reclassified to “Loans and receivables” from “Held for trading”. No reclassifications were made in second and third quarters 2009. The table below shows the carrying values and fair values of these financial assets.

Trading portfolio assets reclassified to loans
CHF billion	30.9.09	30.6.09	31.12.08

Carrying value	21.1	23.1	24.2

Fair value	20.1	20.3	20.8

Pro-forma fair value gain / (loss)	(1.0)	(2.8)	(3.4)

In third quarter 2009, carrying values decreased by CHF 2.0 billion mainly due to the appreciation of the Swiss franc against the US dollar as well as redemptions, and to a lesser extent, credit losses (CHF 0.2 billion). The decrease was partially offset by the accretion of interest of CHF 0.4 billion from the amortization of the discount between carrying values and the expected recoverable amounts.

Fair values of reclassified financial assets decreased by CHF 0.2 billion in third quarter 2009, which includes a fair value gain of CHF 1.8 billion offset by decreases of CHF 2.0 billion primarily related to the decline of the CHF/USD exchange rate as well as redemptions. The fair value gain in second quarter 2009 was CHF 1.3 billion; the year-to-date fair value gain was CHF 1.8 billion at 30 September 2009.

The table below provides notional values, fair values, and carrying values by product category, as well as the ratio of carrying value to notional value.

Reclassified assets
				Ratio of carrying to
30.9.2009, CHF billion	Notional value	Fair value	Carrying value	notional value

US student loan and municipal auction rate securities	9.6	8.2	8.4	87%

Monoline protected assets[1]	7.6	5.9	6.5	85%

Leveraged Finance	2.9	0.9	1.0	33%

CMBS / CRE (excluding interest-only strips)	2.5	2.0	2.1	86%

US reference linked notes	1.2	0.9	1.0	86%

Other assets	1.4	1.0	1.2	85%

Total (excluding CMBS interest-only strips)	25.2	19.1	20.2	80%

CMBS interest-only strips		1.0	0.9

Total reclassified assets		20.1	21.1

1 Includes CDOs (notional value of approximately CHF 0.45 billion; carrying value and fair value of approximately CHF 0.3 billion) which are no longer hedged by CDS with monoline insurers following the commutation of these CDS trades in prior periods.

Reclassified financial assets impacted UBS’s income statement as presented in the table below.

Contribution of the reclassified assets to the income statement
	For the quarter ended		Year-to-date
CHF billion	30.9.09	30.6.09	30.9.09

Net interest income	0.4	0.5	1.2

Credit loss (expense) / recovery	(0.2)	(0.3)	(1.0)

Other income	0.0	(0.1)	0.1

Impact on operating profit before tax	0.3	0.1	0.4

Financial information

Note 13 Commitments

The table below shows the maximum committed amount of commitments.

	30.9.09			30.6.09			31.12.08
		Sub-			Sub-			Sub-
CHF million	Gross	participations	Net	Gross	participations	Net	Gross	participations	Net

Credit guarantees and similar instruments	11,376	(267)	11,109	12,287	(282)	12,005	13,124	(344)	12,780

Performance guarantees and similar instruments	3,275	(348)	2,927	3,455	(375)	3,079	3,596	(446)	3,150

Documentary credits	2,210	(244)	1,966	2,362	(417)	1,946	2,979	(415)	2,564

Total commitments	16,861	(859)	16,002	18,104	(1,074)	17,030	19,699	(1,205)	18,494

Undrawn irrevocable credit facilities	57,649	(1,785)	55,864	60,489	(1,711)	58,778	60,316	(1,920)	58,396

Note 14 Changes in organization

Sale of UBS Pactual

On 18 September 2009, UBS completed the sale of its Brazilian financial services business, UBS Pactual, to BTG Investments, LP for a sale consideration consisting of a combination of a cash payment and a transfer of liabilities to BTG Investments. The cash consideration amounted to USD 620 million, of which USD 420 million was paid at closing and USD 200 million, plus accrued interest, will be paid 12 months after the closing. The liabilities transferred to BTG Investments consisted primarily of the present value of the residual payment obligation of USD 1.6 billion owed to former Pactual partners, which was incurred by UBS upon acquisition of Pactual in 2006 and was due in 2011.

The net impact of the transaction on UBS’s profit before tax was a charge of CHF 409 million in third quarter 2009. The completion of the sale resulted in a pre-tax loss of CHF 498 million in third quarter 2009, recognized in “Other income”. This loss primarily reflected foreign currency translation impacts on the carrying value of UBS Pactual and the impact of the translation of the US dollar-denominated sale consideration into Swiss francs (together approximately CHF 389 million). This was partly offset by UBS Pactual’s pre-tax results of CHF 89 million for third quarter 2009.
Overall, for the first nine months of 2009, the impact of the transaction on UBS’s profit before tax was a net charge of CHF 1,403 million, including a goodwill impairment charge of CHF 1,123 million, the abovementioned CHF 498 million pre-tax loss on sale, partly offset by UBS Pactual’s pre-tax operational profits for the nine-month period of CHF 218 million. In addition, a deferred tax benefit of CHF 243 million was recognized in first quarter 2009.

Sale of 56 branches in Wealth Management Americas

As disclosed in UBS’s second quarter 2009 report, UBS entered into an agreement to sell 56 branches in Wealth Management Americas to Stifel, Nicolaus & Company, Incorporated. The sale was completed in four separate closings in the second half of 2009. In third quarter 2009, 41 branches were sold resulting in no material impact on UBS’s income statement. On 30 September 2009, the 15 remaining branches held for sale had total assets of CHF 59 million and liabilities of CHF 8 million, presented as assets and liabilities of disposal groups held for sale in the balance sheet. The sale of the 15 remaining branches was completed in October 2009 and had no material impact on UBS’s income statement.

Restructuring

In the first nine months of 2009, UBS incurred restructuring charges of CHF 778 million, including CHF 502 million in “Personnel expenses”, mainly for severance payments, CHF 245 million in “General and administrative expenses”, primarily for real-estate related costs, and CHF 32 million of depreciation and impairment losses on property and equipment. These restructuring charges were incurred for the most part in second quarter 2009 with restructuring charges of CHF 582 million, comprising CHF 320 million in “Personnel expenses”, CHF 230 million in “General and administrative expenses” and CHF 32 million of depreciation and impairment losses on property and equipment.

Sale of UBS’s India Service Centre agreed after the balance sheet date

On 15 October 2009, UBS agreed to sell its India Service Centre (ISC) to Cognizant Technology Solutions. The ISC provides

Notes to the financial statements

Note 14 Changes in organization (continued)

business process outsourcing in the areas of securities operations, compliance, finance and presentations and design as well as knowledge process outsourcing in the areas of research, analytics and IT infrastructure management. Cognizant Technology Solutions will continue to provide UBS with the same services. The ISC was established in 2006 and employed approximately 2,000 employees at 30 September 2009.

The Poland Service Centre, based in Krakow, will continue to be owned by UBS and will expand to deliver services formerly provided by the ISC that cannot be provided by third parties for legal, regulatory or business reasons.

Regulatory considerations

UBS has been in active dialogue with its regulators concerning remedial actions that it is taking to address deficiencies in its risk management and control, funding, and certain other processes and systems. UBS will for some period be subject to increased scrutiny by the Swiss Financial Market Supervisory Authority and its other major regulators, and accordingly will be subject to regulatory measures that might affect the implementation of its strategic plans.

Note 15 Capital increases

June 2009 share capital increase

On 25 June 2009, UBS increased its share capital by issuing 293,258,050 new registered shares with a par value of CHF 0.10 each. The shares were placed with a small number of large institutional investors at a price of CHF 13.00 per share. Net proceeds from the capital increase were CHF 3.8 billion. The shares were issued upon decision by the Board of Directors out of authorized capital which had been approved at the annual general meeting of shareholders on 15 April 2009.

Conversion of the mandatory convertible notes (MCNs) issued to the Swiss Confederation

On 19 August 2009, the Swiss Confederation announced the conversion of its UBS CHF 6 billion mandatory convertible notes (MCNs). Upon conversion on 25 August 2009, UBS issued 332,225,913 new shares with a nominal value of

CHF 0.10 each from existing conditional capital. The liability and the negative replacement value recorded on the balance sheet for the principal amount and the embedded derivative component of the MCNs, respectively, were reclassified to equity. The conversion of the MCNs resulted in an overall increase in equity of CHF 6,718 million in third quarter 2009, reflecting an increase in share capital by CHF 33 million and an increase in share premium by CHF 6,685 million. Prior to the conversion of the MCNs, the embedded derivative component was re-measured to fair value resulting in a loss of CHF 305 million in third quarter 2009 and a gain of CHF 341 million for the first nine months of 2009. The net increase in equity, including fair valuation of the embedded derivative component and conversion impact, was CHF 6,413 million in third quarter 2009. In addition, the Swiss Confederation waived its right to receive future coupon payments on the converted MCNs in exchange for a payment by UBS of approximately CHF 1.8 billion. The impact on UBS’s income statement resulting from this waiver was not material.

Note 16 Provisions
CHF million	30.9.09		30.6.09		31.12.08

Operational risks including litigation	1,131		1,272		1,688

Other[1]	1,393	[2]	1,624	[2]	1,039

Total	2,524		2,896		2,727

1 Excludes contingent claims and pensions.  2 Includes a provision for restructuring costs of CHF 662 million on 30 September 2009 and CHF 806 million on 30 June 2009.

Financial information

Note 17 Litigation

The UBS Group operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. As a result, UBS is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations, including numerous disputes and legal proceedings arising directly or indirectly out of the credit crisis. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, including the impact on operations or on the financial statements, particularly in the earlier stages of a case. In certain circumstances, to avoid the expense and distraction of legal proceedings, UBS may, based on a cost-benefit analysis, enter into a settlement even though UBS denies any wrongdoing. The Group makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is probable that a liability exists, and the amount can be reasonably estimated.

Certain potentially significant legal proceedings as of 30 September 2009 are described below:
a)	Municipal Bonds: In November 2006, UBS and others received subpoenas from the US Department of Justice, Antitrust Division, and the US Securities and Exchange Commission (SEC) seeking information relating to the investment of proceeds of municipal bond issuances and associated derivative transactions. Both investigations are ongoing, and UBS is cooperating. In addition, various state Attorneys General have issued subpoenas seeking similar information. In the SEC investigation, on 4 February 2008, UBS received a “Wells notice” advising that the SEC staff is considering recommending that the SEC bring a civil action against UBS AG in connection with the bidding of various financial instruments associated with municipal securities.
b)	Auction Rate Securities: UBS was sued by four state regulatory authorities and was the subject of investigations by the SEC and other regulators relating to the marketing and sale of auction rate securities (ARSs) to clients, and to UBS’s role and participation in ARS auctions and underwriting of ARSs. UBS was also named in several putative class actions and individual civil suits and a large number of individual arbitrations. The regulatory actions and investigations and the civil proceedings followed the disruption in the markets for these securities and related auction failures since mid-February 2008. Plaintiffs and the regulators generally sought rescission, i.e. for UBS to purchase the ARSs that UBS sold to them at par value, as well as compensatory damages, disgorgement of profits and in some cases penalties. On 8 August 2008, UBS entered into settlements in principle with the SEC, the New York Attorney General (NYAG) and other state agencies represented by the North American Securities Administrators Association (NASAA), whereby UBS agreed to offer to buy back ARSs from eligible customers within certain time periods, the last of which begins on 30 June 2010, and to pay penalties of USD 150 million (USD 75 million to the NYAG, USD 75 million to the other states). UBS subsequently finalized its settlement with the State of Massachusetts, the SEC and the NYAG, and is continuing to finalize agreements with the other state regulators. UBS’s settlement is largely in line with similar industry regulatory settlements. The NYAG and SEC continue to investigate individuals affiliated with UBS who traded in ARSs or who had responsibility for disclosures.
c)	US Cross-Border: UBS AG has been the subject of a number of governmental inquiries and investigations relating to its cross-border private banking services to US private clients during the years 2000-2007. On 18 February 2009, UBS announced that it had entered into a Deferred Prosecution Agreement (DPA) with the US Department of Justice Tax Division (DOJ) and the United States Attorney’s Office for the Southern District of Florida, and a Consent Order with the SEC relating to these investigations. As part of these settlement agreements, among other things: (i) UBS will pay a total of USD 780 million to the United States, USD 380 million representing disgorgement of profits from maintaining the US cross-border business and USD 400 million representing US federal backup withholding tax required to be withheld by UBS, together with interest and penalties, and restitution for unpaid taxes associated with certain account relationships involving fraudulent sham and nominee offshore structures and otherwise as covered by the DPA; (ii) UBS will complete the exit of the US cross-border business out of non-SEC registered entities, as announced in July 2008, which these settlements permit UBS to do in a lawful, orderly and expeditious manner; (iii) UBS will implement and maintain an effective program of internal controls with respect to compliance with its obligations under the Qualified Intermediary (QI) Agreement with the US Internal Revenue Service (IRS), as well as a revised legal and compliance governance structure in order to strengthen independent legal and compliance controls; and (iv) pursuant to an order issued by the Swiss Financial Market Supervisory Authority (FINMA), information was transferred to the DOJ regarding accounts of certain US clients as set forth in the DPA who, based on evidence available to UBS, appear to have committed tax fraud or the like within the meaning of the 1996 Swiss-US Double Taxation Treaty (Swiss-US Treaty). Pursuant to the DPA, the DOJ has agreed that any further prosecution of UBS will be deferred for a period of at least 18 months, subject to extension under certain circumstances such as UBS needing more time to complete the implementation of the exit of its US cross-border business. If UBS satisfies

Notes to the financial statements

Note 17 Litigation (continued)

all of its obligations under the DPA, the DOJ will refrain permanently from pursuing charges against UBS relating to the investigation of its US cross-border business. As part of the SEC resolution, the SEC filed a Complaint against UBS in US Federal District Court in Washington, D.C., charging UBS with acting as an unregistered broker-dealer and investment advisor in connection with maintaining its US cross-border business. Pursuant to the Consent Order, UBS did not admit or deny the allegations in that Complaint, and consented to the entry of a final judgment that provides, among other things, that: (i) UBS will pay USD 200 million to the SEC, representing disgorgement of profits from the US cross-border business (this amount is included in, and not in addition to, the USD 780 million UBS is paying to the United States as described above); and (ii) UBS will complete its exit of the US cross-border business and will be permanently enjoined from violating the SEC registration requirements by providing broker-dealer or investment advisory services to US persons through UBS entities not registered with the SEC. The District Court in Washington, D.C., entered the final judgment on 19 March 2009.
Also on 18 February 2009, FINMA published the results of the now concluded investigation conducted by the Swiss Federal Banking Commission (SFBC). The SFBC concluded, among other things, that UBS violated the requirements for proper business conduct under Swiss banking law and issued an order barring UBS from providing services to US resident private clients out of non-SEC registered entities. Further, the SFBC ordered UBS to enhance its control framework around its cross-border businesses, and announced that the effectiveness of such framework would be audited.
The agreements with the DOJ and SEC did not resolve the “John Doe” summons which the IRS served on UBS in July 2008. In this regard, on 19 February 2009, the Civil Tax Division of the DOJ filed a civil petition for enforcement of this summons in US Federal District Court for the Southern District of Florida, through which it sought an order directing UBS to produce information located in Switzerland regarding US clients who have maintained accounts with UBS in Switzerland without providing a Form W-9.
On 19 August 2009, UBS executed a settlement agreement with the IRS and the DOJ, to resolve the “John Doe” summons litigation (UBS-US Settlement Agreement). At the same time, the United States and Switzerland entered into a separate but related agreement (Swiss-US Agreement). Among other things, these agreements provide that: (i) UBS and the IRS would promptly file a stipulation dismissing the “John Doe” summons enforcement action then pending in federal court in Miami; (ii) the IRS would submit a request for information regarding accounts of US clients maintained at UBS in Switzerland, on the basis that such clients appear to have committed tax fraud or the like within the meaning of the existing Swiss-US Treaty, to the Swiss Federal Tax Administration (SFTA); (iii) UBS would produce to the SFTA information on the accounts covered by the IRS treaty request in accordance with a specified schedule; (iv) UBS will send a notice to US accountholders that appear to be within the scope of the treaty request in accordance with a specified schedule; and (v) UBS and the IRS agree to amend UBS’s QI Agreement and applicable QI audit guidance to implement the provisions set forth in IRS Announcement 2008-98 and as necessary to give effect to subsequent regulations or other guidance, and the IRS will, upon execution of the amended QI Agreement and adoption of amended QI guidance, withdraw the previously disclosed QI Notice of Default dated 15 May 2008 served on UBS and thereby resolve all issues relating to the alleged breaches thereof. The UBS-US Settlement Agreement does not call for any monetary payment by UBS.
Subject to UBS’s compliance with its obligations set forth in the UBS-US Settlement Agreement that are required to be completed by 31 December 2009, the IRS will no later than that date withdraw the summons with prejudice as to all accounts not covered by the treaty request. Subject to UBS’s compliance with its notification and information processing obligations set forth in the UBS-US Settlement Agreement, the IRS will withdraw the “John Doe” summons with prejudice as to the remaining accounts – i.e. those subject to the treaty request – no later than 24 August 2010 upon the actual or anticipated delivery to the IRS of information relating to accounts covered by the treaty request that does not differ significantly from the expected results. In addition, the summons will be withdrawn with prejudice as to the remaining accounts if at any time on or after 1 January 2010 the IRS has received information relating to at least 10,000 accounts of US persons maintained at UBS in Switzerland pursuant to the treaty request, the IRS’s voluntary disclosure practice, the DPA or instructions by UBS clients directing UBS or the SFTA to provide their account information directly to the IRS. If neither of these events were to occur by 24 August 2010, the US and Swiss governments are to confer and consult in order to consider alternative mechanisms for achieving the levels of account information exchange expected to occur through the treaty request. Possible measures shall not impose any financial or new, non-financial obligations on UBS. If these efforts were to be unsuccessful in resolving the matter, the IRS would not be obligated to withdraw the “John Doe” summons with respect to those accounts covered by the

Financial information

Note 17 Litigation (continued)

treaty request that have not as of that time been disclosed to the IRS pursuant to the treaty request or instructions by UBS clients directing UBS or the SFTA to provide their account information directly to the IRS.
Pursuant to the UBS-US Settlement Agreement, on 19 August 2009, UBS and the IRS filed a stipulation of dismissal in the summons enforcement action, which the District Court entered that same day. On 31 August 2009, the IRS submitted the treaty request to the SFTA and as of 1 September 2009, the SFTA formally notified UBS of its receipt of the treaty request. UBS is in the process of identifying accounts covered by the treaty request, providing relevant account information to the SFTA and providing notice to the affected accountholders consistent with the requirements and schedule set forth in the UBS-US Settlement Agreement.
d)	Inquiries Regarding Non-US Cross-Border Businesses: Following the disclosure of the US cross-border matter and the settlements with the DOJ and the SEC, tax and regulatory authorities in a number of jurisdictions have requested information relating to the cross-border wealth management services provided by UBS and other financial institutions. In particular, the revenue services of the UK and Australia have served upon UBS and other Swiss and non-Swiss financial institutions providing cross-border wealth management services requests for information relating to such services that is located in the respective jurisdictions. UBS is cooperating with these information requests strictly within the limits of financial privacy obligations under Swiss law. It is premature to speculate on the outcome of any such inquiries.
e)	Matters Related to the Credit Crisis: UBS is responding to a number of governmental inquiries and investigations, and is involved in a number of litigations, arbitrations and disputes, related to the credit crisis, and in particular US mortgage-related securities and related structured transactions and derivatives. These matters concern, among other things, UBS’s valuations, disclosures, writedowns, underwriting, and contractual obligations. In particular, UBS has communicated with and has responded to inquiries by FINMA, its home country consolidated regulator, as well as the SEC, the Financial Industry Regulatory Authority (FINRA) and the United States Attorney’s Office for the Eastern District of New York (USAO), regarding some of these issues and others, including the role of internal control units, governance and processes around risk control and valuation of mortgage-related instruments, compliance with public disclosure rules, and the business rationales for the launching and the reintegration of Dillon Read Capital Management (DRCM). FINMA concluded its investigation in October 2008, but the investigations by the SEC, FINRA and the USAO are ongoing.
f)	Claims Related to UBS Disclosure: A putative consolidated class action has been filed against UBS and a number of current and former directors and senior officers in the Southern District of New York alleging securities fraud in connection with the firm’s disclosures relating to its losses in the subprime mortgage markets, its losses and positions in auction rate securities, and its US cross-border business. Defendants have moved to dismiss the complaint for lack of jurisdiction and for failure to state a claim. UBS and a number of senior officers and directors have also been sued in a putative consolidated class action brought on behalf of holders of UBS ERISA retirement plans in which there were purchases of UBS stock. UBS has moved to dismiss the ERISA complaint for failure to state a claim.
g)	Madoff: In relation to the Madoff investment fraud, UBS, UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by a number of regulators, including FINMA and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). The CSSF has made inquiries concerning two third party funds established under Luxembourg law substantially all assets of which were with Bernard L. Madoff Investment Securities LLC (BMIS), as well as certain funds established under offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. On 25 February 2009, the CSSF issued a communiqué with respect to the larger of the two funds, stating that UBS (Luxembourg) SA had failed to comply with its due diligence responsibilities as custodian bank. The CSSF ordered UBS (Luxembourg) SA to review its infrastructure and procedures relating to its supervisory obligations as custodian bank, but did not order it to compensate investors. On 25 May 2009, UBS (Luxembourg) SA submitted a comprehensive final report to the CSSF, which resulted in the CSSF publishing a new communiqué saying that UBS (Luxembourg) SA has provided evidence demonstrating that it has the infrastructure and internal organization in place in accordance with professional standards applicable to custodian banks in Luxembourg. A large number of alleged beneficiaries have filed claims against UBS entities for purported losses relating to the Madoff scheme. Further, certain clients of UBS Sauerborn (the KeyClient segment of UBS Deutschland AG) are exposed to Madoff-managed positions through third party-funds and funds administered by UBS Sauerborn.

Note 18 Goodwill impairment

Introduction

As at 30 September 2009, the following four segments carried goodwill: Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management, and the Investment Bank. For the purpose of testing goodwill for impairment, UBS considers each of these segments as a separate cash-generating unit, and determines the recoverable amount of a segment on the basis of value in use. On the basis of the impairment-testing methodology described below, UBS concluded that the goodwill allocated to all its segments remains recoverable.

Methodology

The recoverable amount is determined using a proprietary model based on discounted cash flows, which has been adapted to give effect to the special features of the banking business and its regulatory environment. The recoverable amount is determined by estimating streams of earnings available to shareholders in the next five years, discounted to their present values. The terminal value reflecting all periods beyond the fifth year is calculated on the basis of the estimated individual return on equity for each segment, which is derived from the forecast of fifth-year profit, the underlying equity, the cost of equity and the long-term growth rate. The recoverable amount of a segment is the sum of discounted earnings available to shareholders from the first five years and the terminal value.

The carrying amount for each segment is determined by a roll-forward of historic carrying amounts based on the equity attributed to UBS shareholders, as full balance sheets are not available for the segments. For each segment the beginning of the period balance of equity is rolled forward by accounting for the items that affect a segment’s carrying amount, e.g. allocation of transactions with shareholders at Group level, to arrive at the end of the period balance.

Investment Bank / Wealth Management Americas

On 30 September 2009, the reassessment of the goodwill of the Investment Bank and Wealth Management Americas continued to be a key focus. Goodwill allocated to the Investment Bank amounted to CHF 3.3 billion as at 30 September 2009, down from CHF 3.5 billion as at 30 June 2009; goodwill allocated to Wealth Management Americas amounted to CHF 3.7 billion, down from CHF 3.8 billion as at 30 June 2009. The decreases relate to foreign currency translation effects.

In its review of the goodwill balances as at the end of third quarter 2009, UBS considered the performance outlook of its Investment Bank and Wealth Management Americas business divisions and the underlying business operations to resolve whether the recoverable amount for this unit covers its carrying amount, based on the methodology described above. On this basis, UBS concluded that goodwill allocated to the Investment Bank and Wealth Management Americas remained recoverable on 30 September 2009. The conclusion was reached based on the updated forecast results and the underlying assumption that the economic environment will gradually improve over the next three years and reach an average growth level thereafter. However, if the conditions in the financial markets and banking industry further deteriorate and turn out to be worse than anticipated in UBS’s performance forecasts, the goodwill carried in the Investment Bank and Wealth Management Americas business divisions may need to be impaired in future quarters.
Recognition of any impairment of goodwill would reduce IFRS equity attributable to UBS shareholders and net profit but it would not impact the cash flows, BIS tier 1 capital, BIS total capital, and capital ratios of the UBS Group, as goodwill is required to be deducted from capital under the Basel II capital framework.

Note 19 Currency translation rates

The following table shows the principal rates used to translate the financial information of foreign entities into Swiss francs:

	Spot rate			Average rate			Average rate

	As of			For the quarter ended			Year-to-date
	30.9.09	30.6.09	31.12.08	30.9.09	30.6.09	30.9.08	30.9.09	30.9.08

1 USD	1.04	1.09	1.07	1.06	1.10	1.09	1.10	1.04

1 EUR	1.52	1.52	1.49	1.52	1.52	1.61	1.51	1.60

1 GBP	1.66	1.79	1.56	1.80	1.74	2.03	1.71	2.01

100 JPY	1.16	1.13	1.17	1.14	1.13	1.02	1.16	1.00

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) future developments in the markets in which UBS operates or to which it is exposed, including movements in securities markets, credit spreads, currency exchange rates and interest rates; (2) the effect of the current economic environment or other developments on the financial position or creditworthiness of UBS’s customers and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings; (4) the outcome and possible consequences of pending or future actions or inquiries concerning UBS’s cross-border banking business by tax or regulatory authorities in various jurisdictions; (5) the degree to which UBS is successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; (6) UBS’s ability to retain and attract the employees that are necessary to generate revenues and to manage, support and control its businesses; (7) political, governmental and regulatory developments, including the effect of more stringent capital requirements and the possible imposition of additional legal or regulatory constraints on UBS’s activities; (8) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (9) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (10) changes in the size, capabilities and effectiveness of UBS’s competitors; (11) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures, either within UBS or within a counterparty; and (12) technological developments. In addition, actual results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s restated Annual Report on Form 20-F / A for the year ended 31 December 2008. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

Imprint | Publisher: UBS AG, P.O. Box, CH-8098 Zurich, Switzerland; P.O. Box, CH-4002 Basel, Switzerland | www.ubs.com | Language: English | SAP-No. 80834E-0904

© UBS 2009. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) filed and dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust filed and dated May 10, 2004 (Registration Number 033-91744) and filed May 17, 2004 and dated May 13, 2004 (Registration Number 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Oswald J. Grübel
	Name:	Oswald J. Grübel
	Title:	Group Chief Executive Officer

By:	/s/ John Cryan
	Name:	John Cryan
	Title:	Group Chief Financial Officer

Date: November 3, 2009